As filed with the Securities and Exchange Commission on September 17, 2010

Registration No. 333-168858

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pacific Biosciences of California, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	3826	16-1590339
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1380 Willow Road

Menlo Park, CA 94025

(650) 521-8000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Hugh C. Martin

Chief Executive Officer

1380 Willow Road

Menlo Park, CA 94025

(650) 521-8000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Larry W. Sonsini Donna M. Petkanics Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Matthew B. Murphy Vice President and General Counsel 1380 Willow Road Menlo Park, CA 94025 (650) 521-8000	Alan F. Denenberg Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Prospectus (Subject to Completion)

Issued September 17, 2010

             Shares

Common Stock

This is the initial public offering of common stock of Pacific Biosciences of California, Inc. Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $             and $             per share.

We expect to apply for listing of our common stock on the NASDAQ Global Market under the symbol “PACB”.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Pacific Biosciences, before expenses	$	$

We have granted the underwriters an option to purchase up to                      additional shares of common stock to cover over-allotments.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                     , 2010.

J.P.Morgan	Morgan Stanley

Deutsche Bank Securities	Piper Jaffray

                             , 2010

PACIFIC
BIOSCIENCES™

REVEALING NEW BIOLOGICAL INSIGHTS

SMRT™ BIOLOGY

Single Molecule Real Time
De Novo Sequencing
Resequencing
Kinetic Detection
Rare Variant Detection
RNA Sequencing*
Translation*

*Future application

PACIFIC BIOSCIENCES™

PACBIO *RS*

PACIFIC BIOSCIENCES HAS INTRODUCED A PLATFORM FOR SINGLE MOLECULE, REAL-TIME OBSERVATION OF BIOLOGICAL EVENTS.

PACIFIC BIOSCIENCES™

SMRT™ CELL ZOOM
3.7X
ZMW ARRAY
250X
SMRT™ CELL
ACTUAL SIZE
ZMW PROFILE VIEW
100,000X
ZMW WITH DNA SEQUENCING

SCALABLE

PACIFIC BIOSCIENCES' TECHNOLOGY HAS THE ABILITY TO SCALE EXPERIMENT SIZE ACROSS A RANGE OF APPLICATIONS. THE ABILITY TO RUN A SINGLE SMRT™ CELL, OR BATCH MULTIPLE SMRT™ CELLS IN A SINGLE RUN, PROVIDES FLEXIBILITY IN EXPERIMENT DESIGN AND IMPLEMENTATION.

8PAC WITH SMRT™ CELLS

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. This prospectus is an offer to sell only the shares offered hereby but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including                     , 2010 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

For investors outside the United States, neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. If you are an investor outside the United States, you are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

i

PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus and does not contain all the information you should consider before investing in our common stock. You should carefully read this prospectus in its entirety before investing in our common stock, including the section entitled “Risk Factors,” and our financial statements and related notes included elsewhere in this prospectus.

Overview

We develop, manufacture and market an integrated platform for genetic analysis. We have developed an approach to study the synthesis and regulation of deoxyribonucleic acid, or DNA. Combining recent advances in nanofabrication, biochemistry, molecular biology, surface chemistry and optics, we created a technology platform called single molecule, real-time, or SMRT, technology. Our SMRT technology uses the natural processing power of enzymes, combined with specially designed reagents and detection systems, to record individual biochemical events as they occur. The ability to observe single molecule events in real time provides the research community with a new tool for investigating basic biochemical processes such as DNA synthesis. We believe our SMRT technology has the potential to advance scientific understanding by providing a window into biological processes that has not previously been open.

Our initial focus is on the DNA sequencing market where we have developed and introduced a third generation sequencing platform, the PacBio RS. We believe that the PacBio RS, which uses our proprietary SMRT technology, maintains many of the key attributes of currently available sequencing technologies while solving many of the inherent limitations of previous technologies. Our system provides long readlengths, flexibility in experimental design, fast time to result and is designed to be easy to use. The PacBio RS consists of an instrument platform and the proprietary products necessary to run the platform, which we call consumables. Our proprietary consumables are currently comprised of our SMRT Cells and three chemical reagent kits. The system is designed to be integrated into existing laboratory workflows and information systems. Customers that have placed orders for our products include research institutions and commercial companies that plan to use the PacBio RS for clinical, basic and agricultural research, drug discovery and development, biosecurity and bio-fuels. Our customers are also interested in a number of other potential applications, including molecular diagnostics, food safety and forensics, which may require us to enhance the capabilities of our current products or develop additional products. To date, we have neither commercially launched nor generated any revenue from our products.

We believe that our SMRT technology has the potential to impact scientific study beyond DNA sequencing. We, and our scientific collaborators, have published a number of peer-reviewed articles in journals including Science, Nature and Nature Methods highlighting the power and potential applications of the SMRT platform. Potential applications that have been demonstrated include the study of chemical and structural modifications of DNA and the processing of ribonucleic acid, or RNA, and proteins, although these applications will not be available at commercial launch of the PacBio RS. We plan to provide these additional capabilities through enhancements to software and consumables without modifications to the PacBio RS hardware.

Evolution of Sequencing

Recent advances in the understanding of biological complexity have highlighted the need for new tools to study DNA, RNA and proteins. In the field of DNA sequencing, incremental technological advances have provided novel insights into the structure and function of the genome. The International Human Genome Project, designed to map the human genome, took 13 years at a cost of over $3 billion and resulted in only approximately 92% coverage of the genome at its conclusion in 2004. The project generated many important insights regarding human biology, including a reduction in the number of estimated genes in the human genome from 100,000 or more to approximately 23,000. Despite these advances, researchers have not been able to fully characterize the human genome due to inherent limitations in existing technologies.

First generation DNA sequencing, also called “Sanger sequencing,” was introduced in 1977 and has gradually grown into a $600 million market. Under standard conditions, this method results in average readlength, defined as the number of individual bases identified contiguously, of approximately 700 bases, but may be extended to 1,000 bases. These are relatively long readlengths compared with other sequencing methods. However, first generation sequencing is limited by the small amounts of data that can be processed per unit of time, referred to as throughput. The limited throughput of first generation sequencing technologies constrains the ability of researchers to sequence the large amounts of genetic material needed to unravel the complexities of many biological processes.

Second generation sequencing emerged in 2005 to address the issue of limited throughput. Since introduction, the market for these sequencing tools has grown rapidly and is currently estimated to be $600 million. Second generation technologies rely on polymerase chain reaction, or PCR, amplification to generate numerous copies of a DNA sample to provide sufficient signal for detection. This amplification process can introduce errors in the DNA sequence known as amplification bias. In addition to introducing errors in the sequence, the process of amplification increases the complexity and time associated with sample preparation. Second generation tools are also characterized by a “flush and scan” sequencing process that, for many commercial second generation systems, results in long run times and decreased readlengths. The “flush and scan” sequencing process involves sequentially flushing in reagents, such as labeled nucleotides, incorporating the labeled nucleotides into the DNA strands, stopping the incorporation reaction, washing out the excess reagent, scanning to identify the incorporated base by virtue of the incorporated label and finally treating that base so that the strand is ready for the next “flush and scan” cycle. This repetitive process limits the average readlength produced by most second generation systems under standard sequencing conditions to approximately 35 to 400 bases. Long run times limit the flexibility of researchers to conduct experiments and short readlengths complicate the reassembly of sequences and the identification of disease-related variations in the genetic sequence.

Our Solution

We have developed a technology platform that enables single molecule, real-time, or SMRT, detection of biological processes. Based on our proprietary SMRT technology, we have introduced a third generation DNA sequencing system, the PacBio RS, that addresses many of the limitations of the first and second generation technologies and may also enable other types of biological research. The DNA sequencing market is expected to grow from $1.2 billion in 2009 to more than $3.6 billion by 2014 according to Scientia Advisors, a life sciences consulting firm. The growth in this market is expected to be driven by increases in the demand for sequencing products from both research institutions and commercial companies, including genome centers, government and academic institutions, genomic service providers, pharmaceutical companies and agriculture companies.

Three key innovations underlie our SMRT technology platform:

•

The SMRT Cell.    Our DNA sequencing is performed on proprietary SMRT Cells, each having an array of approximately 75,000 zero mode waveguides, or ZMWs. Each ZMW is a hole, tens of nanometers in diameter, which allows for limited penetration of focused laser light, creating a 30 nanometer observation window. Within this window, a DNA polymerase is immobilized on the surface of the ZMW and exposed to phospholinked nucleotides, allowing us to view labeled nucleotides being added into a growing DNA strand within the ZMW through the visualization of a fluorescent signal, or tag, associated with the nucleotide that is being added. The current immobilization process randomly distributes polymerases into ZMWs across the SMRT Cell, resulting in approximately one-third of the ZMWs being available for use.

•

Phospholinked nucleotides.    Our SMRT technology requires the use of our proprietary phospholinked nucleotides. These nucleotides have a fluorescent dye attached to the phosphate chain of the nucleotide rather than to the base, as is the case with other technologies. During the synthesis process, the phosphate chain is cleaved when the nucleotide is incorporated into the DNA strand. The DNA polymerase naturally frees the dye molecule from the nucleotide when it cleaves the phosphate chain leaving a completely natural piece of DNA with no evidence of labeling remaining. This removes the need for a “flush and scan” method as used in second generation sequencing, enabling long readlengths.

•

The PacBio RS.    The PacBio RS is an instrument that conducts, monitors and analyzes single molecule biochemical reactions in real time. The instrument includes high performance optics, automated liquid handling, a touchscreen control interface, a computational Blade Center and software. The PacBio RS uses a high numerical aperture objective lens and four single-photon sensitive cameras to collect light emitted by fluorescent reagents allowing the observation of biological processes, such as the incorporation of labeled nucleotides during DNA synthesis. These observations are recorded as the biochemical events occur. An optimized set of algorithms is then used to translate this data into biologically relevant information, such as the composition of DNA strands known as base calls.

Our sequencing system includes the PacBio RS instrument and proprietary consumables, including SMRT Cells and reagent kits, providing a complete solution to the customer. A comprehensive informatics tools suite enabling users to generate finished sequence data is also included. The workflow begins with customers isolating their DNA samples of interest, which can come from a variety of sources, including humans, plants or animals, based on the nature of their scientific study. They then use our reagent kits to convert their DNA sample into a format that is compatible with our system. After loading their sample into the PacBio RS, they start the instrument run and real-time sequencing is performed. Our software is used for experimental design, instrument operation and interpretation of results.

We have instituted a limited production release program pursuant to which we have received orders for eleven limited production release instruments. Our limited production release customers include genome centers, clinical, government and academic institutions and an agricultural company. As of September 15, 2010, we have shipped a total of seven PacBio RS limited production release instruments, and we intend to ship the remaining four this year. Generally, each of these customers is obligated to pay us a deposit after accepting a limited production release instrument, and is entitled to receive an upgrade to a commercial release version of the PacBio RS, at which time each customer will be obligated to pay the balance of their order and we will then recognize revenue.

As of June 30, 2010, our backlog was approximately $15 million, which includes both orders for limited production release instruments and full commercial release instruments received as of that date. We expect to deliver all orders in our backlog by December 31, 2011, however we do not expect to recognize revenue on any orders prior to December 31, 2010. The commercial launch of our first products is scheduled for early 2011. We cannot provide assurance that we will recognize revenue from these customers.

All of our revenue to date has been generated from government grants.

SMRT Sequencing Advantages

Sequencing based on our SMRT technology offers the following key benefits:

•

Single molecule, real-time analysis.    The ability to observe single molecules in real time combined with long readlength allows our system to observe structural and cell type variation that present challenges for existing short read technologies. Unlike many other sequencing platforms, minimal amounts of reagent and sample preparation are required, and the sequencing reaction does not involve a time-consuming “flush and scan” process. In addition, our system does not require the routine PCR amplification needed by most second generation sequencing systems, thereby avoiding systematic amplification bias.

•

Longer readlengths.    Our SMRT technology enables longer readlengths than most other commercially available sequencing methods largely due to the reagents and detection methods that we employ. Our technology uses a genetically modified DNA polymerase that maintains the natural processing activity of the polymerase while operating at a slower speed, enabling accurate detection of labeled nucleotides as they are added to a growing DNA strand. In nature, molecular events are intrinsically random, leaving uncertainty in the possible readlength of a particular sequencing reaction. Since our approach uses the natural processing activity of the polymerase, it produces a distribution of readlengths. We have demonstrated readlengths greater than 1,000 base pairs on average with instances of over 10,000 base pairs. We believe that the long readlengths produced by our SMRT technology will allow insights into biology that are not possible with existing technologies.

•

Faster time to result.    With the PacBio RS, sample preparation to sequencing results can take less than one day. A typical sequencing run can require as little as 30 minutes of instrument time. This speed enables the research community to ask and answer questions much faster than with existing technologies which often take multiple days to produce results. This fast time to result may have important implications for applications where speed is of critical importance such as infectious disease monitoring and molecular pathology.

•

Ease of use.    We believe our system is easy to use and adopt because it is compatible with existing lab workflows and informatics infrastructures. Our SMRTbell sample preparation protocol is designed to be simple and fast. It can be used with a variety of sample types and can output a range of DNA lengths. The PacBio RS is equipped with a touchscreen interface and requires minimal user intervention.

•

Flexibility and granularity.    The PacBio RS system enables the user to optimize performance based on the needs for a particular project. The system also has the ability to scale the throughput and cost of sequencing across a range of small and large projects. We call this granularity, and it results from our flexible consumables format. The ability to run a single SMRT Cell, or batch multiple SMRT Cells in a single run, provides flexibility in experiment design and implementation.

•

Ability to observe and capture kinetic information.    The ability to observe the activity of a DNA polymerase in real time enables the PacBio RS to collect, measure and assess the dynamics and timing of nucleotides being added to a growing DNA strand, referred to as kinetics. It is well established in the scientific community that chemical modification of DNA, such as the addition of a methyl group, known as methylation, can alter the biological activity of the affected nucleotide. The presence or absence of a methyl group can determine whether or not a gene is expressed in a particular cell, tissue or organism. The impact of such chemical modification of DNA on the expression of genes has been hypothesized to play a role in many diseases, including cancer. Importantly, it has been shown that changes in kinetics which can be detected automatically by the PacBio RS, may reflect the presence of DNA methylation.

Our Strategy

We plan to execute the following strategy:

•

Define the future of biological analysis based on SMRT technology.    Our SMRT technology provides a window into biological processes that has not previously been available. We have and will continue to communicate the benefits and advantages of our SMRT technology platform through our commercial and marketing activities. In addition, we will continue to pursue publication of biological insights using our SMRT technology in top-tier scientific, peer-reviewed journals. We plan to continue to develop the applications of our SMRT technology in the field of DNA and to develop new applications in the fields of RNA and protein biology.

•

Focus initially on the DNA sequencing market.    We will initially sell our products into the rapidly growing DNA sequencing market, addressing many of the limitations in current sequencing technologies and enabling a wide range of experiments and applications. We believe that the introduction of the PacBio RS will expand the market for genetic analysis tools. Customers that have placed orders for our products include research institutions and commercial companies that plan to use the PacBio RS for clinical, basic and agricultural research, drug discovery and development, biosecurity and bio-fuels. Our customers are also interested in a number of other potential applications, including molecular diagnostics, food safety and forensics, which may require us to enhance the capabilities of our current products or develop additional products.

•

Continually enhance product performance to increase market share.    The design of the PacBio RS will allow for significant performance improvements without an upgrade or replacement of the instrument hardware. These performance enhancements will be delivered through software upgrades and new consumables. Our flexible platform is designed to generate a recurring revenue stream through the sale of proprietary SMRT Cells and reagent kits. Our research and development efforts are focused on product enhancements to reduce DNA sequencing cost and time as well as expand capabilities.

•

Leverage platform to develop and launch additional applications.    We plan to leverage our SMRT technology platform to develop new applications targeting kinetic detection, RNA transcription monitoring, RNA sequencing, protein translation and ligand binding, which is the biochemical interaction of a molecule with a second molecule or set of molecules. We believe these applications will create substantial new markets for our technology.

•

Create a global community of users to enhance informatics capabilities and drive adoption of our products.    We have worked closely with members of the informatics community to develop and define standards for working with single molecule, real-time sequence data. We have launched the PacBio DevNet, a software developer’s open network to support academic informatics developers, life scientists and independent software vendors interested in creating tools to work with our third generation sequencing data.

Risks Affecting Us

Our business is subject to a number of risks and uncertainties that you should understand before making an investment decision. These risks may have a material adverse effect on our business or operating results. These risks are discussed more fully in the section entitled “Risk Factors” following this prospectus summary. These include:

•	we are a development stage company with limited operating history and we have not recognized revenue from the sale of any products to date, including sales of our PacBio RS;

•	we have a cumulative loss from operations of $246 million as of June 30, 2010, and we expect to continue to incur significant losses as we develop our business and may never achieve profitability;

•	we cannot be sure that the PacBio RS or any other products we expect to introduce will gain acceptance in the marketplace;

•	the PacBio RS and related consumable products we expect to introduce are highly complex, with unknown support requirements;

•	the PacBio RS may not meet the specifications required for full commercial release and we may not be able to produce other products with the specifications required by our customers;

•	a significant portion of our potential sales depends on customers’ capital spending budgets that may be subject to significant and unexpected variation;

•	we may never earn revenue from our orders in backlog;

•	we have limited experience in selling and marketing our products and, as a result, may be unable to successfully commercialize our SMRT technology;

•	rapidly changing technology in life sciences could make the products we are developing obsolete and we may not be able to develop and manufacture new and improved products;

•

we have limited experience in manufacturing our products, and we may be unable to establish manufacturing capacity for the PacBio RS or our consumable products in a timely manner or manufacture these products at a reasonable cost;

•	we may be unable to successfully scale the manufacturing process necessary to build and test multiple products on a full commercial basis; and

•	we may be unable to secure or maintain protection for our intellectual property and we are subject to litigation claiming that we infringe the intellectual property rights of others.

Corporate History and Information

We incorporated in the State of Delaware in 2000. Our executive offices are located at 1380 Willow Road, Menlo Park, California 94025, and our telephone number is (650) 521-8000. Our website address is www.pacificbiosciences.com. Information contained on our website is not incorporated by reference into this prospectus, and should not be considered to be part of this prospectus.

In this prospectus, “we,” “us” and “our” refer to Pacific Biosciences of California, Inc. and its subsidiaries.

The names “Pacific Biosciences,” “PacBio,” “SMRT,” “SMRTbell” and our logo are our trademarks. All other trademarks and trade names appearing in this prospectus are the property of their respective owners.

THE OFFERING

Common stock offered by us	Shares

Over-allotment option	Shares

Common stock to be outstanding after this offering	Shares

Use of proceeds

We intend to use the net proceeds from this offering to fund ongoing research and development of our products and SMRT technology, increases in our sales and marketing efforts associated with our planned commercial launch, increases in the scale of our manufacturing operations associated with producing our products and general corporate purposes, including working capital. We also may use a portion of the net proceeds to acquire complementary products, services, technologies or businesses. However, we have no understandings, agreements or commitments with respect to any such acquisition at this time. See “Use of Proceeds.”

Proposed NASDAQ Global Market symbol	“PACB”

The number of shares of our common stock that will be outstanding following this offering is based on 75,227,061 shares of our common stock outstanding as of June 30, 2010 and excludes:

•	17,575,343 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2010, with a weighted-average exercise price of $2.70 per share;

•

50,569 shares of common stock issuable upon the exercise of warrants to purchase 50,569 shares of convertible preferred stock at a weighted-average exercise price of $1.58 per share that upon the closing of this offering will represent warrants to purchase shares of common stock at a weighted-average exercise price of $1.58 per share; and

•

11,537,206 shares of our common stock reserved for future issuance under our stock-based compensation plans, including 5,000,000 shares of common stock reserved for issuance under our 2010 Equity Incentive Plan, 1,500,000 shares of our common stock reserved for issuance under our 2010 Employee Stock Purchase Plan, 1,000,000 shares of our common stock reserved for issuance under our 2010 Outside Director Equity Incentive Plan, and shares that become available under the 2010 Equity Incentive Plan, 2010 Employee Stock Purchase Plan and 2010 Outside Director Equity Incentive Plan pursuant to provisions thereof that automatically increase the shares reserved for issuance under such plans, as more fully described in “Executive Compensation — Employee Benefit Plans.” The 2010 Equity Incentive Plan, 2010 Employee Stock Purchase Plan and 2010 Outside Direct Equity Incentive Plan will become effective in connection with this offering.

Unless otherwise noted, the information in this prospectus reflects and assumes the following:

•	the conversion of all outstanding shares of our convertible preferred stock into an aggregate 73,305,523 of shares of common stock upon the closing of this offering;

•	the conversion of all outstanding warrants to purchase shares of our convertible preferred stock into warrants to purchase 50,569 shares of common stock upon the closing of this offering;

•	no exercise after June 30, 2010 of options or warrants outstanding;

•	the effectiveness of our amended and restated certificate of incorporation upon the closing of this offering; and

•	no exercise by the underwriters of their over-allotment option.

SUMMARY FINANCIAL DATA

The summary statement of operations data below for the years ended December 31, 2007, 2008 and 2009 has been derived from our audited financial statements included elsewhere in this prospectus. The summary statement of operations data for the six-month periods ended June 30, 2009 and 2010 and the balance sheet data as of June 30, 2010 have been derived from our unaudited interim financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	Years ended December 31,			Six-month periods ended June 30,
	2007	2008	2009	2009	2010
	(in thousands, except share and per share amounts)
Statements of operations data:
Revenue	$2,163	$901	$135	$—	$1,174
Operating expenses
Research and development	19,216	37,997	75,879	30,090	52,406
Sales, general and administrative	6,338	7,713	12,326	5,338	11,717

Total operating expenses	25,554	45,710	88,205	35,428	64,123

Loss from operations	(23,391)	(44,809)	(88,070)	(35,428)	(62,949)
Interest income (expense), net	1,940	1,157	451	327	(35)
Other income (expense), net	(67)	(102)	(84)	(10)	(55)

Net loss	$(21,518)	$(43,754)	$(87,703)	$(35,111)	$(63,039)

Basic and diluted net loss per share(1)	$(122.02)	$(62.02)	$(86.94)	$(37.76)	$(53.97)

Weighted-average shares outstanding used to calculate basic and diluted net loss per share(1)	176,342	705,451	1,008,781	929,856	1,168,063

Pro forma basic and diluted net loss per share (unaudited)(1)

Pro forma weighted-average shares outstanding used to calculate basic and diluted net loss per share (unaudited)(1)

(1)

Please see the notes to our financial statements appearing elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net loss per common share, the pro forma basic and diluted net loss per common share and the number of shares used in the computation of the per share amounts.

The following table presents balance sheet data as of June 30, 2010 on an actual basis and on an as adjusted basis to reflect our sale of              shares of common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the front cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

	As of June 30, 2010
	Actual	Pro forma(1)	Pro forma as adjusted(2)(3)
	(unaudited)
	(in thousands)
Balance sheet data:
Cash, cash equivalents and investments	$138,756	$138,756	$
Working capital	123,896	123,896
Total assets	152,897	152,897
Convertible preferred stock warrant liability	282	—
Convertible preferred stock	367,036	—
Total stockholders’ equity (deficit)	(235,650)	131,668

(1)

The pro forma balance sheet data in the table above reflects (i) the conversion of all outstanding shares of convertible preferred stock into common stock and (ii) the reclassification of the convertible preferred stock warrant liability to additional paid-in capital, each effective upon the closing of this offering.

(2)

The pro forma as adjusted balance sheet data in the table above also reflects the pro forma conversions and reclassifications described immediately above plus the sale of              shares of our common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) cash, cash equivalents and investments, and working capital, total assets and total stockholders’ equity (deficit) by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase of 1.0 million shares in the number of shares offered by us would increase cash, cash equivalents, investments, and working capital, total assets and total stockholders’ equity (deficit) by approximately $             million. Similarly, each decrease of 1.0 million shares in the number of shares offered by us would decrease cash, cash equivalents and investments, and each of working capital, total assets and total stockholders’ equity (deficit) by approximately $             million. The pro forma as adjusted information discussed above is only illustrative and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our financial statements and related notes, before deciding whether to purchase shares of our common stock. If any of the following risks is realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business

We are a development stage company with limited operating history.

We may never achieve commercial success and have not yet commercially launched our first product. We have no historical financial data upon which we may base our projected revenue. We have limited historical financial data upon which we may base our planned operating expense or upon which you may evaluate us and our prospects. Based on our limited experience in developing and marketing new products, we may not be able to effectively:

•	drive adoption of our products;

•	attract and retain customers for our products;

•	comply with evolving regulatory requirements applicable to our products;

•	anticipate and adapt to changes in our market;

•	focus our research and development efforts in areas that generate returns on these efforts;

•	maintain and develop strategic relationships with vendors and manufacturers to acquire necessary materials for the production of our products;

•	implement an effective marketing strategy to promote awareness of our products;

•	scale our manufacturing activities to meet potential demand at a reasonable cost;

•	avoid infringement and misappropriation of third-party intellectual property;

•	obtain licenses on commercially reasonable terms to third-party intellectual property;

•	obtain valid and enforceable patents that give us a competitive advantage;

•	protect our proprietary technology;

•	provide appropriate levels of customer training and support for our products;

•	protect our products from any equipment or software-related system failures; and

•	attract, retain and motivate qualified personnel.

In addition, a high percentage of our expenses is and will continue to be fixed. Accordingly, if we do not generate revenue as and when anticipated, our losses may be greater than expected and our operating results will suffer. You should consider the risks and difficulties frequently encountered by companies like ours in new and rapidly evolving markets when making a decision to invest in our common stock.

We have incurred losses to date, and we expect to continue to incur significant losses as we develop our business and may never achieve profitability.

We have incurred net losses since inception and have generated no revenue from product sales to date. We expect to incur increasing costs as we grow our business. We cannot be certain if or when we will produce sufficient revenue from our operations to support our costs. Even if profitability is achieved, we may not be able to sustain profitability. As of June 30, 2010, we had an accumulated deficit of $255.0 million. We expect to incur substantial losses and negative cash flow for the foreseeable future.

If our products fail to achieve and sustain sufficient market acceptance, we will not generate expected revenue and our business may not succeed.

Since we have not yet commercialized our products, we cannot be sure that they will gain acceptance in the marketplace. Our success depends, in part, on our ability to develop products that displace or supplement current technology, as well as to expand the market for genetic analysis to include new applications that are not practical with current technologies. To accomplish this, we must develop and successfully commercialize our SMRT technology for use in a variety of life science applications. There can be no assurance that we will be successful in securing customers for our products, in particular, our first product which is focused on DNA sequencing. Furthermore, we cannot guarantee that the design of our products, including the initial specifications and any enhancements or improvements to those specifications, will be satisfactory to potential customers in the markets we seek to reach. These markets are dynamic, and there can be no assurance that they will develop as quickly as we expect or that they will reach their full potential. As a result, we may be required to refocus our marketing efforts, and we may have to make changes to the specifications of our products to enhance our ability to enter particular markets more quickly. Even if we are able to implement our technology successfully, we may fail to achieve or sustain market acceptance of our products by academic and government research laboratories and pharmaceutical, biotechnology and agriculture companies, among others, across the full range of our intended life science applications. If the market for our products fails to develop or grows more slowly than anticipated, if competitors develop better or more cost-effective products or if we are unable to develop a significant customer base, our future sales and revenue would be materially harmed and our business may not succeed.

The products we expect to introduce are highly complex, with unknown support requirements.

In light of the highly complex technology involved in our products, there can be no assurance that we will be able to successfully complete the development or manufacture of, or to provide adequate support for, our products. If our products have reliability or other quality issues or require unexpected levels of support, our reputation and business could be harmed. We cannot estimate with any certainty the cost of service and support. We intend to ship our Pac Bio RS instruments with one year of service included in the purchase price with an option to purchase an additional year of service. If service and support costs are more than we anticipate, our business and operations may be adversely affected.

We may not be able to produce instruments with the specifications required by our customers.

We have developed performance standards for our commercial products that may not be achieved using our current design and manufacturing processes. If the actual performance of the commercial instrument deviates substantially from our target specifications or is below the performance mandated by our customers, customer demand may be negatively affected. Customers may refuse to accept our products in a timely manner or at all, which would adversely affect our revenue. Any inability to meet performance standards may materially impact the commercial viability of our products and harm our business.

We may be unable to develop our future commercial applications.

Our future business depends on our ability to execute on our plans to develop, manufacture, and market additional commercial applications of our SMRT technology, including SMRT Kinetic Detection, SMRT Transcription, SMRT RNA Sequencing, SMRT Translation and SMRT Ligand Binding, which applications are more fully described under the subheading “Future Commercial Applications” on page 64. These future commercial applications will require significant investments of cash and resources and we may experience unexpected delays or difficulties that could postpone our ability to commercially launch these future applications, which could have a material adverse effect on our business, prospects, operating results and financial condition.

We may be unable to manufacture our consumable kits, including SMRT Cells, to the specifications required by our customers or in quantities necessary to meet demand at an acceptable cost.

In order to successfully commercialize our products, we will need to supply our customers with consumable kits to be used with our instruments. We have limited experience manufacturing these consumable kits. For example, the manufacture of our SMRT Cells involves complex manufacturing processes. Since we are in an early phase of producing SMRT Cells, our current manufacturing yields are low and therefore the cost of manufacturing these products is high. There is no assurance that we will be able to manufacture our consumable kits or SMRT Cells so that they consistently achieve the product specifications and quality that our customers expect. There is also no assurance that we will be able to increase manufacturing yields and decrease costs. Furthermore, we may not be able to increase manufacturing capacity for our consumable kits or SMRT Cells to meet anticipated demand. An inability to manufacture consumable kits and SMRT Cells that consistently meet specifications, in necessary quantities and at commercially acceptable costs will have a negative material impact on our business.

We may never earn revenue from our orders in backlog.

As of June 30, 2010 we had orders in backlog totaling approximately $15.0 million. This figure represents product orders from our customers that we have confirmed and for which we have not yet recognized revenue. We may never ship products represented by this backlog or receive revenue from these orders, and the order backlog we report may not be indicative of our future revenue.

Many events can cause an order not to be completed or delayed, some of which may be out of our control. If we delay fulfilling customer orders, those customers may seek to cancel their orders with us. In addition, customers may otherwise seek to cancel or delay their orders even if we are prepared to fulfill them. If our orders in backlog do not result in sales, our operating results will suffer and we may have write-offs associated with excess or obsolete inventory.

Rapidly changing technology in life sciences could make the products we are developing obsolete unless we continue to develop and manufacture new and improved products and pursue new market opportunities.

Our industry is characterized by rapid and significant technological changes, frequent new product introductions and enhancements and evolving industry standards. Our future success will depend on our ability to continually improve the products we are developing, to develop and introduce new products that address the evolving needs of our customers on a timely and cost-effective basis and to pursue new market opportunities that develop as a result of technological and scientific advances. These new market opportunities may be outside the scope of our proven expertise or in areas which have unproven market demand, and the utility and value of new products and services developed by us may not be accepted in the markets served by the new products. Our inability to gain market acceptance of new products could harm our future operating results. Our future success also depends on our ability to manufacture these new and improved products to meet customer demand in a timely and cost-effective manner, including our ability to resolve manufacturing issues that may arise as we commence production of these complex products. Unanticipated difficulties or delays in replacing existing products with new products we introduce or in manufacturing improved or new products in sufficient quantities to meet customer demand could diminish future demand for our products and harm our future operating results.

A significant portion of our potential sales depends on customers’ capital spending budgets that may be subject to significant and unexpected variation.

A substantial portion of our potential product sales represent significant capital purchases by customers. Our potential customers include academic and government institutions, medical research institutions, pharmaceutical, biotechnology and chemical companies, and their capital spending budgets can have a significant effect on the demand for our products. These budgets are based on a wide variety of factors, including the allocation of available resources to make purchases, funding from government sources, the spending priorities among various types of research equipment and policies regarding capital expenditures during recessionary periods. Any decrease in capital spending or change in spending priorities of our potential customers could significantly reduce the demand for our products. Moreover, we have no control over the timing and amount of purchases by these potential customers, and as a result, revenue from these sources may vary significantly due to factors that can be difficult to forecast. We may also have to write off excess or obsolete inventory if sales of our products are not consistent with our expectations or the market requirements for our products change due to technical innovations in the marketplace. Any delay or reduction in purchases by potential customers or our inability to forecast fluctuations in demand could harm our future operating results.

We have limited experience in sales and marketing of our products and, as a result, may be unable to successfully commercialize our products.

We have limited experience in sales and marketing of our products. Our ability to achieve profitability depends on our being able to attract customers for our products. Although members of our sales and marketing team have considerable industry experience and have engaged in marketing activities for our products, in the future we must expand our sales, marketing, distribution and customer support capabilities with the appropriate technical expertise to effectively market our products. To perform sales, marketing, distribution and customer support successfully, we will face a number of risks, including:

•	our ability to attract, retain and manage the sales, marketing and service force necessary to commercialize and gain market acceptance for our technology;

•	the time and cost of establishing a specialized sales, marketing and service force for a particular application, which may be difficult to justify in light of the revenue generated; and

•	our sales, marketing and service force may be unable to initiate and execute successful commercialization activities.

We may seek to enlist one or more third parties to assist with sales, distribution and customer support globally or in certain regions of the world. There is no guarantee, if we do seek to enter into such arrangements, that we will be successful in attracting desirable sales and distribution partners or that we will be able to enter into such arrangements on favorable terms. If our sales and marketing efforts, or those of any third-party sales and distribution partners, are not successful, our technologies and products may not gain market acceptance, which could materially impact our business operations.

We have limited experience in manufacturing our products. If we are unable to establish manufacturing capacity by ourselves or with partners in a timely manner, commercialization of our products would be delayed, which would result in lost revenue and harm our business.

In order to commercialize our products in volume, we need to either build additional internal manufacturing capacity or contract with one or more manufacturing partners, or both. Our technology and the manufacturing process for our products is highly complex, involving a large number of unique parts, and we may encounter unexpected difficulties in manufacturing our products. There is no assurance that we will be able to continue to build manufacturing capacity internally or find one or more suitable manufacturing partners, or both, to meet the volume and quality requirements necessary to be successful in the market. Manufacturing and product quality issues may arise as we increase the scale of our production. If our products do not consistently meet our customers’ performance expectations, our reputation may be harmed, and we may be unable to generate sufficient revenue to become profitable. Any delay or inability in establishing or expanding our manufacturing capacity could diminish our ability to develop or sell our products, which could result in lost revenue and seriously harm our business, financial condition and results of operations.

We rely on other companies for the manufacture of certain components and sub-assemblies and intend to outsource additional sub-assemblies in the future. We may not be able to successfully scale the manufacturing process necessary to build and test multiple products on a full commercial basis, in which event our business would be materially harmed.

Our products are complex and involve a large number of unique components, many of which require precision manufacturing. The nature of the products requires customized components that are currently available from a limited number of sources, and in some cases, single sources. We have chosen to source certain critical components from a single source, including suppliers for our semiconductor chips, optics and cameras. If we were required to purchase these components from an alternative source, it could take several months or longer to qualify the alternative sources. If we are unable to secure a sufficient supply of these product components, we will be unable to manufacture and sell our products in a timely fashion or in sufficient quantities or under acceptable terms. Additionally, for those components that are currently purchased from a sole or single source supplier, we have not yet arranged for alternative suppliers.

The operations of our third-party manufacturing partners and suppliers could be disrupted by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or supplier. If our manufacturing partners or suppliers are unable or fail to fulfill their obligations to us, we might not be able to manufacture our products and satisfy customer demand in a timely manner, and our business could be harmed as a result. Our current manufacturing process is characterized by long lead times between the ordering and delivery of our products. In order to sustain our commercial launch, which will involve multiple shipments of our products, we will need to take steps to scale the manufacturing process, including lowering the manufacturing costs of our products as well as improvements to our manufacturing yields and cycle times, manufacturing documentation, and quality assurance and quality control procedures. If we are unable to reduce our manufacturing costs and establish and maintain reliable high volume manufacturing as we scale our operations, our business could be materially harmed.

Delivery of our products could be delayed or disrupted by factors beyond our control, and we could lose customers as a result.

We rely on third-party carriers for the timely delivery of our products. As a result, we are subject to carrier disruptions and increased costs that are beyond our control, including employee strikes, inclement weather and increased fuel costs. Any failure to deliver products to our customers in a timely and accurate manner may damage our reputation and brand and could cause us to lose customers. If our relationship with any of these third-party carriers is terminated or impaired or if any of these third parties is unable to deliver our products, the delivery and acceptance of our products by our customers may be delayed which could harm our business and financial results. Furthermore, if the third-party carriers damage or destroy our instrument, it could take significant time to repair or replace the instrument. In addition, some of our consumable products need to be kept at a constant temperature. If our third-party carriers are not able to maintain those temperatures during shipment, our products may be rendered unusable by our customers. The failure to deliver our products in a timely manner may harm our relationship with our customers, increase our costs and otherwise disrupt our operations.

We may encounter difficulties in managing our growth, and these difficulties could impair our profitability.

We expect to experience rapid and substantial growth, which will place a strain on our human and capital resources. If we are unable to manage this growth effectively, our business and operating results could suffer. Our ability to manage our operations and costs, including research and development, costs of components, manufacturing, sales and marketing, requires us to continue to enhance our operational, financial and management controls, reporting systems and procedures and to attract and retain sufficient numbers of talented employees, including an expansion of our executive management team. If we are unable to scale up and implement improvements to our manufacturing process, develop reliable third-party manufacturers of sub-assemblies and control systems in an efficient or timely manner, or if we encounter deficiencies in existing systems and controls, we will not be able to make available the products required to commercialize our technology successfully. Failure to attract and retain sufficient numbers of talented employees will further strain our human resources and could impede our growth.

Hugh Martin, our Chief Executive Officer, has been diagnosed with a form of cancer, and the impact of this condition on his ability to lead the company in the future may be uncertain.

Mr. Martin has informed us that he has been diagnosed with multiple myeloma, a form of cancer. Although his condition has not had any impact on Mr. Martin’s performance in his role as Chief Executive Officer or on the overall management of the company, we can provide no assurance that his condition will not affect his ability to perform the role of Chief Executive Officer in the future. If Mr. Martin becomes unable to continue to perform his role as Chief Executive Officer, we would need to select a new Chief Executive Officer which we may not be able to do easily, and may require other senior management to divert part of their attention from their primary duties, which could have a material adverse effect on our business or operations.

We depend on the continuing efforts of our senior management team and other key personnel. If we lose members of our senior management team or other key personnel or are unable to successfully retain, recruit and train qualified scientists, engineering and other personnel, our ability to develop our products could be harmed, and we may be unable to achieve our goals.

Our future success depends upon the continuing services of members of our senior management team and scientific and engineering personnel. In particular, our scientists and engineers are critical to our future technological and product innovations, and we will need to hire additional qualified personnel. Our industry, particularly in the San Francisco Bay Area, is characterized by high demand and intense competition for talent, and the turnover rate can be high. We compete for qualified management and scientific personnel with other life science companies, academic institutions and research institutions, particularly those focusing on genomics. Many of these employees could leave our company with little or no prior notice and would be free to work for a competitor. If one or more of our senior executives or other key personnel were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and other senior management may be required to divert attention from other aspects of the business. In addition, we do not have “key person” life insurance policies covering any member of our management team or other key personnel. The loss of any of these individuals or our ability to attract or retain qualified personnel, including scientists, engineers and others, could prevent us from pursuing collaborations and adversely affect our product development and introductions, business growth prospects, results of operations and financial condition.

Adverse conditions in the global economy and disruption of financial markets may significantly harm our revenue, profitability and results of operations.

The global economy has been experiencing a significant economic downturn, and global credit and capital markets have experienced substantial volatility and disruption. Volatility and disruption of financial markets could limit our customers’ ability to obtain adequate financing or credit to purchase and pay for our products in a timely manner or to maintain operations, which could result in a decrease in sales volume that could harm our results of operations. General concerns about the fundamental soundness of domestic and international economies may also cause our customers to reduce their purchases. Changes in governmental banking, monetary and fiscal policies to address liquidity and increase credit availability may not be effective. Significant government investment and allocation of resources to assist the economic recovery of sectors which do not include our customers may reduce the resources available for government grants and related funding for life sciences research and development. Continuation or further deterioration of these financial and macroeconomic conditions could significantly harm our sales, profitability and results of operations.

We may need additional financing to fund our existing operations. Securities we issue to fund our operations could dilute your ownership.

We may decide to raise additional funds through public or private debt or equity financing. Such additional funds may not be available on terms acceptable to us or at all, particularly in light of recent market conditions. If we raise funds by issuing equity securities, the percentage ownership of our stockholders will be reduced, and the new equity securities may have priority rights over your investments. We may delay, limit or eliminate some or all of our proposed operations and research and development if adequate funds are not available.

We operate in a highly competitive industry and if we are not able to compete effectively, our business and operating results will likely be harmed.

Some of our current competitors, as well as many of our potential competitors, have greater name recognition, more substantial intellectual property portfolios, longer operating histories, significantly greater resources to invest in new technologies, more substantial experience in new product development and manufacturing capabilities and more established distribution channels to deliver products to customers than we do. These competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. In light of these advantages, even if our technology is more effective than the products or service offerings of our competitors, current or potential customers might accept competitive products and services in lieu of purchasing our technology. Increased competition is likely to result in pricing pressures, which could harm our sales, profitability or market share. Our failure to compete effectively could materially and adversely affect our business, financial condition or results of operations.

We expect that our sales cycle will be lengthy and unpredictable, which will make it difficult for us to forecast revenue and may increase the magnitude of quarterly fluctuations in our operating results.

Our PacBio RS is expected to have a lengthy sales and purchase order cycle because it is a major capital item and generally requires the approval of our customers’ senior management. This may contribute to substantial fluctuations in our quarterly operating results, particularly during the periods in which our sales volume is low. Because of these fluctuations, it is likely that in some future quarters our operating results will fall below the expectations of securities analysts or investors. If that happens, the market price of our stock would likely decrease. These fluctuations also mean that investors will not be able to rely upon our operating results in any particular period as an indication of future performance.

Our products could have unknown defects or errors, which may give rise to claims against us or divert application of our resources from other purposes.

Any product using our SMRT technology will be complex and may develop or contain undetected defects or errors. We cannot assure you that a material performance problem will not arise. Despite testing, defects or errors may arise in our products, which could result in a failure to achieve market acceptance or expansion, diversion of development resources, injury to our reputation and increased warranty, service and maintenance costs. We intend to ship our PacBio RS instruments with one year of service included in the purchase price with an option to purchase an additional year of service. We will provide a twelve-month warranty on the PacBio RS. The warranty is limited to replacing, repairing or giving credit for, at our option, any instrument for which written notice of a warranty claim is provided to us within the warranty period. We will also provide a warranty for our consumables, but claims must be made within 90 days from the date of delivery or the shelf life date or “use by” date, if earlier. The warranty is limited to replacing, or at our option, giving credit for, any consumable with defects in material or workmanship. Defects or errors in our products might also discourage customers from purchasing our products. The costs incurred in correcting any defects or errors may be substantial and could adversely affect our operating margins. In addition, such defects or errors could lead to the filing of product liability claims, which could be costly and time-consuming to defend and result in substantial damages. Although we have product liability insurance, any future product liability insurance that we procure may not protect our assets from the financial impact of a product liability claim. Moreover, we may not be able to obtain adequate insurance coverage on acceptable terms. Any insurance that we do obtain will be subject to deductibles and coverage limits. A product liability claim could have a serious adverse effect on our business, financial condition and results of operations.

Adoption of our products by customers may depend on the availability of informatics tools, some of which may be developed by third parties.

Our commercial success may depend in part upon the development of software and informatics tools by third parties for use with our products. We cannot guarantee that third parties will develop tools that will be useful with our products or be viewed as useful by our customers or potential customers. A lack of additional available complementary informatics tools may impede the adoption of our products and may adversely impact our business.

Ethical, legal and social concerns surrounding the use of genetic information could reduce demand for our technology.

Our products may be used to provide genetic information about humans, agricultural crops and other living organisms. The information obtained from our products could be used in a variety of applications, which may have underlying ethical, legal and social concerns, including the genetic engineering or modification of agricultural products or testing for genetic predisposition for certain medical conditions. Governmental authorities could, for safety, social or other purposes, call for limits on or regulation of the use of genetic testing. Such concerns or governmental restrictions could limit the use of our products, which could have a material adverse effect on our business, financial condition and results of operations.

Our products could in the future be subject to regulation by the U.S. Food and Drug Administration or other domestic and international regulatory agencies, which could increase our costs and delay our commercialization efforts, thereby materially and adversely affecting our business and results of operations.

Our products are not currently subject to U.S. Food and Drug Administration, or FDA, clearance or approval since they are not used for the diagnosis or treatment of disease. However, in the future, certain of our products or related applications could be subject to FDA regulation, or the FDA’s regulatory jurisdiction could be expanded to include our products. Even where a product is exempted from FDA clearance or approval, the FDA may impose restrictions as to the types of customers to which we can market and sell our products. Such regulation and restrictions may materially and adversely affect our business, financial condition and results of operations.

Many countries have laws and regulations that could affect our products. The number and scope of these requirements are increasing. Unlike many of our competitors, this is an area where we do not have expertise. We may not be able to obtain regulatory approvals in such countries or may incur significant costs in obtaining or maintaining our foreign regulatory approvals. In addition, the export by us of certain of our products which have not yet been cleared for domestic commercial distribution may be subject to FDA or other export restrictions.

Our operations involve the use of hazardous materials, and we must comply with environmental, health and safety laws, which can be expensive and may adversely affect our business, operating results and financial condition.

Our research and development and manufacturing activities involve the use of hazardous materials, including chemicals and biological materials, and some of our products include hazardous materials. Accordingly, we are subject to federal, state, local and foreign laws, regulations and permits relating to environmental, health and safety matters, including, among others, those governing the use, storage, handling, exposure to and disposal of hazardous materials and wastes, the health and safety of our employees, and the shipment, labeling, collection, recycling, treatment and disposal of products containing hazardous materials. Liability under environmental laws and regulations can be joint and several and without regard to fault or negligence. For example, under certain circumstances and under certain environmental laws, we could be held liable for costs relating to contamination at our or our predecessors’ past or present facilities and at third-party waste disposal sites. We could also be held liable for damages arising out of human exposure to hazardous materials. There can be no assurance that violations of environmental, health and safety laws will not occur as a result of human error, accident, equipment failure or other causes. The failure to comply with past, present or future laws could result in the imposition of substantial fines and penalties, remediation costs, property damage and personal injury claims, investigations, the suspension of production or product sales, loss of permits or a cessation of operations. Any of these events could harm our business, operating results and financial condition. We also expect that our operations will be affected by new environmental, health and safety laws and regulations on an ongoing basis, or more stringent enforcement of existing laws and regulations. Although we cannot predict the ultimate impact of any such new laws and regulations, or such more stringent enforcement, they will likely result in additional costs and may increase penalties associated with violations or require us to change the content of our products or how we manufacture them, which could have a material adverse effect on our business, operating results and financial condition.

Our facilities in California are located near known earthquake faults, and the occurrence of an earthquake or other catastrophic disaster could cause damage to our facilities and equipment, which could require us to cease or curtail operations.

Our facilities in the San Francisco Bay Area are located near known earthquake fault zones and are vulnerable to damage from earthquakes. We are also vulnerable to damage from other types of disasters, including fire, floods, power loss, communications failures and similar events. If any disaster were to occur, our ability to operate our business at our facilities would be seriously, or potentially completely, impaired. In addition, the nature of our activities could cause significant delays in our research programs commercial activities and make it difficult for us to recover from a disaster. The insurance we maintain may not be adequate to cover our losses resulting from disasters or other business interruptions. Accordingly, an earthquake or other disaster could materially and adversely harm our ability to conduct business.

Doing business internationally creates operational and financial risks for our business.

Conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources. If we fail to coordinate and manage these activities effectively, our business, financial condition or results of operations could be adversely affected. International sales entail a variety of risks, including longer payment cycles and difficulties in collecting accounts receivable outside of the United States, currency exchange fluctuations, challenges in staffing and managing foreign operations, tariffs and other trade barriers, unexpected changes in legislative or regulatory requirements of foreign countries into which we sell our products, difficulties in obtaining export licenses or in overcoming other trade barriers and restrictions resulting in delivery delays and significant taxes or other burdens of complying with a variety of foreign laws.

Changes in the value of the relevant currencies may affect the cost of certain items required in our operations. Changes in currency exchange rates may also affect the relative prices at which we are able sell products in the same market. Our revenue from international customers may be negatively impacted as increases in the U.S. dollar relative to our international customers local currency could make our products more expensive, impacting our ability to compete. Our costs of materials from international suppliers may increase if in order to continue doing business with us they raise their prices as the value of the U.S. dollar decreases relative to their local currency. Foreign policies and actions regarding currency valuation could result in actions by the United States and other countries to offset the effects of such fluctuations. The recent global financial downturn has led to a high level of volatility in foreign currency exchange rates and that level of volatility may continue, which could adversely affect our business, financial condition or results of operations.

We are subject to existing and potential additional governmental regulation that may impose burdens on our operations, and the markets for our products may be narrowed.

We are subject, both directly and indirectly, to the adverse impact of existing and potential future government regulation of our operations and markets. For example, export of our instruments may be subject to strict regulatory control in a number of jurisdictions. The failure to satisfy export control criteria or to obtain necessary clearances could delay or prevent shipment of products, which could adversely affect our revenue and profitability. Moreover, the life sciences industry, which is expected to be one of the primary markets for our technology, has historically been heavily regulated. There are, for example, laws in several jurisdictions restricting research in genetic engineering, which may narrow our markets. Given the evolving nature of this industry, legislative bodies or regulatory authorities may adopt additional regulation that adversely affects our market opportunities. Additionally, if ethical and other concerns surrounding the use of genetic information, diagnostics or therapies become widespread, there may be less demand for our products. See also our risk factor above titled “Ethical, legal and social concerns surrounding the use of genetic information could reduce demand for our technology.” Our business is also directly affected by a wide variety of government regulations applicable to business enterprises generally and to companies operating in the life science industry in particular. See also our risk factors above titled “Our products could in the future be subject to regulation by the U.S. Food and Drug

Administration or other domestic and international regulatory agencies, which could increase our cost and delay our commercialization efforts, thereby materially and adversely affecting our business and results of operations” and “Our operations involve the use of hazardous materials, and we must comply with environmental, health and safety laws, which can be expensive and may adversely affect our business, operating results and financial condition.” Failure to comply with these regulations or obtain or maintain necessary permits and licenses could result in a variety of fines or other censures or an interruption in our business operations which may have a negative impact on our ability to generate revenue and could increase the cost of operating our business.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired, which would adversely affect our business and our stock price.

Ensuring that we have adequate internal financial and accounting controls and procedures in place to produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. We have in the past discovered, and may in the future discover, areas of our internal financial and accounting controls and procedures that need improvement. Until recently we have limited our accounting and internal control structure to meet the external financial reporting obligations required by the terms of the private equity purchased and held by our investors. The rapid growth of our operations and the planned initial public offering created a need for additional resources within the accounting and finance functions due to the increasing need to produce timely financial information and to ensure the level of segregation of duties customary for a U.S. public company. We have since hired additional resources in the accounting and finance function and continue to reassess the sufficiency of finance personnel in response to these increasing demands and expectations.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Our management does not expect that our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within our company will have been detected.

We expect that we will be required to comply with Section 404 of the Sarbanes-Oxley Act in connection with our annual report on Form 10-K for the year ending December 31, 2011. We expect to expend significant resources in developing the necessary documentation and testing procedures required by Section 404. We cannot be certain that the actions we will be taking to improve our internal controls over financial reporting will be sufficient, or that we will be able to implement our planned processes and procedures in a timely manner. In addition, if we are unable to produce accurate financial statements on a timely basis, investors could lose confidence in the reliability of our financial statements, which could cause the market price of our common stock to decline and make it more difficult for us to finance our operations and growth.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will incur additional accounting, legal and other expenses that we did not incur as a private company. We will incur costs associated with our public company reporting requirements. We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as rules and regulations implemented by the SEC and The NASDAQ Stock Market. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. Furthermore, these rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

New laws and regulations as well as changes to existing laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules adopted by the SEC and the NASDAQ, would likely result in increased costs to us as we respond to their requirements.

Our ability to use net operating losses to offset future taxable income may be subject to substantial limitations.

As of December 31, 2009, our available net operating losses totaled $151.9 million. In general, under Section 382 of the Internal Revenue Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses, or NOLs, to offset future taxable income. We believe that we have had one or more ownership changes, as a result of which our existing NOLs are currently subject to limitation. In addition, if we undergo an ownership change in connection with or after this public offering, our ability to utilize our NOLs could be further limited by Section 382. Future changes in our stock ownership, some of which are outside of our control, could result in additional ownership changes under Section 382. We are unable to predict the future ownership and other variables considered by, and elections available pursuant to, Section 382 for concluding on the usability of our net operating losses. Should an ownership change pursuant to Section 382 result from this offering, we do not believe it will result in a limitation of the usability of our net operating losses. We may not be able to utilize a material portion of our NOLs, even if we attain profitability.

Risks Related to Our Intellectual Property

Failure to secure patent or other intellectual property protection for our products and improvements to our products may reduce our ability to maintain any technological or competitive advantage over our competitors and potential competitors.

Our ability to protect and enforce our intellectual property rights is uncertain and depends on complex legal and factual questions. Our ability to establish or maintain a technological or competitive advantage over our competitors may be diminished because of these uncertainties. For example:

•	we or our licensors might not have been the first to make the inventions covered by each of our pending patent applications or issued patents;

•	we or our licensors might not have been the first to file patent applications for these inventions;

•	it is possible that neither our pending patent applications nor the pending patent applications of our licensors will result in issued patents;

•

our patents or the patents of our licensors may not be of sufficient scope to prevent others from practicing our technologies, developing competing products, designing around our patented technologies or independently developing similar or alternative technologies;

•

our and our licensors’ patent applications or patents have been, and may in the future be, subject to interference, opposition or similar administrative proceedings, which could result in those patent applications failing to issue as patents, those patents being held invalid or the scope of those patents being substantially reduced;

•	we may not adequately protect our trade secrets;

•	we may not develop additional proprietary technologies that are patentable; or

•	the patents of others may limit our freedom to operate and prevent us from commercializing our technology in accordance with our plans.

The occurrence of any of these events could impair our ability to operate without infringing upon the proprietary rights of others or prevent us from establishing or maintaining a competitive advantage over our competitors.

Variability in intellectual property laws may adversely affect our intellectual property position.

Intellectual property laws, and patent laws and regulations in particular, have been subject to significant variability either through administrative or legislative changes to such laws or regulations or changes or differences in judicial interpretation, and it is expected that such variability will continue to occur. Additionally, intellectual property laws and regulations differ among countries. Variations in the patent laws and regulations or in interpretations of patent laws and regulations in the United States and other countries may diminish the value of our intellectual property and may change the impact of third-party intellectual property on us. Accordingly, we cannot predict the scope of patents that may be granted to us, the extent to which we will be able to enforce our patents against third parties or the extent to which third parties may be able to enforce their patents against us.

Some of the intellectual property that is important to our business is owned by other companies or institutions and licensed to us, and changes to the rights we have licensed may adversely impact our business.

We license from third parties some of the intellectual property that is important to our business, including patent licenses from Cornell Research Foundation, Indiana University Research and Technology Corporation, Stanford University and GE Healthcare Bio-Sciences Corp. As more fully described in “Business - Intellectual Property,” if we fail to meet our obligations under these licenses, these third parties could terminate the licenses. If the third parties who license intellectual property to us fail to maintain the intellectual property that we have licensed, or lose rights to that intellectual property, the rights we have licensed may be reduced or eliminated, which could subject us to claims of intellectual property infringement. Termination of these licenses or reduction or elimination of our licensed rights may result in our having to negotiate new or reinstated licenses with less favorable terms, or could subject us to claims of intellectual property infringement in litigation or other administrative proceedings that could result in damage awards against us and injunctions that could prohibit us from selling our products. In addition, we have limited rights to participate in the prosecution and enforcement of the patents and patent applications that we have licensed. As a result, we cannot be certain that these patents and applications will be prosecuted and enforced in a manner consistent with the best interests of our business. Further, because of the rapid pace of technological change in our industry, we may need to rely on key technologies developed or licensed by third parties, and we may not be able to obtain licenses and technologies from these third parties at all or on reasonable terms. The occurrence of these events may have a material adverse effect on our business, financial condition or results of operations.

The measures that we use to protect the security of our intellectual property and other proprietary rights may not be adequate, which could result in the loss of legal protection for, and thereby diminish the value of, such intellectual property and other rights.

In addition to patents, we also rely upon trademarks, trade secrets, copyrights and unfair competition laws, as well as license agreements and other contractual provisions, to protect our intellectual property and other proprietary rights. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated. In addition, we attempt to protect our intellectual property and proprietary information by requiring our employees, consultants and certain academic collaborators to enter into confidentiality and assignment of inventions agreements, and by requiring our third-party manufacturing partners to enter into confidentiality agreements. There can be no assurance, however, that such measures will provide adequate protection for our intellectual property and proprietary information. These agreements may be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets and other proprietary information may be disclosed to others, or others may gain access to or disclose our trade secrets and other proprietary information. Enforcing a claim that a third party illegally obtained and is using our trade secrets is expensive and time consuming, and the outcome is unpredictable. Additionally, others may independently develop proprietary information and techniques that are substantially equivalent to ours. The occurrence of these events may have a material adverse effect on our business, financial condition or results of operations.

Our intellectual property may be subject to challenges in the United States or foreign jurisdictions that could adversely affect our intellectual property position.

Our pending, issued and granted U.S. and foreign patents and patent applications have been, and may in the future be, subject to challenges by third parties asserting prior invention by others or invalidity on various grounds, through proceedings, such as interferences, reexamination or opposition proceedings. For example, we are presently involved in a patent interference with Life Technologies Corporation, or Life, related to U.S. Patent No. 7,329,492, that was acquired by Life in its acquisition of Visigen Biotechnologies, Inc., and U.S. Patent Application Serial No. 11/459,182, owned by us, in which the parties are each claiming entitlement to patent claims directed to a type of single molecule, real-time sequencing technology. For more information on this proceeding, please see “Business — Legal Proceedings” below. Addressing these challenges to our intellectual property can be costly and distract management’s attention and resources. Additionally, as a result of these challenges, our patents or pending patent applications may be determined to be unpatentable to us, invalid or unenforceable, in whole or in part. Accordingly, adverse rulings from the relevant patent offices in these proceedings may negatively impact the scope of our intellectual property protection for our products and technology and may adversely affect our business.

Some of our technology is subject to “march-in” rights by the U.S. government.

Some of our patented technology was developed with U.S. federal government funding. When new technologies are developed with U.S. government funding, the government obtains certain rights in any resulting patents, including a nonexclusive license authorizing the government to use the invention for non-commercial purposes. These rights may permit the government to disclose our confidential information to third parties and to exercise “march-in” rights to use or allow third parties to use our patented technology. The government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the U.S. government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to U.S. industry. In addition, U.S. government-funded inventions must be reported to the government and U.S. government funding must be disclosed in any resulting patent applications. In addition, our rights in such inventions are subject to government license rights and foreign manufacturing restrictions.

We may become involved in legal proceedings to enforce our intellectual property rights.

Our intellectual property rights involve complex factual, scientific and legal questions. We operate in an industry characterized by significant intellectual property litigation. Even though we may believe that we have a valid patent on a particular technology, other companies may have from time to time taken, and may in the future take, actions that we believe violate our patent rights. Legal actions to enforce these patent rights can be expensive and may involve the diversion of significant management time and resources. Our enforcement actions may not be successful, could give rise to legal claims against us and could result in some of our intellectual property rights being determined to be invalid or not enforceable.

We are presently, and could in the future be, subject to legal proceedings with third parties who may claim that our products infringe or misappropriate their intellectual property rights.

Our products are based on complex, rapidly developing technologies. We may not be aware of issued or previously filed patent applications belonging to third parties that mature into issued patents that cover some aspect of our products or their use. In addition, because patent litigation is complex and the outcome inherently uncertain, our belief that our products do not infringe third-party patents of which we are aware or that such third-party patents are invalid and unenforceable may be determined to be incorrect. As a result, third parties may claim that we infringe their patent rights and may file lawsuits or engage in other proceedings against us to enforce their patent rights. We are presently involved in a lawsuit filed by Helicos Biosciences Corporation that alleges that our products infringe patents owned and in-licensed by Helicos (see “Business—Legal Proceedings”). In defending this lawsuit, we expect to incur substantial costs, and experience diversion of attention of our management and technical personnel. An unfavorable outcome in this lawsuit could result in our having to pay damages, royalties or both to Helicos, and could prevent us from selling some or all of our products. In addition, as we enter new markets, our competitors and other third parties may claim that our products infringe their intellectual property rights as part of a business strategy to impede our successful entry into those markets. In fact, several companies in our industry, such as Affymetrix, Inc., Life Technologies Corporation, Illumina, Inc. and Complete Genomics, Inc., are involved in patent litigation with each other. Additionally, we have certain obligations to many of our customers to indemnify and defend them against claims by third parties that our products or their use infringe any intellectual property of these third parties. In defending ourselves against any of these claims, we could incur substantial costs, and the attention of our management and technical personnel could be diverted. Even if we have an agreement to indemnify us against such costs, the indemnifying party may be unable to uphold its contractual obligations. To avoid or settle legal claims, it may be necessary or desirable in the future to obtain licenses relating to one or more products or relating to current or future technologies, which could negatively affect our gross margins. We may not be able to obtain these licenses on commercially reasonable terms, or at all. We may be unable to modify our products so that they do not infringe the intellectual property rights of third parties. In some situations the results of litigation or settlement of claims may require that we cease allegedly infringing activities which could prevent us from selling some or all of our products. The occurrence of these events may have a material adverse effect on our business, financial condition or results of operations.

In addition, in the course of our business we may from time to time have access or be alleged to have access to confidential or proprietary information of others, which though not patented, may be protected as trade secrets. Others could bring claims against us asserting that we improperly used their confidential or proprietary information, or misappropriated their technologies and incorporated those technologies into our products. A determination that we illegally used the confidential or proprietary information or misappropriated technologies of others in our products could result in our having to pay substantial damage awards or be prevented from selling some or all of our products, which could adversely affect our business.

We have not yet registered some of our trademarks in all of our potential markets, and failure to secure those registrations could adversely affect our business.

Some of our trademark applications may not be allowed for registration, and our registered trademarks may not be maintained or enforced. In addition, in the U.S. Patent and Trademark Office and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings.

Our use of “open source” software could adversely affect our ability to sell our products and subject us to possible litigation.

A portion of our products or technologies developed and/or distributed by us incorporate “open source” software and we may incorporate open source software into other products or technologies in the future. Some open source software licenses require that we disclose the source code for any modifications to such open source software that we make and distribute to one or more third parties, and that we license the source code for such modifications to third parties, including our competitors, at no cost. We monitor the use of open source software in our products to avoid uses in a manner that would require us to disclose or grant licenses under our source code that we wish to maintain as proprietary, however there can be no assurance that such efforts have been or will be successful. In some circumstances, distribution of our software that includes or is linked with open source software could require that we disclose and license some or all of our proprietary source code in that software, which could include permitting the use of such software and source code at no cost to the user. Open source license terms are often ambiguous, and there is little legal precedent governing the interpretation of these licenses. Successful claims made by the licensors of open source software that we have violated the terms of these licenses could result in unanticipated obligations including being subject to significant damages, being enjoined from distributing products that incorporate open source software, and being required to make available our proprietary source code pursuant to an open source license, which could substantially help our competitors develop products that are similar to or better than ours and otherwise adversely affect our business.

Risks Relating to Owning Our Common Stock and This Offering

Our share price may be volatile, and you may be unable to sell your shares at or above the offering price.

The initial public offering price for our shares was determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The market price of our common stock could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	announcements of technological innovations by us or our competitors;

•	overall conditions in our industry and market;

•	addition or loss of significant customers;

•	changes in laws or regulations applicable to our products;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	competition from existing products or new products that may emerge;

•	issuance of new or updated research or reports by securities analysts;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain intellectual property protection for our technologies;

•	announcement or expectation of additional financing efforts;

•	sales of our common stock by us or our stockholders;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	the expiration of contractual lock-up agreements with our executive officers, directors and stockholders; and

•	general economic and market conditions.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our common stock. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

No public market for our common stock currently exists, and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following the closing of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration. The initial public offering price was determined by negotiations between us and the underwriters and may not be indicative of the future prices of our common stock.

If securities or industry analysts do not publish research or reports about our business or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our common stock will depend on the research and reports that securities or industry analysts publish about us or our business. Currently, we do not have any analyst coverage and we may not obtain analyst coverage in the future. In the event we obtain analyst coverage, we will not have any control over such analysts. If one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

Future sales of our common stock in the public market could cause our share price to fall.

Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Based on the number of shares of common stock outstanding as of June 30, 2010, upon the closing of this offering, we will have              shares of common stock outstanding, assuming no exercise of our outstanding options.

All of the common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, referred to as the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act. The remaining 75,227,061 common stock outstanding after this offering, based on shares outstanding as of June 30, 2010, will be restricted as a result of securities laws, lock-up agreements or other contractual restrictions that restrict transfers for at least 180 days after the date of this prospectus, subject to certain extensions.

The underwriters may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements with the underwriters prior to expiration of the lock-up period. See “Shares Eligible for Future Sale” below.

The holders of 67,080,613 common stock, or 89.2% based on shares outstanding as of June 30, 2010, and holders of warrants to purchase 50,569 shares of common stock will be entitled to rights with respect to registration of such shares under the Securities Act pursuant to an investor rights agreement between such holders and us. See “Certain Relationships and Related Party Transactions — Investor Rights Agreement” below. If such holders, by exercising their registration rights, sell a large number of shares, they could adversely affect the market price for our common stock. If we file a registration statement for the purpose of selling additional shares to raise capital and are required to include shares held by these holders pursuant to the exercise of their registration rights, our ability to raise capital may be impaired. We intend to file a registration statement on Form S-8 under the Securities Act to register 33,671,239 shares for issuance under our 2004 Equity Incentive Plan, 2005 Stock Plan, 2010 Equity Incentive Plan, 2010 Employee Stock Purchase Plan and 2010 Outside Director Equity Incentive Plan. Each of our 2010 Equity Incentive Plan, 2010 Employee Stock Purchase Plan and 2010 Outside Director Equity Incentive Plan provides for automatic increases in the shares reserved for issuance under the plan which could result in additional dilution to our stockholders. Once we register these shares, they can be freely sold in the public market upon issuance and vesting, subject to a 180-day lock-up period and other restrictions provided under the terms of the applicable plan and/or the option agreements entered into with option holders.

Our management team may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

We intend to use the net proceeds from this offering to fund ongoing research and development of our products and SMRT technology, increases in our sales and marketing efforts associated with our planned commercial launch, increases in the scale of our manufacturing operations associated with producing our products and general corporate purposes, including working capital as outlined in “Use of Proceeds” elsewhere in this prospectus. Although we may also use a portion of the net proceeds to acquire complementary products, services, technologies or businesses, we have no current understandings, agreements or commitments to do so at this time.

Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

Concentration of ownership by our principal stockholders may result in control by such stockholders of the composition of our board of directors.

Upon completion of this offering, our existing significant stockholders, executive officers, directors and their affiliates will beneficially own, in the aggregate, approximately         % of our outstanding shares of common stock, and if the underwriters’ option to purchase additional shares is exercised in full, such persons and their affiliates will beneficially own, in the aggregate, approximately         % of our outstanding shares of common stock. As a result, these stockholders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors. This control could have the effect of delaying or preventing a change of control of our company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these stockholders.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our certificate of incorporation and bylaws, as amended and restated upon the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and bylaws, which will become effective upon the closing of this offering, include provisions that:

•

authorize our board of directors to issue, without further action by the stockholders, up to 50,000,000 shares of undesignated preferred stock and up to              shares of authorized but unissued shares of common stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, the Chairman of the Board, the Chief Executive Officer or the President;

•

establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

•	establish that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered terms;

•	provide that our directors may be removed only for cause; and

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us.

Our large number of authorized but unissued shares of common stock may potentially dilute your stockholdings.

After the completion of this offering, we expect to have approximately              shares of authorized but unissued shares of common stock. Our board of directors may issue shares of common stock from this authorized but unissued pool from time to time without stockholder approval, resulting in the dilution of our existing stockholders.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the operation of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Compensation Discussion and Analysis.” Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts, “projects,” “should,” “will,” “would” or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We discuss these risks in greater detail in “Risk Factors” and elsewhere in this prospectus. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

This prospectus also contains estimates and other information concerning our industry, including market size and growth rates, that are based on industry publications, surveys and forecasts, including those generated by Scientia Advisors. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. These industry publications, surveys and forecasts generally indicate that their information has been obtained from sources believed to be reliable. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in “Risk Factors.”

USE OF PROCEEDS

We estimate that the net proceeds from our sale of                  shares of common stock in this offering at an assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the front cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses, will be approximately $                 million, or $                 million if the underwriters’ option to purchase additional shares is exercised in full. A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by $                 million, assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

Although our plans will be subject to revision, assuming an estimated aggregate offering of $200 million resulting in net proceeds to us of approximately $180 million, we plan to invest $60 million to $70 million in current and future applications of our SMRT technologies, use $40 million to $60 million to fund our anticipated future working capital needs, $20 million to $30 million to fund planned capital expenditures and $40 million to $60 million for other general corporate purposes, including, but not limited to, operating expenses, business development activities and operating as a public company. In the event that the underwriters’ option to purchase additional shares is exercised, the proceeds will be used to fund our anticipated future working capital needs.

We also may use a portion of the net proceeds to acquire complementary products, services, technologies or businesses. However, we have no understandings, agreements or commitments with respect to any such acquisition at this time.

Pending their use, we plan to invest our net proceeds from this offering in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2010 on:

•	an actual basis;

•

on a pro forma basis to reflect the conversion of all outstanding shares of our convertible preferred stock into 73,305,523 shares of our common stock upon the closing of this offering, the reclassification of our outstanding warrants to purchase convertible preferred stock into warrants to purchase 50,569 shares of common stock upon the closing of this offering and the effectiveness of our amended and restated certificate of incorporation upon the closing of this offering; and

•

on a pro forma as adjusted basis to reflect the pro forma adjustments described above and our receipt of the net proceeds from our sale of                  shares of common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the front cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

The information below is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

	June 30, 2010
	Actual	Pro forma	Pro forma as adjusted(1)
	(in thousands)
Facility financing obligation, less current portion	$2,955	$2,955	$
Convertible preferred stock warrant liability	282	—
Convertible preferred stock, $0.0001 par value: 153,394,052 shares authorized, 73,305,523 shares issued and outstanding, actual; no shares authorized, none issued or outstanding, pro forma and pro forma as adjusted	367,036	—		—
Stockholders’ equity (deficit):
Preferred stock, $0.0001 par value; no shares authorized, issued or outstanding, actual; 50,000,000 shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—
Common stock, $0.0001 par value; 121,668,835 shares authorized, 1,921,538 shares issued and outstanding, actual; 1,000,000,000 shares authorized, 75,227,061 shares issued and outstanding, pro forma; and 1,000,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	—	8
Additional paid-in capital(1)	19,395	386,705
Accumulated other comprehensive income (loss)	(5)	(5)
Accumulated deficit	(255,040)	(255,040)

Total stockholders’ equity (deficit)(1)	(235,650)	131,668

Total capitalization(1)	$134,623	$134,623	$

(1)

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total stockholders’ equity and total capitalization by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase of 1.0 million shares in the number of shares offered by us, together with a $1.00 increase in the assumed offering price of $ per share, would increase additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million.

The number of shares of our common stock that will be outstanding following this offering is based on 75,227,061 shares of our common stock outstanding as of June 30, 2010 and excludes:

•	17,575,343 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2010, with a weighted-average exercise price of $2.70 per share;

•

50,569 shares of common stock issuable upon the exercise of warrants to purchase 50,569 shares of convertible preferred stock at a weighted-average exercise price of $1.58 per share that upon the closing of this offering will represent warrants to purchase shares of common stock at a weighted-average exercise price of $1.58 per share; and

•

11,537,206 shares of our common stock reserved for future issuance under our stock-based compensation plans, including 5,000,000 shares of common stock reserved for issuance under our 2010 Equity Incentive Plan, 1,500,000 shares of our common stock reserved for issuance under our 2010 Employee Stock Purchase Plan, 1,000,000 shares of our common stock reserved for issuance under our 2010 Outside Director Equity Incentive Plan, and shares that become available under the 2010 Equity Incentive Plan, 2010 Employee Stock Purchase Plan and 2010 Outside Director Equity Incentive Plan pursuant to provisions thereof that automatically increase the shares reserved for issuance under such plans, as more fully described in “Executive Compensation — Employee Benefit Plans.” The 2010 Equity Incentive Plan, 2010 Employee Stock Purchase Plan and 2010 Outside Director Equity Incentive Plan will become effective in connection with this offering.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of common stock in this initial public offering and the pro forma as adjusted net tangible book value per share of common stock immediately after the closing of this offering.

At June 30, 2010, our net tangible book value was approximately $(235.7) million, or $(122.64) per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the shares of common stock outstanding at June 30, 2010. At June 30, 2010 our pro forma net tangible book value was $131.7 million, or $1.75 per share of common stock. Our pro forma net tangible book value per share represents the amount of our tangible total assets less our total liabilities divided by the total number of shares of our common stock outstanding at June 30, 2010, after giving effect to the conversion of our preferred stock into common stock upon the closing of this offering and the reclassification of our preferred stock warrant liability to additional paid in capital upon the conversion of warrants to purchase shares of our convertible preferred stock into warrants to purchase shares of our common stock upon the closing of this offering.

After giving effect to our sale of              shares of common stock in this offering at an assumed initial public offering price of $            , the midpoint of the price range set forth on the front cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value at June 30, 2010 would have been $            , or $             per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $             per share to existing stockholders and an immediate dilution of $             per share to new investors.

The following table illustrates this dilution.

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of June 30, 2010	$
Increase per share attributable to this offering
Pro forma as adjusted net tangible book value per share after this offering

Pro forma net tangible book value dilution per share to new investors in this offering		$

If all our outstanding options had been exercised, the pro forma net tangible book value as of June 30, 2010 would have been $179.2 million, or $1.93 per share, and the pro forma net tangible book value after this offering would have been $             million, or $             per share, causing dilution to new investors of $             per share.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value will increase to $             per share, representing an immediate increase to existing stockholders of $             per share and an immediate dilution of $             per share to new investors.

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2010, the total number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid to us by existing stockholders and by new investors purchasing shares in this offering at the initial public offering price of $            , the midpoint of the price range set forth on the front cover of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses.

	Shares purchased			Total consideration			Average price Per share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total			%	$		%

If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own         % and our new public investors would own         % of the total number of shares of our common stock outstanding upon the closing of this offering.

The foregoing calculations are based on 75,227,061 shares of our common stock outstanding as of June 30, 2010 and exclude:

•	17,575,343 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2010, with a weighted-average exercise price of $2.70 per share;

•

50,569 shares of common stock issuable upon the exercise of warrants to purchase 50,569 shares of convertible preferred stock at a weighted-average exercise price of $1.58 per share that upon the closing of this offering will represent warrants to purchase shares of common stock at a weighted-average exercise price of $1.58 per share; and

•

11,537,206 shares of our common stock reserved for future issuance under our stock-based compensation plans, including 5,000,000 shares of common stock reserved for issuance under our 2010 Equity Incentive Plan, 1,500,000 shares of our common stock reserved for issuance under our 2010 Employee Stock Purchase Plan, 1,000,000 shares of our common stock reserved for issuance under our 2010 Outside Director Equity Incentive Plan, and shares that become available under the 2010 Equity Incentive Plan, 2010 Employee Stock Purchase Plan and 2010 Outside Director Equity Incentive Plan pursuant to provisions thereof that automatically increase the shares reserved for issuance under such plans; as more fully described in “Executive Compensation — Employee Benefit Plans.” The 2010 Equity Incentive Plan, 2010 Employee Stock Purchase Plan and 2010 Outside Director Equity Incentive Plan will become effective in connection with this offering.

SELECTED FINANCIAL DATA

This selected statement of operations data for the years ended December 31, 2007, 2008 and 2009 and selected balance sheet data as of December 31, 2008 and 2009 have been derived from our audited financial statements and related notes included elsewhere in this prospectus. The summary statement of operations data for the six-month periods ended June 30, 2009 and 2010 and the balance sheet data as of June 30, 2010 have been derived from our unaudited financial statements included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 2005 and 2006 and the balance sheet data as of December 31, 2005, 2006 and 2007 has been derived from our audited financial statements not included in this prospectus. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and reflect all adjustments necessary to fairly state our financial position as of June 30, 2010 and results of operations for the six-month periods ended June 30, 2009 and 2010.

Our historical results are not necessarily indicative of the results to be expected for any future period. The following selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	Years ended December 31,					Six-month periods ended June 30,
	2005	2006	2007	2008	2009	2009	2010
	(in thousands, except share and per share amounts)
Statement of Operations Data:
Revenue	$1,400	$2,011	$2,163	$901	$135	$—	$1,174
Operating expenses
Research and development(1)	8,688	10,364	19,216	37,997	75,879	30,090	52,406
Sales, general and administrative(1)	3,652	3,501	6,338	7,713	12,326	5,338	11,717

Total operating expenses	12,340	13,865	25,554	45,710	88,205	35,428	64,123

Loss from operations	(10,940)	(11,854)	(23,391)	(44,809)	(88,070)	(35,428)	(62,949)
Interest income (expense), net	82	271	1,940	1,157	451	327	(35)
Other income (expense), net	(19)	(105)	(67)	(102)	(84)	(10)	(55)

Net loss	$(10,877)	$(11,688)	$(21,518)	$(43,754)	$(87,703)	$(35,111)	$(63,039)

Basic and diluted—net loss per share(2)	(* )	(* )	$(136.46)	$(66.91)	$(86.52)	$(37.69)	$(49.79)

Weighted-average shares outstanding used to calculate basic and diluted net loss per share(2)	—	1,993	157,683	653,910	1,013,730	931,511	1,266,038

Pro forma net loss per share basic and diluted (unaudited)(2)					$(1.58)		$(1.01)

Pro forma weighted-average shares outstanding used to calculate net loss per share—basic and diluted (unaudited)(2)					55,477,488		62,405,225

	As of December 31,					June 30, 2010
	2005	2006	2007	2008	2009
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and investments	$9,686	$50,090	$30,090	$106,051	$92,735	$138,756
Working capital	8,349	48,043	27,082	102,224	85,326	123,896
Total assets	11,894	52,533	34,349	113,107	101,098	152,897
Notes payable(3)	2,100	2,092	1,700	1,300	—	—
Convertible preferred stock warrant liability	—	140	151	142	226	282
Convertible preferred stock	31,649	81,154	81,222	201,085	269,101	367,036
Total stockholders’ deficit	(23,019)	(32,412)	(52,135)	(93,389)	(177,123)	(235,650)

(1)	Includes stock-based compensation expense. For further information, see “Stock Option Plans” in the Notes to Financial Statements of this prospectus.

(2)

For further information, see “Summary of Significant Accounting Policies—Net Loss Per Share and Pro Forma Net Loss Per Share” in the Notes to Financial Statements of this prospectus for an explanation of the method used to calculate basic and diluted net loss per share of common stock, the pro forma basic and diluted net loss per share of common stock and the weighted-average number of shares used in computation of the per share amounts.

(3)	For further information, see “Facility Financing and Debt Obligations” in the Notes to Financial Statements of this prospectus for an explanation of our notes payable.

(*)	Due to the limited number of weighted-average unrestricted shares of our common stock outstanding during 2005 and 2006 the calculated net loss per share is not meaningful.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should read the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We develop, manufacture and market an integrated platform for genetic analysis. Combining recent advances in nanofabrication, biochemistry, molecular biology, surface chemistry and optics, we created a technology platform called single molecule, real-time, or SMRT, technology. Our initial focus is to use our SMRT technology in the DNA sequencing market where we have developed and are preparing to commercialize our first product, the PacBio RS, a third generation sequencing platform. The PacBio RS consists of an instrument platform that uses our proprietary consumables, including our SMRT Cells and reagent kits, providing a complete solution to the customer.

We are a development stage company with limited operating history and have not recognized any revenue from sales or related services resulting from our planned principal operations. Our revenue to date has come from U.S. government grants. Our operations to date have been primarily focused on developing our technology, undertaking engineering activities to develop our products and conducting initial marketing of our products. We operate in a single segment. From inception through June 30, 2010, we have received net proceeds of $356.0 million from the issuance of convertible preferred stock. All of our outstanding convertible preferred stock will automatically convert into common stock upon the closing of this offering.

Since our inception, we have incurred significant net losses and we expect to continue to experience significant losses as we invest in research and development, sales and administrative infrastructure. As of June 30, 2010, we had a deficit accumulated during the development stage of $255.0 million. We incurred net losses of $21.5 million, $43.8 million and $87.7 million in 2007, 2008 and 2009, respectively.

Basis of Presentation

Revenue

To date, our revenue has consisted of amounts earned from government grants. The terms of these grants generally provide for reimbursement for certain research and development expenditures incurred by us over a contractually defined period. We expect to receive continued revenue in the future from government grants. For the six-month period ended June 30, 2010 we have earned approximately $1.2 million in funding from U.S. government grants.

We will recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the buyer is fixed or determinable and collectability is reasonably assured.

We anticipate that our future revenue will be generated primarily from sales of our PacBio RS instrument and consumables including SMRT Cells, reagent kits and system service agreements. Provided the criteria for revenue recognition has been met, we generally expect to recognize instrument revenue upon delivery and customer acceptance. Service revenue is expected to consist of revenue derived from warranty and service agreements, which will be recognized in the period during which the related services are rendered. The timing of revenue recognition and the amount of revenue actually recognized in each case will be dependent upon a number of considerations and will require significant judgments and estimates based on the terms of each arrangement and the deliverables and obligations set forth therein.

Deliveries and subsequent customer acceptances of limited production release units of our PacBio RS will not result in revenue recognition as the contracts pursuant to which the units were delivered require the delivery of a full commercial release unit. Any amounts collected from customers will be deferred until such time as the full commercial release unit has been accepted at which time revenue will be recognized.

Operating Expenses

Research and Development Expense.    Research and development expense consists primarily of expenses for personnel engaged in the development of our SMRT technology, the design and development of our products, including the PacBio RS, SMRT Cells and reagent kits and the scientific research necessary to produce commercially viable applications of our technology. These expenses also include prototype-related expenditures, development equipment and supplies, facilities costs and other related overhead. We generally expense research and development costs as they are incurred unless we make non-refundable upfront payments for delivery of future goods or services, in which case we capitalize the payments and recognize the expense in the statement of operations when the goods or services are delivered. In the near term, we expect to hire additional employees, as well as incur contract-related expense, as we continue to invest in the development of our products.

Since inception, we have incurred approximately $206.7 million of research and development expense. In 2010, we incurred approximately $3.6 million in prototype expense included in research and development that we do not expect to recur in 2011. In addition, manufacturing related expenses in 2010 were recorded in research and development expense as we have not yet recorded revenue. We expect that our research and development expense in 2011 will decline as compared to 2010 as we transition to commercial operations.

Sales, General and Administrative Expense.    Sales, general and administrative expense consists primarily of personnel-related expense related to our executive, legal, finance, sales, marketing, human resource, information technology and operations functions, as well as fees for professional services and facility costs. Professional services consist principally of external legal, accounting and other consulting services. We expect sales, general and administrative expense to increase as we incur additional costs related to commercializing our products and operating as a publicly traded company, including increased legal fees, accounting fees and costs of compliance with securities laws and other regulations. In addition, we expect to incur additional costs as we hire personnel and enhance our infrastructure to support the anticipated growth of our business.

Other Income and Expense

Interest Income (Expense), Net.    Interest income (expense), net consists primarily of interest income earned on investment balances. Our interest income will vary each reporting period depending on our average investment balances during the period and market interest rates. We expect interest income to fluctuate in the future with changes in average investment balances and market interest rates. Interest income (expense), net also includes interest expense relating to loan and debt agreements and facility financing obligations resulting from lease agreements. We expect interest expense to fluctuate in the future with changes in the obligations.

Other Income (Expense), Net.    Other income (expense), net consists primarily of the change in the fair value of our convertible preferred stock warrants. Our outstanding convertible preferred stock warrants are classified as liabilities and, as such, are marked-to-market at each balance sheet date with the corresponding gain or loss from the adjustment recorded as other income (expense), net. We will continue to record adjustments to the fair value of the warrants until they are exercised, automatically converted into warrants to purchase common stock or expire, at which time the warrants will no longer be remeasured at each balance sheet date. Upon the closing of this offering, our outstanding warrants will automatically convert into warrants to purchase common stock.

Income Taxes

Provision for (Benefit From) Income Taxes.    Since inception, we have incurred net losses and have not recorded any U.S. federal or state income tax benefits for such losses as they have been offset by valuation allowances.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expense and related disclosures. We base our estimates and assumptions on historical experience and on various other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. The results of our analyses form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results may differ, potentially materially, from these estimates under different assumptions or conditions.

We believe the following critical accounting policies involve significant areas where management applies judgments and estimates in the preparation of our financial statements.

Revenue Recognition

We currently recognize revenue from government grants. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collectability is reasonably assured.

Government grants are made pursuant to agreements that generally provide cost reimbursement for certain types of expenditures in return for research and development activities over a contractually defined period. Revenue from government grants are recognized in the period during which the related costs are incurred, provided that the conditions under which the government grants were issued have been met.

Convertible Preferred Stock Warrants

We classify freestanding warrants to purchase shares of our convertible preferred stock as liabilities on our balance sheets at fair value because the warrants may conditionally obligate us to redeem the underlying convertible preferred stock at some point in the future. The warrants are subject to remeasurement at each balance sheet date, and any change in fair value is recognized as a component of other income (expense), net in the statements of operations. We estimate the fair value of these warrants at the respective balance sheet dates using the Black-Scholes option pricing model. We use a number of assumptions to estimate the fair value, including the remaining contractual terms of the warrant, risk-free interest rates, expected dividend yield and expected volatility of the price of the underlying common stock. These assumptions are highly judgmental and could differ significantly in the future.

During 2007, 2008 and 2009, we recorded charges (gains) of $10,000, $(9,000) and $84,000, respectively, through other income (expense), net to reflect the change in the fair value of the warrants. For the six-month periods ended June 30, 2009 and 2010 we recorded charges of $10,000 and $56,000, respectively, as a result of an increase in the fair value of the warrants.

Valuation of Stock-based Awards, Common Stock and Warrants

Stock-based Compensation

Prior to January 1, 2006, we accounted for our stock options granted to employees using the intrinsic value method. The intrinsic value method requires the recognition of compensation expense for stock options granted to employees based on differences between the exercise price of the stock options granted and the fair value of the underlying common stock. Pursuant to the intrinsic value method, any compensation cost relating to stock options was recorded on the date of the grant as a component of stockholders’ equity as deferred compensation and was subsequently amortized to expense over the vesting period of the award. We generally did not recognize stock-based compensation for stock options granted to our employees prior to January 1, 2006 as we granted stock options with an exercise price equal to the fair value of the underlying common stock.

Effective January 1, 2006, we adopted the fair value method of accounting for our stock options granted to employees which requires us to measure the cost of employee services received in exchange for the stock options based on the grant date fair value of the award. We estimated the value, and resulting cost, of stock-based compensation awards using the Black-Scholes option pricing model. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the award, generally the vesting period, which is four to five years.

We adopted the fair value method using the prospective transition method as prior to adoption we used the minimum value method for the previously required pro forma disclosures. The prospective transition method requires us to continue to apply the intrinsic value method in future periods to equity awards outstanding as of January 1, 2006. Under the prospective transition method, any compensation costs that will be recognized from January 1, 2006 will include only (i) compensation cost for all stock-based awards granted prior to, but not yet vested as of December 31, 2005, based on the intrinsic value method and (ii) compensation cost for all stock-based awards granted or modified subsequent to December 31, 2005, net of estimated forfeitures, based on the fair value method. We amortize the fair value of our stock-based compensation for the equity awards granted after January 1, 2006 on a straight-line basis, which reflects the length of service to be provided by our employees over the vesting period of the awards.

The fair values of each new employee option awarded were estimated on the grant date for the periods below using the Black-Scholes option pricing model with the following assumptions.

	Years ended December 31,			Six-month periods ended June 30,
	2007	2008	2009	2009	2010
				(unaudited)
Expected term	7.0 years	7.0 years	5.7 years	5.7 years	5.9 years
Expected volatility	60%	50 - 52%	46 - 48%	48%	46 - 55%
Risk-free interest rate	3.5 - 5.1%	2.8 - 3.5%	1.8 - 3.0%	1.8 - 3.0%	2.2 - 2.6%
Dividend yield	—	—	—	—	—

If in the future we determine that another method for calculating the fair value of our stock options is more reasonable, or if another method for calculating the above input assumptions is prescribed by authoritative guidance, the fair value calculated for our employee stock options could change significantly.

The Black-Scholes option pricing model requires inputs such as the risk-free interest rate, expected term and expected volatility. Further, the forfeiture rate also affects the amount of aggregate compensation. These inputs are subjective in nature and generally require us to apply significant judgment.

The risk-free interest rate that we use is based on the U.S. Treasury yield in effect at the time of grant with maturities approximating each grant’s expected life. The expected term for our employee grants is based on our historic cancellation and exercise experience and trends as well as our expectations for future periods.

Our expected volatility is derived from the historical volatilities of several unrelated public companies within industries comparable to our business, including companies providing genetic sequencing equipment, supplies and services, because we have no trading history on our common stock. When making the selections of our peer companies and considering factors relating to volatility, we also considered the historical development of the peer enterprises relative to our planned development as it pertains to the expected term of our option grants as well as the size and financial leverage of potential comparable companies. The peer companies used in determining our expected volatility were, at the time of volatility determination, significantly larger and operationally further developed than us. However, the operational and financial growth and development of the peer companies during the period in which historical volatility were considered, were determined to be sufficiently similar to our expectations for future growth to provide a reasonable basis on which to establish our expected volatility. After considering both quantitative and qualitative factors, we combined the various factors to conclude a single volatility factor.

We estimate our forfeiture rate based on an analysis of our actual forfeitures and will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior and other factors. Quarterly changes in the estimated forfeiture rate can have a significant effect on reported stock-based compensation expense, as the cumulative effect of adjusting the rate for all expense amortization is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in the financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in the financial statements. The effects of forfeiture adjustments during the years ended December 31, 2007, 2008, 2009 and the six-month period ended June 30, 2010 have not been significant.

We will accumulate additional employee option data over time and incorporate market data related to our common stock which may result in future refinements to our estimates of volatility, expected lives and forfeiture rates, which could materially impact the future valuation of our stock-based awards and the future stock-based compensation expense that we recognize.

We recognized stock-based compensation expense related to employees and non-employees as follows:

	Years ended December 31,			Six-month periods ended June 30, (unaudited)

	2007	2008	2009	2009	2010
	(in thousands)
Research and development	$398	$1,183	$2,314	$1,062	$2,498
Sales, general and administrative	184	387	748	332	1,242

Total stock-based compensation expense	$582	$1,570	$3,062	$1,394	$3,740

As of June 30, 2010, we had $15.8 million of unrecognized stock-based compensation expense, net of estimated forfeitures, that is expected to be recognized over a weighted-average period of 3.3 years. In future periods, our stock-based compensation expense is expected to increase as a result of our existing unrecognized stock-based compensation and as we issue additional stock-based awards to attract and retain employees and non-employee directors.

We also account for stock options issued to non-employees based on their estimated fair value determined using the Black-Scholes option pricing model. However, the fair value of the equity awards granted to non-employees is remeasured as the awards vest, and the resulting increase in value, if any, is recognized as expense during the period the related services are rendered.

Common Stock Valuation

The fair values of the common stock underlying stock options granted through 2010 were estimated by our board of directors, which intended all options granted to be exercisable at a price per share not less than the per share fair value of our common stock underlying those options on the date of grant. Our board of directors is comprised of a majority of non-employee directors with significant experience in the technology industry. We believe that the composition of our board of directors resulted in a fair and reasonable view of the stock value and, together with the board of directors’ cumulative knowledge of, and experience with, similar companies, resulted in a fair valuation of our common stock.

Given the absence of a public trading market, and in accordance with the American Institute of Certified Public Accountants Practice Aid, our board of directors exercised its reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock at each meeting at which stock option grants were approved. These factors included, among other factors, contemporaneous, independent valuations of our common stock, the rights and preferences of our convertible preferred stock relative to our common stock, the lack of marketability of our common stock, developments in our business, recent issuances of our convertible preferred stock and the likelihood of achieving a discrete liquidity event, such as an initial public offering, or IPO, given prevailing market conditions. If we had made different assumptions and estimates, the amount of our stock-based compensation expense could have been materially different. We believe that we have used reasonable methodologies, approaches and assumptions in determining the fair value of our common stock.

Factors Considered and Methodologies Used in Determining Common Stock Fair Value

In valuing our common stock, we determine our business equity value by taking a weighted combination of the value indications using two valuation approaches, an income approach and a market approach.

The income approach estimates the present value of future estimated cash flows, based upon forecasted revenue and costs. These discounted cash flows are added to the present value of our estimated enterprise terminal value. These future cash flows are discounted to their present values using a discount rate corresponding to our estimated required rate of return. The discount rate is derived from an analysis of the cost of capital of our publicly traded peer group as of each valuation date and is adjusted to reflect the risks inherent in our cash flows.

The market approach estimates the fair value of a company by applying the market multiples of comparable publicly traded companies. We calculate a multiple of key metrics implied by the enterprise values or acquisition values of our publicly traded peers. Based on the range of these observed multiples, we apply judgment in determining an appropriate multiple to apply to our metrics in order to derive an indication of value.

Once we determine the fair value, we use two methods to allocate our company value to each of our classes of stock, the Option Pricing Method and the Probability Weighted Expected Return Method.

•

The Option Pricing Method values each equity class by creating a series of call options on our enterprise value, with exercise prices based on the liquidation preferences, participation rights and strike prices of derivatives. This method is generally preferred when future outcomes are difficult to predict and dissolution or liquidation is not imminent.

•

The Probability Weighted Expected Return Method involves a forward-looking analysis of the possible future outcomes of the enterprise. This method is particularly useful when discrete future outcomes can be predicted at a high confidence level with a probability distribution. Discrete future outcomes considered under the Probability Weighted Expected Return Method included non-IPO market based outcomes as well as IPO scenarios. In the non-IPO scenario, a large portion of our equity value is allocated to our convertible preferred stock as the aggregate liquidation preference was approximately $258.8 million at December 31, 2009. In the IPO scenario, the equity value is allocated pro rata among the shares of common stock and each series of convertible preferred stock, which causes our common stock to have a higher relative value per share than under the non-IPO scenario.

Over time, as certainty developed regarding possible discrete events, including an IPO, the allocation methodology utilized to allocate our value transitioned from the Option Pricing Method, or OPM, which was utilized through July 2009, to the Probability Weighted Expected Return Method, or PWERM, which has been utilized since December 2009.

Information regarding our stock option grants to our employees and certain non-employee members of our board of directors since January 1, 2009 is summarized as follows:

Date of issuance	Number of options granted	Exercise price	Common stock value	Option fair value(1)
March 19, 2009	1,462,500	$1.93	$1.93	$0.89
April 21, 2009	43,000	$1.93	$1.93	$0.90
May 19, 2009	40,000	$1.93	$1.93	$0.91
June 10, 2009	505,000	$2.82	$2.82	$1.36
July 21, 2009	206,000	$2.82	$2.82	$1.31
July 24, 2009	330,000	$2.82	$2.82	$1.32
December 15, 2009	986,000	$4.25	$4.25	$1.94
February 3, 2010	2,203,555	$4.25	$4.25	$2.00
February 17, 2010	1,095,000	$4.25	$4.25	$2.00
February 22, 2010	750,000	$4.25	$4.25	$2.01
June 8, 2010	947,500	$5.42	$5.42	$2.77
June 9, 2010	200,000	$5.42	$5.42	$2.77
July 8, 2010	74,500	$6.37	$6.37	$3.32
July 19, 2010	573,000	$6.37	$6.37	$3.32
July 29, 2010	360,000	$6.37	$6.37	$3.32
August 4, 2010	218,583	$6.71	$6.71	$3.50
August 12, 2010	500,000	$6.71	$6.71	$3.50

(1)	Option fair value determined using the Black-Scholes option pricing model using the input assumptions outlined above.

The intrinsic value of all outstanding options as of June 30, 2010 was $             million based on the estimated value of $             per share, the midpoint of the planned range of this offering.

We granted stock options with exercise prices between $4.25 and $6.71 per share during 2010 while stock options with exercise prices between $1.93 and $4.25 per share were granted during 2009. No single event caused the valuation of our common stock to increase or decrease from January 2009 to August 2010, rather, it has been a combination of the following factors that led to the changes in the fair value of the underlying common stock.

March 2009 to May 2009.    After a period of significant volatility in the U.S. and global capital markets during the third and fourth quarters of 2008, U.S. capital market conditions began to stabilize and recover in early 2009. During this time period, we introduced our SMRT technology and began to successfully manufacture key aspects of our system consumables in-house. Although the progression towards a commercial product continued to track to established timeframes, the depth and residual impacts of the economic turmoil of 2008, coupled with an inactive private capital market during early 2009, required us to reassess our potential exit scenarios, which had a material adverse effect on our value conclusions when compared to prior periods.

In deriving our enterprise value during the period, we applied a 65% weighting towards values derived using a market approach and 35% to those using an income approach based on discounted cash flows. In applying the OPM to the concluded value during this period, the expected term of our equity of 2.8 years was based on the weighted average time to liquidity of several assumed liquidity events. The volatility was based on the annualized average daily volatility over the expected term for our peer companies and was determined to be 56%. The risk-free interest rate was 0.84%, based on U.S. Treasury Securities corresponding to the expected term. Based on this information, we determined the total value of each security. We applied a discount of 33% for lack of marketability to the value of the common stock based upon a protective put calculation using the same assumptions as those used for the OPM allocation. For options granted during this period, we estimated the fair value of our common stock to be $1.93 per share compared to the previous estimate of $3.48 per share in December 2008.

June 2009 to July 2009.    Between June 2009 and July 2009, the weak recovery of the U.S. economy continued and, although signs of stability were becoming evident, access to private and public capital remained challenging. During this period, however, enterprise values of our publicly-traded peers outperformed the broader market. Our operational and development progress continued as expected and internal commercial launch timelines remained on schedule.

In deriving our enterprise value during the period, we applied a 65% weighting towards IPO scenarios occurring during 2010 and 2011 and 35% to remaining a private operating company. In applying the OPM to the concluded value during this period, the expected term of our equity of 2.7 years was based on the weighted average time to liquidity of several assumed liquidity events. The volatility was based on the annualized average daily volatility over the expected term for our peer companies and was determined to be 50%. The risk-free interest rate was 1.4%, based on U.S. Treasury Securities corresponding to the expected term. Based on this information, we determined the total value of each security. We applied a discount of 29% for lack of marketability to the value of the common stock based upon a protective put calculation using the same assumptions as those used for the OPM allocation. For options granted during this period, we estimated the fair value of our common stock to be $2.82 per share.

December 2009 to February 2010.    Between December 2009 and February 2010, the U.S. economy and U.S. capital markets began to stabilize. During the period leading up to December 2009, our peer group underperformed the market and experienced significant value declines as evidenced by decreases in the trading prices of their stocks. As a result, certain market multiples used as assumption inputs into our valuation models decreased. During this time period, however, we identified and entered into sales agreements with customers for our initial nine limited production release units of the PacBio RS instrument with expected deliveries commencing during mid-2010. We also continued to make progress in developing our full commercial release units. The combination of these factors supported our improved outlook regarding the fair value of our common stock under various IPO scenarios.

As noted previously, the OPM is preferred when future outcomes are difficult to predict and the PWERM becomes useful when discrete future outcomes become more predictable. During the period between July and December 2009, when the Board of Directors did not make valuation determinations or grant options, the range of discrete events, specifically IPO scenarios, became fairly well established, therefore the PWERM was utilized to determine the fair value of our common stock. The increase in the probability of a liquidity event from prior valuations was primarily related to commencement of sales and marketing operations and entering into sales agreements with customers for our instrument. The PWERM allocation method used a risk-adjusted discount of 31% based upon an adjusted capital asset pricing model, or adjusted CAPM, a marketability discount to specified events of 17% to 25% based on the average estimated time to each event ranging from 0.95 to 4.1 years. The expected outcomes were weighted 70% towards IPO scenarios occurring during late 2010 and through 2011, valued using the market approach, and 30% to remaining a private operating company, valued using the income approach. For options granted during this period, we estimated the fair value of our common stock to be $4.25 per share.

June 2010.    During June 2010, the equity markets demonstrated modest weakness as the broader markets and the stock prices of our peer companies declined in May and into June. However, through June, we secured multiple orders for the full commercial release of the PacBio RS, as well as an order for an additional limited production release unit.

The PWERM allocation method used an adjusted CAPM discount rate of 27%, a marketability discount to specified events of 9% to 25% based on the average estimated time to each event ranging from 0.53 to 4.7 years. The expected outcomes were weighted 88% towards IPO scenarios occurring during late 2010 and through 2011 and 12% to remaining a private operating company. For options granted June 3, 2010, we estimated the fair value of our common stock to be $5.42 per share.

July 2010.    During late June and early July 2010 the U.S. capital markets and the trading prices of our peer companies demonstrated modest stability. During this period, we completed our Series F convertible preferred stock financing raising a total of $108.8 million. During July we also shipped three limited production release units to customers and commenced installation and testing of two of these units at customer locations. Finally, during July we conducted our IPO organizational meeting, which impacted our probability weightings regarding the timing of the IPO.

The PWERM allocation method used an adjusted CAPM discount rate of 26%, a marketability discount to specified events of 8% to 26% based on the average estimated time to each event ranging from 0.39 to 4.6 years. The expected outcomes were weighted 90% towards IPO scenarios occurring during late 2010 and through 2011 and 10% to remaining a private operating company. For options granted during July 2010, we estimated the fair value of our common stock to be $6.37 per share.

August 2010.    During mid- to late-July 2010, the U.S. capital markets weakened and, as a result, certain equity values and multiples of our peer public companies on which we base certain valuation calculations declined. The value we achieved as a company through research and commercial milestones more than offset the general declines in the markets and our peer companies. Specifically, during the first week of August, our first limited production release unit of the PacBio RS was accepted by a customer while additional units were being installed at customer sites.

The PWERM allocation method used an adjusted CAPM discount rate of 25%, a marketability discount to specified events of 7% to 27% based on the average estimated time to each event ranging from 0.30 to 4.5 years. The expected outcomes were weighted 90% towards IPO scenarios occurring during late 2010 and through 2011 and 10% to remaining a private operating company. For options granted during August 2010, we estimated the fair value of our common stock to be $6.71 per share.

As noted above, our board of directors estimated the fair value of our common stock during these periods. We believe that the composition of our board of directors resulted in a fair and reasonable view of the stock value and, together with the board of directors’ cumulative knowledge of, and experience with, similar companies, resulted in a fair valuation of our common stock.

Non-employee Stock-based Compensation

We account for stock options issued to non-employees based on the estimated fair value of the awards using the Black-Scholes option pricing model. The measurement of stock-based compensation expense is subject to periodic adjustments as the underlying equity instruments vest, and the resulting change in value, if any, is recognized in our statement of operations during the period the related services are rendered.

Stock-based compensation expense for options granted to non-employees for 2007, 2008 and 2009 was $0.2 million, $0.3 million and $0.4 million, respectively. Stock-based compensation expense of $0.1 million and $0.6 million was recorded for the six-month periods ended June 30, 2009 and 2010, respectively.

There is inherent uncertainty in these estimates and if different assumptions had been used, the fair value of the equity instruments issued to non-employee consultants could have been significantly different.

Impairment of Long-lived Assets

We assess impairment of long-lived assets, which include property and equipment, on at least an annual basis and test long-lived assets for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to, significant decreases in the market price of the asset, significant adverse changes in the business climate or legal factors, accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset, current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset, or expectations that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life. To date we have not recorded any impairment charges.

Leases

We categorize leases at their inception as either operating or capital leases. On certain of our lease agreements, we may receive tenant improvement allowances, rent holidays and other incentives. Rent expense is recorded on a straight-line basis over the term of the lease. The difference between rent expense accrued and amounts paid under the lease agreement is recorded as lease incentives in the accompanying balance sheets. Leasehold improvements are capitalized at cost and depreciated over the lesser of their expected useful life or the life of the lease. To the extent leasehold improvement allowances are afforded to us by the landlord, we record the tenant improvements as leasehold improvement assets with a corresponding lease incentive liability. We establish assets and liabilities for the construction costs incurred under build-to-suit lease arrangements to the extent we are involved in the construction of structural improvements or take some level of financial or construction risk prior to commencement of a lease. For further information, see “Facility Financing and Debt Obligations” in the Notes to Financial Statements of this prospectus.

For build-to-suit lease arrangements, we evaluate the extent of our financial and operational involvement in the tenant improvements to determine whether we are considered the owner of the construction project under GAAP. When we are considered the owner of a project, we record the shell of the facility at its fair value at the date construction commences with a corresponding facility financing obligation. Improvements to the facility during the construction project are capitalized and, to the extent funded by lessor afforded incentives, with corresponding increases to the facility financing obligation. Payments we make under leases in which we are considered the owner of the facility are allocated to land rental expense, based on the relative values of the land and building at the commencement of construction, reductions of the facility financing obligation and interest expense recognized on the outstanding obligation. To the extent gross future payments do not equal the recorded liability, the liability is settled upon return of the facility to the lessor. Any difference between the book value of the assets and remaining facility obligation are recorded in other income (expense), net. For existing arrangements, the differences are expected to be immaterial.

Income Taxes

We are subject to income taxes in the U.S. and certain states in which we operate, and we use estimates in determining our provisions for income taxes. We use the liability method of accounting for income taxes, whereby deferred tax asset or liability account balances are calculated at the balance sheet date using current tax laws and rates in effect for the year in which the differences are expected to affect taxable income.

Recognition of deferred tax assets is appropriate when realization of such assets is more likely than not. We recognize a valuation allowance against our net deferred tax assets if it is more likely than not that some portion of the deferred tax assets will not be fully realizable. This assessment requires judgment as to the likelihood and amounts of future taxable income by tax jurisdiction. At December 31, 2009, we had a full valuation allowance against all of our deferred tax assets. At December 31, 2009, we had a full valuation allowance against all of our deferred tax assets which totaled $74.0 million, including net operating loss carryforwards and research and development tax credits of $60.5 million and $7.6 million, respectively.

Effective January 1, 2007, we adopted the provisions of the Financial Accounting Standard Board, or FASB, Accounting Standards Codification, or ASC, Topic 740-10, Accounting for Uncertainty in Income Taxes. The cumulative effect of adoption resulted in no adjustment of accumulated deficit as of January 1, 2007. As of December 31, 2007, 2008, and 2009, our total unrecognized tax benefits were $0.9, $2.0, and $3.9 million, respectively, of which none of the tax benefits, if recognized, would affect the effective income tax rate due to the valuation allowance that currently offsets deferred tax assets. We do not anticipate the total amount of unrecognized income tax benefits to significantly increase or decrease in the next 12 months.

We assess all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities. Assessing an uncertain tax position begins with the initial determination of the position’s sustainability and is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. As of each balance sheet date, unresolved uncertain tax positions must be reassessed, and we will determine whether the factors underlying the sustainability assertion have changed and the amount of the recognized tax benefit is still appropriate. The recognition and measurement of tax benefits require significant judgment. Judgments concerning the recognition and measurement of a tax benefit might change as new information becomes available.

Results of Operations

Comparison of the Six-month Periods Ended June 30, 2009 and 2010

	Six-month periods ended June 30,		Increase/ (decrease)	% Increase/ (decrease)
	2009	2010
	(unaudited)
	(in thousands, except percentages)
Revenue	$—	$1,174	$1,174	—
Research and development	30,090	52,406	22,316	74%
Sales, general and administrative	5,338	11,717	6,379	120%
Loss from operations	(35,428)	(62,949)	27,521	78%
Interest income (expense), net	327	(35)	(362)	(111)%
Other income (expense), net	(10)	(55)	45	450%

Net Loss	(35,111)	(63,039)	27,928	80%

Revenue

Revenue is comprised solely of government grant revenue. This revenue is dependent on the grant received, the amount of the grant and subsequent work performed pursuant to the grant. The increase in revenue realized was due to an increase in the amount of awarded government grants.

Research and Development Expense

The $22.3 million increase in research and development expense was driven primarily by a $12.3 million increase to laboratory and equipment expense, including prototypes, a $6.7 million increase in personnel-related expense from increased headcount and an increase in facility and information technology expense of $1.1 million. Research and development expense included stock-based compensation expense of $1.1 million and $2.5 million during the six-month periods ended June 30, 2009 and 2010, respectively.

Sales, General and Administrative Expense

The $6.4 million increase in sales, general and administrative expense was driven primarily by a $3.4 million increase in personnel related expense resulting from increased headcount, a $1.5 million increase in customer application, demonstration and marketing initiatives and a $1.2 million increase in equipment expense and depreciation. Furthermore, sales, general and administrative expense included stock-based compensation expense of $0.3 million and $1.2 million during the six-month periods ended June 30, 2009 and 2010, respectively.

Interest Income (Expense), Net

The decrease in interest income was due primarily to lower investment balances and lower interest rates on our investments. In addition we recorded interest expense as a result of the financing obligation under a lease agreement.

Other Income (Expense), Net

The change in other income (expense), net primarily reflects the remeasurement of our warrant liabilities.

Comparison of the Years Ended December 31, 2008 and 2009

	Years ended December 31,		Increase/ (decrease)	% Increase/ (decrease)
	2008	2009
	(in thousands, except percentages)
Revenue	$901	$135	$(766)	(85)%
Research and development	37,997	75,879	37,882	100%
Sales, general and administrative	7,713	12,326	4,613	60%
Loss from operations	(44,809)	(88,070)	43,261	97%
Interest income (expense), net	1,157	451	(706)	(61)%
Other income (expense), net	(102)	(84)	(18)	(18)%

Net Loss	(43,754)	(87,703)	43,949	100%

Revenue

Revenue is comprised solely of government grant revenue. This revenue is dependent on the grant received, the amount of the grant and subsequent work performed pursuant to the grant. The $0.8 million decrease in revenue realized was due to a reduction in the amount of awarded government grants in 2009 as compared to 2008.

Research and Development Expense

The $37.9 million increase in research and development expense was driven primarily by an $18.9 million increase in prototype-related expenditures, equipment and development supplies, and an $11.9 million increase in personnel-related expense resulting from increased headcount. In addition, contract services and other professional services increased $3.0 million and information technology and facility expense increased by $2.2 million. Research and development expense included stock-based compensation expense of $1.2 million and $2.3 million during 2008 and 2009, respectively.

Sales, General and Administrative Expense

The $4.6 million increase in sales, general and administrative expense was driven primarily by a $2.8 million increase in professional services mainly due to higher legal costs and a $1.7 million increase in personnel-related expense resulting from a significant increase in headcount for operations activities and the expansion of the marketing team to support increased public relations and market research activities. Sales, general and administrative expense included stock-based compensation expense of $0.4 million and $0.7 million during 2008 and 2009, respectively.

Interest Income (Expense), Net

The decrease in interest income was primarily a result of lower average investment balances and lower interest rates in 2009 as compared to 2008.

Other Income (Expense), Net

The change in other income (expense), net reflects the remeasurement of our convertible preferred stock warrant liability.

Comparison of the Years Ended December 31, 2007 and 2008

	Years ended December 31,		Increase/ (decrease)	% Increase/ (decrease)
	2007	2008
	(in thousands, except percentages)
Revenue	$2,163	$901	$(1,262)	(58)%
Research and development	19,216	37,997	18,781	98%
Sales, general and administrative	6,338	7,713	1,375	22%
Loss from operations	(23,391)	(44,809)	21,418	92%
Interest income (expense), net	1,940	1,157	(783)	(40)%
Other income (expense), net	(67)	(102)	35	52%

Net loss	(21,518)	(43,754)	22,236	103%

Revenue

Revenue is comprised solely of government grant revenue. This revenue is dependent on the grant received, the amount of the grant and subsequent work performed pursuant to the grant. The $1.3 million decrease in revenue realized was due to a reduction in the amount of awarded government grants in 2008 as compared to 2007.

Research and Development Expense

The $18.8 million increase in research and development expense was driven primarily by a $10.3 million increase in personnel related expense resulting from increased headcount, a $4.4 million increase in prototype-related expenditures, equipment and development supplies, a $2.3 million increase in information technology and facility expense and a $0.9 million increase in contract services and other professional services. Research and development expense included stock-based compensation expense of $0.4 million and $1.2 million during 2007 and 2008, respectively.

Sales, General and Administrative Expense

The $1.4 million increase in sales, general and administrative expense was driven primarily by a $1.9 million increase in personnel related expense resulting from increased headcount primarily in operations and recruiting activities and a $0.2 million increase in trade show and promotional expense related to increased public relations and market research activities, offset by a $1.0 million decrease in professional services primarily driven by non-recurring legal fees. Sales, general and administrative expense included stock-based compensation expense of $0.2 million and $0.4 million during 2007 and 2008, respectively.

Interest Income (Expense), Net

The decrease in interest income was due primarily to lower investment balances and lower interest rates on our investments.

Other Income (Expense), Net

The change in other income (expense), net was insignificant.

Liquidity and Capital Resources

Since our inception, and as of June 30, 2010, we have financed our operations primarily through an aggregate of $356.0 million from private placements of convertible preferred stock.

As of June 30, 2010, we had cash, cash equivalents and investments of $138.8 million and no debt obligations. For the six-month period ended June 30, 2010, we closed private placements of convertible preferred stock with net proceeds of $97.9 million.

The following table summarizes our working capital and cash, cash equivalents and investments for the periods indicated.

	As of December 31,		June 30, 2010 (unaudited)
	2008	2009
	(in thousands)
Working capital	$102,224	$85,326	$123,896
Cash, cash equivalents and investments	106,051	92,735	138,756

The following table summarizes our cash flows activities for the periods indicated.

	Years ended December 31,			Six-month periods ended June 30, (unaudited)
	2007	2008	2009	2009	2010
	(in thousands)
Net cash used in operating activities	$(16,732)	$(38,303)	$(74,838)	$(29,374)	$(49,595)
Net cash provided by (used in) investing activities	(18,338)	(10,393)	18,594	160	(48,227)
Net cash provided by (used in) financing activities	(225)	119,927	67,014	(394)	98,734

During the years ended December 31, 2007, 2008 and 2009 and in the six-month period ended June 30, 2010, we used $3.0 million, $5.7 million, $5.2 million and $3.0 million in cash, respectively, to fund capital expenditures. We currently anticipate making significant capital expenditures in the future primarily for purchases of equipment to be used in research and manufacturing scale-up.

Beyond our investment in research and manufacturing equipment, we expect to invest capital in additional production arrangements, the timing and amount of which will depend on our business and financial outlook and the specifics of the opportunity. We may also consider additional strategic investments or acquisitions. This may require us to access additional capital through equity or debt offerings. If we are unable to access additional capital, our growth will be limited due to the inability to invest in additional production facilities.

We believe that the net proceeds from this offering, existing cash, cash equivalents and investments will be sufficient to fund our projected operating requirements for at least 12 months. Until we can generate a sufficient amount of product revenue, we expect to finance future cash needs through public or private equity offerings, debt financings or corporate collaboration and licensing arrangements. Such additional funds may not be available on terms acceptable to us or at all, particularly in light of recent market conditions. If we raise funds by issuing equity securities, the ownership of our stockholders will be diluted and the new equity securities may have priority rights over existing stockholders.

Cash Flows From Operating Activities

Our primary uses of cash from operating activities are for personnel-related expenditures and equipment related to research and development activities. Cash used in operating activities was $16.7 million, $38.3 million and $74.8 million for the years ended December 31, 2007, 2008 and 2009, respectively and $29.4 million and $49.6 million for the six-month periods ended June 30, 2009 and 2010, respectively.

Cash used in operating activities of $49.6 million for the six-month period ended June 30, 2010 reflected a net loss of $63.0 million, partially offset by aggregate non-cash charges of $6.3 million and a net change of $7.1 million in our net operating assets and liabilities. Non-cash charges primarily included $2.3 million of depreciation and $4.0 million in stock-based compensation. The net change in our operating assets and liabilities was primarily a result of the increase in accrued expenses and other current liabilities of $5.5 million.

Cash used in operating activities of $74.8 million in 2009 reflected a net loss of $87.7 million, partially offset by aggregate non-cash charges of $7.9 million and a net change of $4.9 million in our net operating assets and liabilities. Non-cash charges primarily included $4.1 million of depreciation and $3.6 million of stock-based compensation. The net change in our operating assets and liabilities was primarily a result of an increase in accounts payable of $3.9 million and the increase in accrued and other liabilities of $1.2 million.

Cash used in operating activities of $38.3 million in 2008 reflected a net loss of $43.8 million, partially offset by aggregate non-cash charges of $5.1 million and a net change of $0.3 million in our net operating assets and liabilities. Non-cash charges primarily included $3.0 million of depreciation and $2.1 million of stock-based compensation. The net change in our operating assets and liabilities was primarily a result of the increase in lease incentives and other long-term liabilities of $0.5 million.

Cash used in operating activities of $16.7 million in 2007 reflected a net loss of $21.5 million, partially offset by aggregate non-cash charges of $3.2 million and a net change of $1.6 million in our net operating assets and liabilities. Non-cash charges primarily included $1.6 million of depreciation and $1.7 million of stock-based compensation. The net change in our operating assets and liabilities was primarily a result of the increase in accounts payable of $1.4 million.

Cash Flows From Investing Activities

Our investing activities consist primarily of net investment purchases, maturities and sales and capital expenditures.

For the six-month period ended June 30, 2010, cash used in investing activities was $48.2 million as a result of $45.2 million in net investment purchases and $3.0 million of capital expenditures.

In 2009, cash provided by investing activities was $18.6 million as a result of $23.8 million in net investment maturities, partially offset by $5.2 million of capital expenditures.

In 2008, cash used in investing activities was $10.4 million as a result of $5.7 million of capital expenditures and $4.7 million in net investment purchases.

In 2007, cash used in investing activities was $18.3 million as a result of $15.3 million in net investment purchases and $3.0 million of capital expenditures.

Cash Flows From Financing Activities

For the six-month period ended June 30, 2010, cash provided by financing activities was $98.7 million, primarily as a result of the receipt of $97.9 million from our sale of Series F convertible preferred stock.

In 2009, cash provided by financing activities was $67.0 million, primarily as a result of the net receipt of $68.0 million from our sale of Series E convertible preferred stock, partially offset by principal repayments on our debt of $1.3 million.

In 2008, cash provided by financing activities was $119.9 million, primarily as a result of the receipt of $119.8 million from our sale of Series E convertible preferred stock.

In 2007, cash used in financing activities was $0.2 million, primarily as a result of net repayments on our debt of $0.4 million.

Contractual Obligations, Commitments and Contingencies

The following table provides summary information concerning our future contractual obligations as of June 30, 2010.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Operating lease obligations(1)	$7,111	$2,586	$2,543	$1,920	$62
Facility financing obligation	2,029	333	852	844	—

Total contractual obligations	$9,140	$2,919	$3,395	$2,764	$62

(1)

Maintenance, insurance, taxes and contingent rent obligations are excluded. See our financial statements and related notes included elsewhere in this prospectus for a discussion of our operating leases.

Facility Financing Obligation

In December 2009 we entered into a build-to-suit lease agreement for a manufacturing and office facility where we are considered the owner of the project under GAAP. When we are considered the owner of a project, we record the shell of the facility at its fair value at the date construction commences with a corresponding facility financing obligation. Accordingly, we recorded $3.0 million of building and leasehold improvement assets and a corresponding liability to facility financing obligation on the balance sheet as of June 30, 2010. See our financial statements and related notes included elsewhere in this prospectus for a discussion of this commitment.

License Agreements

The table above reflects only payment obligations that are fixed and determinable. Milestone payments and royalty payments under our license agreements are not included in the table above because we cannot, at this time, determine when or if the events triggering the commencement of payment obligations will occur.

An estimate of significant payments related to licensing and other arrangements not included in the contractual obligations table include payments related to four cancelable license agreements with third parties for certain patent rights and technology. Under the terms of these agreements, we may be obligated to pay minimum royalty and license maintenance fees. Pursuant to the terms of the agreements, future license maintenance fees and minimum royalty payments amount to $0.3 million for 2010, and $0.4 million for each of 2011, 2012 and 2013 and thereafter.

In addition, upon commercialization of products that incorporate the licensed technologies, we may be obligated to pay certain milestone fees of up to $80,000. In addition, upon commercialization of products incorporating a technology provided under one license agreement, the milestone fees owed by us under that license decrease by $5,000 in the first year following commercialization, return to the pre-commercialization amounts for the second year following commercialization, increase by $10,000 the third year and by $25,000 the fourth year following commercialization of products incorporating that licensed technology.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

In the ordinary course of business, we enter into standard indemnification arrangements. Pursuant to these arrangements, we indemnify, hold harmless and agree to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, in connection with a trade secret, copyright, patent or other intellectual property infringement claim by a third party with respect to its technology. The term of these indemnification agreements is generally perpetual anytime after the execution of the agreement. The maximum potential amount of future payments we could be required to make under these agreements is not determinable because it involves claims that may be made against us in future periods, but have not yet been made. To date, we have not incurred costs to defend lawsuits or settle claims related to these indemnification agreements.

Quantitative and Qualitative Disclosures About Market Risk

Our exposure to market risk is confined to our cash, cash equivalents and our investments, all of which have maturities of less than one year. The goals of our investment policy are preservation of capital, fulfillment of liquidity needs and fiduciary control of cash and investments. We also seek to maximize income from our investments without assuming significant risk. To achieve our goals, we maintain a portfolio of cash equivalents and investments in a variety of securities of high credit quality. The securities in our investment portfolio are not leveraged, are classified as available for sale and are, due to their very short-term nature, subject to minimal interest rate risk. We currently do not hedge interest rate exposure. Because of the short-term maturities of our investments, we do not believe that an increase in market rates would have any material negative impact on the value of our investment portfolio.

Recent Accounting Pronouncements

In October 2009, the FASB issued an accounting standards update that provides application guidance on whether multiple deliverables exist, how the deliverables should be separated and how the consideration should be allocated to one or more units of accounting. This update establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence, if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific nor third-party evidence is available. We will be required to apply this guidance prospectively for revenue arrangements entered into or materially modified after January 1, 2011. Our revenue to date has been limited to government grant revenue and no revenue has been recognized from the sale of our products. Therefore, adoption of this guidance is not expected to have a material impact on our financial statements.

In April 2010, the FASB issued an accounting standards update which provides guidance on the criteria to be followed in recognizing revenue under the milestone method. The milestone method of recognition allows a vendor who is involved with the provision of deliverables to recognize the full amount of a milestone payment upon achievement, if, at the inception of the revenue arrangement, the milestone is determined to be substantive as defined in the standard. The guidance is effective on a prospective basis for milestones achieved in fiscal years and interim periods within those fiscal years, beginning on or after June 15, 2010. The adoption of this guidance is not expected to have a material impact on our financial statements.

BUSINESS

Overview

We develop, manufacture and market an integrated platform for genetic analysis. We have developed an approach to study the synthesis and regulation of DNA. Combining recent advances in nanofabrication, biochemistry, molecular biology, surface chemistry and optics, we created a technology platform called single molecule, real-time, or SMRT, technology. Our SMRT technology uses the natural processing power of enzymes, combined with specially designed reagents and detection systems, to record individual biochemical events as they occur. The ability to observe single molecule events in real time provides the research community with a new tool for investigating basic biochemical processes such as DNA synthesis. We believe our SMRT technology has the potential to advance scientific understanding by providing a window into biological processes that has not previously been open.

In the past fifteen years, there have been a number of important advances in the understanding of biological systems, including the initial characterization of the cellular blueprints, or genomes, of humans and a number of other organisms. These discoveries which were expected to herald a new age in science and medicine have yet to deliver on their promise, due in part to the limitations of currently available life science tools that rely on averages and aggregates. These techniques often mask potentially important sources of variation that are believed to underlie diseases such as cancer. We believe our technology addresses these limitations and may lead to important new advances in the understanding of biological systems.

Our initial focus is on the DNA sequencing market where we have developed and introduced a third generation sequencing platform, the PacBio RS. We believe that the PacBio RS, which uses our proprietary SMRT technology, maintains many of the key attributes of currently available sequencing technologies while solving many of the inherent limitations of the first and second generation technologies, including short readlengths, limited flexibility, long time to result, lower throughput, complex sample preparation and risk of amplification bias. Our system provides long readlengths, flexibility in experimental design, fast time to result and ease of use. The PacBio RS consists of an instrument platform that uses our proprietary consumables, which are currently comprised of our SMRT Cells and three chemical reagent kits. Customers use these reagent kits to format and sequence their DNA samples. The Template Prep Kit includes ligase and restriction enzymes, the Binding Kit includes our DNA polymerase and the Sequencing Kit includes our phospholinked nucleotides. The system is designed to be integrated into existing laboratory workflows and information systems. Customers that have placed orders for our products include research institutions and commercial companies that plan to use the PacBio RS for clinical, basic and agricultural research, drug discovery and development, biosecurity and bio-fuels. Our customers are also interested in a number of other potential applications, including molecular diagnostics, food safety and forensics, which may require us to enhance the capabilities of our current products or develop additional products. To date, we have neither commercially launched nor generated any revenue from our products.

We believe that our SMRT technology has the potential to impact scientific study beyond DNA sequencing. We, and our scientific collaborators, have published a number of peer-reviewed articles in journals including Science, Nature and Nature Methods highlighting the power and potential applications of the SMRT platform. Potential applications that have been demonstrated include the study of chemical and structural modifications of DNA and the processing of RNA and proteins although these applications will not be available at commercial launch of the PacBio RS. We plan to provide these additional capabilities through enhancements to software and consumables without modifications to the PacBio RS.

Evolution of Biology

Classical Biology

Genetic inheritance in living systems is conveyed through a naturally occurring information storage system known as deoxyribonucleic acid, or DNA. DNA stores information in a linear sequence of the chemical bases adenine, cytosine, guanine and thymine, represented by the symbols, A, C, G and T. These bases are attached to a repeating linear chain made up of alternating sugar and phosphate segments. Inside living cells, these chains usually exist in pairs bound together in a double helix by complementary bases, with A of one strand always binding to a T of the other strand and C always binding to G.

In humans, there are approximately three billion DNA base-pairs in the molecular blueprint of life, called the genome. These three billion bases are divided into 23 chromosomes ranging in size from 50 million to 250 million bases. Normally, there are two complete copies of the genome contained in each cell, one of maternal origin and the other of paternal origin. When cells divide, the genomes are replicated by an enzyme called the DNA polymerase, which visits each base in the sequence, creating a complementary copy of each chromosome using building blocks called nucleotides. Contained within these chromosomes are approximately 23,000 smaller regions, called genes, each one containing the recipe for a protein or group of related proteins. The natural process of protein production takes place in steps. In a simplified model, the first step is transcription, a process in which an enzyme called the RNA polymerase converts the DNA strand base for base into an RNA message or mRNA. The mRNA carries the same sequence as the DNA, except that the DNA base thymine is replaced by uracil, so that the RNA alphabet is A, C, G and U. These messages are taken to the cellular protein factories, called ribosomes, for translation into proteins. These proteins go on to play crucial roles in the structure and function of the cell, including the regulation and execution of transcription and translation. The characterization of these events as a simple multi-step linear process from DNA to RNA to protein has been referred to as the Central Dogma of Molecular Biology and has formed the backbone of classical biology.

The linear process implied by the Central Dogma led to the development of tools that focused on isolated elements of living systems. These tools collect data reflecting averages of isolated events at static points in time, missing many of the complex dynamics and biological contexts critical to a full understanding of biological processes. Therefore, the study of biology is predisposed towards incomplete and deterministic pictures of biological systems.

Based on the Central Dogma, a common expectation developed that once the full genetic code of a human was available, the mechanisms of human biology would be substantially revealed. The International Human Genome Project, designed to map the human genome, took 13 years at a cost of over $3 billion and resulted in only approximately 92% coverage of the genome at its conclusion in 2004. The project resulted in many important insights regarding human biology, including a reduction in the number of estimated genes in the human genome from 100,000 or more to approximately 23,000. The data analysis techniques available at the time were able to identify single-nucleotide polymorphisms, or SNPs, places in the genome where individuals commonly differ by a single letter. This resulted in a view that there is a “reference genome” approximating all humans, with SNPs representing the dominant source of genetic variation. This view fostered an expectation that a new era of diagnosing and treating disease would emerge.

However, this promise has not been delivered due to our incomplete understanding of biological mechanisms underlying human disease. With the expectation that knowledge of the genome would guide the process towards safe and effective drugs, the pharmaceutical industry has spent billions of dollars on high-throughput screening of potential drug compounds without a significant increase in research productivity. Today, biological science remains largely unable to effectively determine which proteins should be targeted in order to treat disease.

Numerous scientific approaches have evolved to adapt to the emerging awareness of the magnitude of complexity embedded in biological systems. The field of genomics developed to study the interactions among components in the genome, and the massive quantities of associated data. Subsequently, proteomics, transcriptomics and a number of other related fields emerged.

The genomics research community has realized that a single reference sequence is not sufficient to decipher the inner workings of life. This led to a new type of study, commonly called genome-wide association studies, or GWAS, in which the genomes of large numbers of individuals are checked at known SNPs, and these findings are correlated with specific conditions, such as disease. While these studies have advanced our general understanding, in most cases they have not improved diagnosis and treatment as hoped. The correlations found by these methods are generally not large enough to be useful in detecting or treating human disease. Further, the research community has developed a deeper appreciation for the importance of additional sources of genomic variation, including chemical, structural and functional genomic modifications.

Future Biology

Advances in biology over the next decade are expected to be shaped by a more detailed understanding of the fundamental complexity of biological systems. These systems vary among individuals in previously unrecognized ways and are influenced by factors including time, molecular interactions and cell type.

Importantly for the future of genomics, the first few whole-genome sequencing studies of disease have shown that rare mutations play a critical role in human disease. These mutations would not have been detected in GWAS because too few people, or perhaps only one person, carry the specific mutation. In addition, it is now understood that structural changes to the genome in which whole sections are deleted, inverted, copied or moved may be responsible for a significant fraction of variation among individuals. The scope of these structural changes challenges the very idea of a reference genome.

Differences between genomes at different positions can be highly interactive, for example, a mutation that increases lifetime risk of cancer in one genomic context may decrease risk in another context. While the two copies of the 23 chromosomes we inherit from our parents are enormously important in determining who we are, our genomes continue to change as we age. Understanding the genetic makeup of an individual, including mutations that take place after conception, is key to understanding and treating diseases. For example, the genomes of cells within a particular individual’s tumor may show significant variation from one cell to the next and from one time-point to the next.

Recent discoveries have highlighted additional complexities in the building blocks of DNA (A, C, G and T) and RNA (A, C, G and U), including the presence of additional bases. It has long been known that in humans and many other multicellular organisms the C bases can be chemically modified through the addition of a methyl group in a process called methylation. These chemical modifications have been shown to play a role in embryonic development, have important impacts on diseases such as cancer and can even affect the characteristics of offspring for multiple generations. More recently, it has been discovered that other bases, such as hydroxymethylcytosine, or hmC, 8-Oxoguanine and many others, play important physiological roles. In RNA, dozens of chemical modifications play important roles in cellular function.

Another source of complexity derives from the processing of RNA molecules after being transcribed from the genome. The majority of all genes have different forms of the protein that can be made depending on the structure of the RNA molecule, referred to as splice variants. A detailed understanding of both the expression pattern and regulation of these variants is believed to play an important role in a number of critical biological processes.

It is now understood that the role of RNA as detailed in the Central Dogma requires significant revision. The RNA components of the cell, which were originally thought only to relate to the production of proteins, are now known to play important regulatory roles. Numerous functional elements have been identified and located in regions far from any protein-coding sequence, many with no indications of how they might function. Not surprisingly, significant discrepancies have been found between the levels of mRNAs and the levels of the proteins for which they code. This is caused by regulation of the translation process that takes place after the mRNA is made. For example, binding of short RNA segments called micro-RNAs or miRNAs to mRNA have been shown to inhibit translation of their mRNA target.

Recent advances in our understanding of biological complexity have highlighted the need for new tools to study DNA, RNA and proteins. In the field of DNA sequencing incremental technological advances have provided novel insights into the structure and function of the genome. Despite these advances, researchers have not been able to fully characterize the human genome because of inherent limitations in these tools.

Evolution of Sequencing

In order to understand the limitations of current DNA sequencing technologies, it is important to understand the sequencing process. This consists of three phases comprising sample preparation, physical sequencing and re-assembly. The first step of sample preparation is to break the target genome into multiple small fragments.

Depending on the amount of sample DNA, these fragments may be amplified into multiple copies using a variety of molecular methods. In the physical sequencing phase, the individual bases in each fragment are identified in order, creating individual reads. The number of individual bases identified contiguously is defined as readlength. In the re-assembly phase, bioinformatics software is used to align overlapping reads, which allows the original genome to be assembled into contiguous sequence. The longer the readlength the easier it is to reassemble the genome. The ability to use sequence-based information is contingent not only on assembly, but the accuracy of the assembled sequence. There are two principal forms of accuracy that are commonly cited, referred to as raw read accuracy and finished or consensus accuracy. The former can be a platform specific performance metric while consensus accuracy is critical to successful reassembly.

First Generation Sequencing

First generation sequencing, also called “Sanger sequencing,” was originally developed by Frederick Sanger in 1977. With this technology, during sample preparation, scientists first make different sized fragments of DNA each starting from the same location. Each fragment ends with a particular base that is labeled with one of four fluorescent dyes corresponding to that particular base. Then all of the fragments are distributed in order of their length by driving them through a gel. Information regarding the last base is used to determine the original sequence. Under standard conditions, this method results in a readlength that is approximately 700 bases on average, but may be extended to 1,000 bases. These are relatively long readlengths compared with other sequencing methods. However, first generation sequencing is limited by the small amounts of data that can be processed per unit of time, referred to as throughput.

Second Generation Sequencing

Commercial second generation DNA sequencing tools emerged in 2005 in response to the low throughput of first generation methods. To address this problem, second generation sequencing tools achieve much higher throughput by sequencing a large number of DNA molecules in parallel. In order to generate this large number of DNA molecules, a copying method called PCR amplification is required. This amplification process can introduce errors known as amplification bias. The effect of this bias is that the resulting copies are not uniformly representative of the original template DNA. In addition to introducing errors in the sequence, the process of amplification increases the complexity and time associated with sample preparation.

In most second generation tools, tens of thousands of identical strands are anchored to a given location to be read in a process consisting of successive flushing and scanning operations. The “flush and scan” sequencing process involves sequentially flushing in reagents, such as labeled nucleotides, incorporating nucleotides into the DNA strands, stopping the incorporation reaction, washing out the excess reagent, scanning to identify the incorporated base and finally treating that base so that the strand is ready for the next “flush and scan” cycle. This cycle is repeated until the reaction is no longer viable.

Due to the large number of flushing, scanning and washing cycles required, the time to result for second generation methods is generally long, usually taking days. This repetitive process also limits the average readlength produced by most second generation systems under standard sequencing conditions to approximately 35 to 400 bases. The array of DNA anchor locations can have a high density of DNA fragments, leading to extremely high overall throughput and a resultant low cost per identified base when the machine is run at high capacity. However, the disadvantages of second generation sequencing include short readlength, complex sample preparation, the need for amplification, long time to result, the need for many samples to justify machine operation and significant data storage and interpretation requirements.

First and second generation sequencing technologies have led to a number of scientific advances. However, given the inherent limitations of these technologies, researchers still have not been able to unravel the complexity of genomes.

Pacific Biosciences’ Solution — The Third Generation

We have developed a technology platform that enables single molecule, real-time, or SMRT, detection of biological processes. Our SMRT technology harnesses the natural activity of key enzymes involved in the synthesis and regulation of biomolecules including DNA, RNA and protein. We have introduced a third generation DNA sequencing system, the PacBio RS, that addresses many of the limitations of the first and second generation technologies, including short readlengths, limited flexibility, long time to result, lower throughput, complex sample preparation and risk of amplification bias, and may also enable other types of biological research, including kinetic detection, RNA transcription monitoring, RNA sequencing, protein translation and ligand binding. We refer to this new paradigm of study as SMRT Biology.

Pacific Biosciences’ SMRT Technology

Our SMRT technology harnesses the natural process of DNA replication, which in nature is a highly efficient and accurate process. The enzyme responsible for replicating DNA in nature is called the DNA polymerase. The DNA polymerase attaches itself to a strand of DNA to be replicated, examines the individual base at the point it is attached, and then determines which of four building blocks, or nucleotides, is required to replicate that individual base. After determining which nucleotide is required, the polymerase incorporates that nucleotide into the growing strand that is being produced. After incorporation, the enzyme advances to the next base to be replicated and the process is repeated.

Our SMRT technology enables the observation of DNA synthesis as it occurs in real time. To overcome the challenges inherent in observing an enzyme that is 15 nanometers, or nm, in diameter running in real time, we developed three key innovations:

•	The SMRT Cell

•	Phospholinked nucleotides

•	The PacBio RS

The SMRT Cell

One of the fundamental challenges with observing a DNA polymerase working in real time is the ability to detect the incorporation of a single nucleotide, taken from a large pool of potential nucleotides, during DNA synthesis. To resolve this problem, we applied the same principle that operates in the metallic screen of a microwave oven door. In a microwave oven, the screen is perforated with holes that are much smaller than the wavelength of the microwaves. Because of their relative size, the holes prevent the much longer microwaves from passing through and penetrating the glass. However, the much smaller wavelength visible light is able to pass through the holes in the screen, allowing food to be visible. We have reduced this same principle to the nanoscale and we call our innovation a zero-mode waveguide, or ZMW.

A ZMW is a hole, tens of nanometers in diameter, fabricated in a 100nm metal film deposited on a glass substrate. The small size of the ZMW prevents visible laser light, which has a wavelength of approximately 600nm, from passing entirely through the ZMW. Rather than passing through, the light exponentially decays as it enters the ZMW. Therefore, by shining a laser through the glass into the ZMW, only the bottom 30nm of the ZMW becomes illuminated. Within each ZMW, a single DNA polymerase molecule is anchored to the bottom glass surface using a proprietary technique. Nucleotides, each type labeled with a different colored fluorophore, are then flooded above an array of ZMWs at the required concentration. Diffusion at the nanoscale is incredibly fast. Within microseconds, labeled nucleotides travel down into the ZMW, surround the DNA polymerase, then diffuse back up and exit the hole. As no laser light penetrates up through the holes to excite the fluorescent labels, the labeled nucleotides above the ZMWs are dark. Only when they diffuse through the bottom 30nm of the ZMW do they fluoresce. When the correct nucleotide is detected by the polymerase, it is incorporated into the growing DNA strand in a process that takes milliseconds in contrast to simple diffusion which takes microseconds. This difference in time results in higher signal intensity for incorporated versus unincorporated nucleotides, which creates a high signal-to-noise ratio. Thus, the ZMW has the ability to detect a single incorporation event against the background of fluorescently labeled nucleotides at biologically relevant concentrations.

Our DNA sequencing is performed on proprietary SMRT Cells, each having an array of approximately 75,000 ZMWs. Each ZMW is capable of containing a DNA polymerase loaded with a different strand of DNA sample. As a result, the SMRT Cell enables the potential detection of approximately 75,000 single molecule sequencing reactions in parallel. Currently, our immobilization process randomly distributes polymerases into ZMWs across the SMRT Cell, resulting in only approximately one-third of the ZMWs being available for use.

Phospholinked Nucleotides

Previous labeling technologies for nucleotides attach a fluorescent label to the base of the nucleotide, which is incorporated into the DNA strand. This is problematic for any system attempting to observe DNA synthesis in real time because the dye’s large size relative to the DNA can interfere with the activity of the DNA polymerase. In second generation sequencing, a DNA polymerase can incorporate only a few base-labeled nucleotides before it halts. Our proprietary phospholinked nucleotides have a fluorescent dye attached to the phosphate chain of the nucleotide rather than to the base. As a natural step in the synthesis process, the phosphate chain is cleaved when the nucleotide is incorporated into the DNA strand. Thus, upon incorporation of a phospholinked nucleotide, the DNA polymerase naturally frees the dye molecule from the nucleotide when it cleaves the phosphate chain. Upon cleaving, the label quickly diffuses away, leaving a completely natural piece of DNA with no evidence of labeling remaining.

The PacBio RS

The PacBio RS is an instrument that conducts, monitors and analyzes single molecule biochemical reactions in real time. The PacBio RS uses a high numerical aperture objective lens and four single-photon sensitive cameras to collect the light pulses emitted by fluorescent reagents allowing the observation of biological processes. An optimized set of algorithms is used to translate the information that is captured by the optics system. Using the recorded information, light pulses are converted into either an A, C, G or T base call with associated quality metrics. Once sequencing is started, the real-time data is delivered to the system’s primary analysis pipeline, which outputs base identity and quality values, or QVs. To generate a consensus sequence from the data, an assembly process aligns the different fragments from each ZMW based on common sequences.

Putting the Three Innovations Together

Our three innovative technologies work together to allow researchers to sequence long reads of DNA in minutes. As discussed above, the DNA polymerase is immobilized on the floor of the ZMW. Phospholinked nucleotides are introduced into the SMRT Cell from above. As the phospholinked nucleotides diffuse through the bottom 30nm of each ZMW in the SMRT Cell, the PacBio RS detects the presence of free nucleotides as low intensity flashes of light. When the DNA polymerase encounters the nucleotide complementary to the next base in the template, it is incorporated into the growing DNA chain. During incorporation, the DNA polymerase holds the nucleotide for tens of milliseconds, orders of magnitude longer than the average diffusing nucleotide. While held by the polymerase, the fluorescent label emits colored light. The PacBio RS detects this as a higher intensity flash of light whose color corresponds to the base identity, which is recorded. Upon incorporation, the fluorescent label is cleaved and the signal immediately returns to baseline and the process repeats, with the DNA polymerase continuing to incorporate multiple bases per second.

SMRT Sequencing

The top graphic is an illustration of DNA sequencing. The bottom graphic represents the output of the PacBio RS identifying the incorporation of nucleotides in a growing DNA strand.

Step 1: As nucleotides diffuse into the ZMW, low intensity flashes of light are generated.

Step 2: When the DNA polymerase encounters the nucleotide complementary to the next base in the template, the DNA polymerase holds the nucleotide for tens of milliseconds and the fluorescent label emits a higher intensity flash of light whose color corresponds to the base identity, which is recorded as an A in the graphics above.

Step 3: Upon incorporation of the nucleotide, the fluorescent label is cleaved and signal returns to baseline.

Step 4: The process repeats, and in this illustrative example the nucleotide being incorporated is a T.

Step 5: Following incorporation of the next nucleotide, the next fluorescent label is cleaved and signal returns to baseline again.

SMRT Sequencing Advantages

Sequencing based on our SMRT technology offers the following key benefits:

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Single molecule, real-time analysis.    SMRT technology harnesses the power of the DNA polymerase to enable single molecule, real-time sequencing. The ability to observe single molecules in real time combined with long readlength allows our system to observe structural and cell type variation that present challenges for existing short-read technologies. Unlike many other sequencing platforms, minimal amounts of reagent and sample preparation are required and there are no time-consuming flushing, scanning and washing steps. In addition, our platform does not require the routine PCR amplification needed by most second generation sequencing systems thereby avoiding systematic amplification bias.

•

Longer readlengths.    Our SMRT technology is designed to produce a distribution of readlengths with greater than 1,000 base pairs on average and instances of over 10,000 base pairs, which facilitates mapping and assembly. Longer readlengths require the sequencing of fewer overlapping segments, referred to as coverage, to efficiently assemble the underlying genomic structure. Most second generation technologies require higher coverage to compensate for short readlengths. However, even with high coverage, short readlengths are difficult to assemble, especially in highly repetitive areas of the genome. In addition, long readlengths are an important factor in enabling a comprehensive view of the genome, as they can reveal multiple types of genetic variation, such as large-scale rearrangements as observed in cancer. We believe that the long readlengths produced by our SMRT technology may allow insights into biology that are not possible with existing technologies.

•	Faster time to result. With the PacBio RS, sample preparation to sequencing results can take less than one day. A typical sequencing run can require as little as 30 minutes of instrument time, with target polymerase speeds of one to three bases per second. This speed enables the research community to ask and answer questions much faster than with existing technologies which often take multiple days to produce results. This fast time to result may have important implications for applications where speed is of critical importance such as infectious disease monitoring and molecular pathology.

•

Ease of use.    We believe that our system is easy to use and adopt because it is compatible with existing lab workflows and informatics infrastructures. Our SMRTbell sample preparation protocol is designed to be simple and fast. It can be used with a variety of sample types and can output a range of DNA lengths. Sample preparation processes for second generation technology often involve costly additional capital equipment, reagents, supplies and physical space. This process can take multiple days. The PacBio RS is equipped with a touchscreen interface that requires minimal user intervention. The data format has been designed to be compatible with standard informatics systems. We believe that these attributes will allow for easy training and rapid adoption at customer sites.

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Flexibility and granularity.    The PacBio RS system offers multiple protocols, including standard, circular consensus and strobe sequencing, enabling the user to optimize performance based on the needs for a particular project. The system also has the ability to scale the throughput and cost of sequencing across a range of small and large projects. We call this granularity, and it results from our flexible consumables format. The ability to run a single SMRT Cell, or batch multiple SMRT Cells in a single run, provides flexibility in experiment design and implementation.

•

Ability to observe and capture kinetic information.    The ability to observe the activity of a DNA polymerase in real time enables the PacBio RS to collect, measure and assess the dynamics and timing of nucleotides being added to a growing DNA strand, referred to as kinetics. It is well established in the scientific community that chemical modification of DNA such as the addition of a methyl group, known as methylation, can alter the biological activity of the affected nucleotide. The presence or absence of a methyl group can determine whether or not a gene is expressed in a particular cell, tissue or organism. The impact of such chemical modification of DNA on the expression of genes has been hypothesized to play a role in many diseases, including cancer. Importantly, it has been shown that changes in kinetics which can be detected automatically by the PacBio RS, may reflect the presence of DNA methylation.

Our Products

We are preparing to enter the market with our first product, the PacBio RS, a third generation sequencing instrument that provides real-time information at the single molecule level. The initial application for the system is DNA sequencing, and the architectural design of the system will enable a broader range of applications over time. The instrument is designed for expandable capability to permit performance improvements and new applications to be delivered through chemistry and software enhancements without changes to the hardware.

The PacBio RS is compatible with existing customer infrastructure, from sample preparation to biological results and analysis. This includes our SMRTbell sample preparation protocol, remote experimental management, touchscreen instrument operation, integration with preferred IT infrastructures and backwards-compatibility with existing informatics pipelines. Together, this results in quick system setup times, fast scaling to multi-unit configurations and short turnover time between experiments. We believe these factors will result in a new paradigm for sequencing experiments from days and weeks to minutes and hours.

Our sequencing system includes the PacBio RS instrument and proprietary consumables, including SMRT Cells and reagent kits, providing a complete solution to the customer.

The PacBio RS

The PacBio RS is an instrument that conducts, monitors and analyzes biochemical sequencing reactions. The instrument is an integrated unit that includes high performance optics, automated liquid handling, a touchscreen control interface, a computational Blade Center and software. The instrument’s high performance optics monitor the thousands of ZMWs in real time. The automated liquid handling robotics perform reagent mixing and prepare

SMRT Cells. The instrument’s touchscreen control interface, the RS Touch, is the user’s primary control center to design and monitor experiments as they occur in real time. The Blade Center is the computational brain of the PacBio RS, responsible for the secondary processing of the sequencing data being produced on the SMRT Cells. For a description of the process from sample preparation to sequencing results using the PacBio RS, see “—Using the PacBio RS” below. The PacBio RS has been designed to allow for performance improvements without an upgrade or replacement of the instrument hardware. These performance enhancements will be delivered through software upgrades and new consumables. A comprehensive informatics tools suite that enables users to generate finished sequence data is also included. The list price for the PacBio RS will be $695,000 in the United States.

Consumables

To run our PacBio RS, our customers must purchase our proprietary consumable products. Our consumable products include our proprietary SMRT Cells and reagent kits. One SMRT Cell is consumed per sequencing reaction on the PacBio RS. Eight SMRT Cells are individually hermetically sealed and packaged together into a streamlined 8Pac format. This enables a researcher to use one or more SMRT Cells per run.

We offer three reagent kits, each designed to address a specific step in the workflow. The Template Preparation Kit is used to convert DNA into our SMRTbell double-stranded DNA library format and therefore includes typical molecular biology reagents, such as ligase and restriction enzymes. The Binding Kit, which includes our modified DNA polymerase, is then used to bind this library to the polymerase in preparation for sequencing. The Sequencing Kit contains the reagents required for on-instrument, real-time sequencing, including the phospholinked nucleotides. Each sample can be sequenced in a single SMRT Cell or across many SMRT Cells depending on the needs of the project. As a result, the price per reaction is dependent on the experiment design.

Using the PacBio RS

The PacBio RS delivers a complete product solution from sample preparation to biological results. The instrument has the capability for multiple sequencing protocols, enabling a high degree of flexibility in experimental design.

•

Standard sequencing.    The standard SMRT sequencing protocol is designed to generate single pass long reads. The protocol uses long insert lengths so that the polymerase can continuously synthesize along a single strand. As with all protocols, this process runs in parallel across thousands of ZMWs in a single SMRT Cell at the same time. This protocol has utility for a range of both resequencing and de novo applications. Our system achieves consensus accuracy of 99.99% which is commensurate with leading second generation sequencing systems.

•

Circular consensus sequencing.    The PacBio RS has the capability for circular consensus sequencing. The circular consensus sequencing protocol uses a circular DNA template which enables multiple reads across the same sequence to achieve 99.99% accuracy at single molecule resolution from a single DNA strand. Furthermore, this approach provides reads on both the forward and reverse strands of a double stranded template. This method offers potential advantages for the discovery and confirmation of rare variants.

•

Strobe sequencing.    The PacBio RS also has the capability for strobe sequencing. Using this protocol, the physical coverage and effective readlength of the system can be increased by “strobing” the illumination on and off. When the illumination is on, sequence data is collected, but when the illumination is off, the polymerase continues to synthesize in the dark at a predictable speed for thousands of bases. After a user-defined interval, the illumination can be turned back on and the system can resume collecting data. Multiple sub-reads at varying sequence advance lengths can be generated from a single molecule. The length of the strobe sub-reads and advances can be controlled dynamically as a run parameter, thereby eliminating the need to create multiple libraries of different sizes. This method will be useful for scaffolding, or mapping a series of short fragments on a longer DNA strand, genomic assembly and identifying and resolving structural variation.

•

Combining sequencing modes.    The system’s flexibility also offers the ability to approach a problem in multiple ways. For example, users may first want to scaffold the sequence using the strobe sequencing protocol, then generate long linear single molecule reads, and finally, apply circular consensus sequencing to identify rare sequence variants.

The PacBio RS requires limited manual intervention. The illustration below outlines the flow of the process from sample preparation to sequencing results.

The sample preparation protocol employs simple, standard molecular biology techniques and can be completed in hours. The same protocol can be used with a variety of sample types and can generate a range of library sizes. The Template Preparation Kit is used to convert DNA into our SMRTbell library format. The Binding Kit is then used to bind this library to the polymerase in preparation for sequencing.

Customers design, manage and monitor experiments from their desktop. This experimental information can be integrated with internal laboratory information management systems, or LIMS, or other tracking systems.

Instrument operation occurs through a touchscreen interface, RS Touch, and requires minimal user intervention. The instrument is both an automated liquid handling and detection platform. Customers load SMRT Cells and the sequencing kit components directly into two drawers on the instrument, from which point dispensing and handling are automated by the robotic station. Barcode tracking provides efficient management of samples and reagents.

Once the sequencing reaction has been initiated, the high performance optics monitor the thousands of ZMWs in real time. Throughout the sequencing process, the RS Touch provides feedback on the status of the PacBio RS, its contents and the experimental progress.

Concurrent with the sequencing process, base calling and quality assessment are performed through the Blade Center, the computational brain of the PacBio RS. Primary analysis data can be streamed directly to the secondary analysis system as well as visualized. Secondary analysis provides data-rich reports for the user, including informative quality and application-specific metrics. Users can then interact visually with the data at all relevant levels, from the genome view to individual SNPs.

We are committed to providing users with access to the right types of high-performance computing environments to not only store and organize the data, but to also interact with and analyze the data on different levels. These informatics solutions are designed to efficiently integrate with on-premises or cloud-based LIMS systems making these solutions accessible not only to high-end informatics researchers, but also to biologists and clinicians.

Developer tools enable seamless integration with existing bioinformatics pipelines. All data files are directly accessible, giving the user flexibility to perform further analysis through third-party software or share data with collaborators. To maximize the flexibility and functionality for all users, all of the secondary analysis algorithms are open source.

Market Opportunity

Despite the limitations of currently available sequencing platforms, the market for sequencing products is large and is expected to grow significantly. In 2009, the sequencing market was estimated to be $1.2 billion, which is comprised of $600 million and $600 million for first and second generation sequencing, respectively, and is expected to grow to more than $3.6 billion by 2014 according to Scientia Advisors, a life sciences consulting firm. The growth in this market is expected to be driven by increases in the demand for sequencing products from both research institutions and commercial companies, including academic institutions, reference labs and genomics service providers, pharmaceutical companies and agriculture biology, or AgBio, companies.

The primary areas of market growth are expected to be genomics, increasing from approximately $700 million in 2009 to $1.9 billion by 2014, and AgBio, increasing from approximately $200 million in 2009 to $1.3 billion by 2014. Historically, improvements in tools have driven growth in demand. We believe the emergence of third generation sequencing products, including our products, along with improvements in existing second generation products, will accelerate this growth.

There are a number of emerging markets for sequencing-based tests, including molecular diagnostics, which represent significant potential opportunities for our products. For example, the market for sequence-based molecular diagnostics is estimated to be $1.6 billion in 2014 according to Scientia Advisors.

Pacific Biosciences’ Strategy

We plan to execute the following strategy:

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Define the future of biological analysis based on SMRT technology.    Our SMRT technology provides a window into biological processes that has not previously been available. We have and will continue to communicate the benefits and advantages of our SMRT technology platform through our commercial and marketing activities. In addition, we will continue to pursue publication of biological insights using our SMRT technology in top-tier scientific, peer-reviewed journals. For example, a recent publication in Nature demonstrated the broad applicability of the SMRT detection technology by enabling new, high resolution insights into ribosome function and composition during translation at physiological concentrations of transfer RNAs. We plan to continue to develop the applications of our SMRT technology in the fields of DNA, RNA and protein biology.

•

Focus initially on the DNA sequencing market.    We will initially sell our products into the rapidly growing DNA sequencing market. We believe our third generation sequencing technology will address most of the limitations in current sequencing technologies and enable a wide range of experiments and applications. We believe that the introduction of the PacBio RS will expand the market for genetic analysis tools. Customers that have placed orders for our products include research institutions and commercial companies that plan to use the PacBio RS for clinical, basic and agricultural research, drug discovery and development, biosecurity and bio-fuels. Our customers are also interested in a number of other potential applications, including molecular diagnostics, food safety and forensics, which may require us to enhance the capabilities of our current products or develop additional products.

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Continually enhance product performance to increase market share.    The design of the PacBio RS will allow for significant performance improvements without an upgrade or replacement of the instrument hardware. These performance enhancements will be delivered through software upgrades and new consumables. Our flexible platform is designed to generate a recurring revenue stream through the sale of proprietary SMRT Cells and reagent kits. Our research and development efforts are focused on product enhancements to reduce DNA sequencing cost and time as well as expand capabilities. We believe that our ability to offer performance improvements without requiring new hardware investment by our customers will increase the attractiveness of our products.

•

Leverage platform to develop and launch additional applications.    We plan to leverage our SMRT technology platform to develop new applications targeting kinetic detection, RNA transcription monitoring, RNA sequencing, protein translation and ligand binding. We believe these applications will create substantial new markets for our technology.

•

Create a global community of users to enhance informatics capabilities and drive adoption of our products.    We have worked closely with members of the informatics community to develop and define standards for working with single molecule, real-time sequence data. We have launched the PacBio DevNet, a software developer’s open network to support academic informatics developers, life scientists and independent software vendors interested in creating tools to work with our third generation sequencing data. This gives the user flexibility to perform further analysis of the sequencing data through third-party software or share data with collaborators. To maximize the flexibility and functionality for all users, all of the secondary analysis algorithms are open source.

Future Commercial Applications

We believe that the power of SMRT detection extends beyond DNA sequencing to the detection and characterization of other fundamental biological functions. The ability of the SMRT technology to observe kinetic information of individual molecules provides the ability to detect nucleic acid variations, including detection of base modifications and the detection of binding of biomolecules to DNA. SMRT detection has been applied by researchers to directly observe, on a single molecule basis, transcription, reverse transcription, translation and ligand binding. Although these applications will not be available at the commercial launch of the PacBio RS, we plan to further develop them and, if successful, we may commercially introduce them in the future.

SMRT Kinetic Detection.    SMRT analysis enables the observation of the kinetics of DNA and RNA synthesis. Kinetic analysis may permit detection of base modifications in DNA and RNA beyond simple methylation. These modifications, which are hypothesized to play an important role in diseases such as cancer, have not been systematically studied due to a lack of efficient tools. The analysis of synthesis kinetics is not limited to studies of molecular structure, but is also applicable to the detection of inter-molecular interactions, for example, detecting kinetic impacts of protein-DNA interactions. Both of these applications of the SMRT platform may have important applications in disease characterization, diagnosis and treatment.

SMRT Transcription.    By replacing the DNA polymerase with an RNA polymerase, SMRT detection provides the ability to directly observe in real time the regulation of transcription of a gene into an RNA message, the first phase of protein expression. The combined power of direct observation of transcription and the sequence context that SMRT sequencing provides has the potential to replace present transcription assays and enable transcription analysis on a whole genome scale. It is possible that this process plays a role in diseases, such as cancer.

SMRT RNA Sequencing.    By replacing the DNA polymerase with a reverse transcriptase in the ZMW, SMRT detection provides the ability to directly sequence RNA and observe kinetic data similar to that seen with DNA sequencing. Directly sequencing RNA may provide advantages over traditional methods including speed, longer readlengths and reduced errors into the determined sequence.

SMRT Translation.    We have demonstrated the ability to observe protein translation in real time at the single molecule level by placing the ribosomal complex into the ZMW and attaching fluorescent tags to the molecules that escort the amino acids to the ribosome for protein production. It is understood that the levels of mRNA do not always correlate with the amounts of the corresponding proteins, due in part to RNA regulatory mechanisms such as miRNA binding. For this reason it is desirable to measure the levels of the many proteins as synthesized by the ribosome. As proteins represent an important target for therapeutics, understanding the dynamics of protein synthesis may be important for future drug discoveries.

SMRT Ligand Binding.    The interaction between ligands, including drugs and their respective biological targets, referred to as ligand binding, is an important facet of basic science. Most current ligand binding analysis techniques detect average interactions over large populations of molecules and do not detect changes in the interactions in real time. This results in an inability to detect weak interactions, or detect multi-body interactions where individual components can be interacting on a transient basis. Because it detects individual molecular interactions, we believe the SMRT detection system can probe binding interactions that are far weaker than those detected by other techniques. Further, because of its real-time observation, it can detect binding events lasting only a few milliseconds. Given the importance of ligand binding to the drug discovery process and other potential commercial applications, this new application may offer significant advantages over traditional methods.

Marketing and Sales

We market our products through a direct sales force in North America and the United Kingdom. Our sales strategy involves the use of a combination of sales managers, sales representatives and field application specialists. As of June 30, 2010, we had six sales managers and sales representatives and five field application specialists. We expect to increase our sales force as we expand our business.

The role of our sales managers and sales representatives is to educate customers on the advantages of SMRT technology and the applications that our technology makes possible. The role of our field application specialists is to provide on-site training and scientific technical support to prospective and existing customers. Our field application specialists are technical experts with advanced degrees, including four with PhDs, and generally have extensive experience in academic research and core sequencing lab experience.

In addition, we maintain an applications lab team in Menlo Park, California composed of scientific experts who can transfer knowledge from the research and development team to the field application specialists. The applications lab team also runs foundational scientific collaborations and proof of principle studies, which help demonstrate the value of our product offering to prospective customers.

Customers

We are targeting customers that include genome centers, clinical, government and academic institutions, genomics service providers and agricultural companies. In general, our customers will isolate, prepare and analyze genetic samples using the PacBio RS in their own research labs to address their specific applications and scientific questions. For example, customers in academic research institutions may have DNA samples isolated from human cancer patients while AgBio companies may have DNA samples isolated from different strains of corn or other crops.

We instituted a limited production release program pursuant to which we received orders for eleven limited production release instruments from entities such as genome centers, clinical, government and academic institutions and agricultural companies. This program was designed to help us garner quality feedback on the product prior to our full commercial launch scheduled for early 2011. We received orders for our limited production release instrument from Baylor College of Medicine, the Broad Institute of MIT and Harvard, Cold Spring Harbor Laboratory, the U.S. Department of Energy Joint Genome Institute, The Genome Center at Washington University, Monsanto Company, the National Cancer Institute/SAIC-Frederick, the National Center for Genome Resources, the Ontario Institute for Cancer Research, Stanford University and Wellcome Trust Sanger Institute. As of September 15, 2010, we have shipped a total of seven PacBio RS limited production release instruments, and we intend to ship the remaining four later this year. Limited production release instruments are designed to provide early access to the technology, while we complete the research, development and testing required for full commercial release. Therefore, performance during the limited production release phase will not be equal to that of the system at commercial release. There will be a continuous evolution of these performance variables, including readlength and throughput, during the limited production release phase as we develop new versions of our software and consumables. During a testing period, which we expect to last at least through the end of 2010, we will be working with these customers to obtain feedback and plan to incorporate relevant improvements into the commercial release version of the PacBio RS. Generally, each customer is obligated to pay us a deposit after accepting a limited production release instrument, and is entitled to receive an upgrade to a commercial release version of the PacBio RS, at which time each customer will be obligated to pay the balance of their order and we will then recognize revenue. While we expect to deliver upgrades to all of these customers, we cannot provide assurance that we will succeed and recognize revenue from our limited production release customers.

Backlog

As of June 30, 2010, our backlog was approximately $15 million. We define backlog as purchase orders or signed contracts from our customers which we believe are firm and for which we have not yet recognized revenue. We expect to deliver all orders in our backlog by December 31, 2011, however we do not expect to recognize revenue on any orders prior to December 31, 2010. Estimating the dollar value of backlog requires significant judgments and estimates. We may never ship these units or receive revenue from these orders, and our backlog may not be indicative of our future revenue. If our orders in backlog do not result in sales, our operating results will suffer.

Manufacturing

Our manufacturing facilities are located at our headquarters in Menlo Park, California. We currently manufacture our instruments in-house. Over time, we intend to outsource various sub-assemblies to third-party manufacturers, but we expect to continue to conduct the final assembly in-house. With respect to the manufacture of SMRT Cells, we subcontract wafer fabrication and processing to semiconductor processing facilities, but conduct critical surface treatment processes internally. In addition, we currently manufacture critical reagents in-house, including our phospholinked nucleotides and our DNA polymerase.

The manufacture of our instruments is complex involving a number of separate processes and components. Our manufacturing processes are detailed in written procedures and extensive testing and data collection is performed throughout the process. We have implemented quality control procedures to help assure that our products meet our specifications. We also use manufacturing process control software to help us ensure key processes are followed with a high degree of integrity.

We purchase both custom and off-the-shelf components from a large number of suppliers and subject them to significant quality specifications. We periodically conduct quality audits of suppliers and have established a supplier certification program. We purchase components through purchase orders and generally do not maintain large volumes of inventory. Some of the components required in our instruments are currently either sole sourced or single sourced.

Service and Support

Service for our instruments is performed by our field service engineers. As of June 30, 2010, we had five field service engineers, and we intend to hire additional field service engineers as we grow our business. Our field service engineers are trained in-house, building, testing and troubleshooting instruments on our factory floor before being qualified to service instruments installed at customer sites.

Our instruments are designed with remote diagnostics that generate automated alerts that will allow us to promptly initiate preventive maintenance or repair. We intend to establish an online customer portal and case management system to aid in the technical support of our instruments. We also intend to establish a contact center in each region to handle incoming inquiries via telephone, email or live chat.

Research and Development

Our SMRT technology requires the blending of a number of unique disciplines, namely nanofabrication, physics, photonics, optics, molecular biology, engineering, signal processing, high performance computing and bioinformatics. Our research and development team is a blend of these disciplines creating a single, cross-functional operational unit. We have also established productive working relationships with technology industry leaders, as well as leading academic centers, to augment and complement our internal research and development efforts.

Our research and development group is comprised of eight departments, Biochemistry, Organic Chemistry, Surface Chemistry, Nanofabrication, Mechanical/Optical/Electrical Engineering, Software Engineering and Bioinformatics, Systems Integration and Single Molecule Sample Prep and Detection. Combined, these groups are responsible for the research and development of the various technologies needed to supply the basic chemistry components and protocols, reaction cells, instrument platform and the embedded and downstream software that are needed to prepare, process, detect, analyze and interpret single molecule, real-time data. Research and development expense incurred for these activities was $19.2 million, $38.0 million and $75.9 million in 2007, 2008 and 2009, respectively. As of June 30, 2010, we had 208 scientists and engineers in our research and development group of which 146 have advanced degrees including 105 with PhDs.

We will continue to invest in research and development to support the ongoing development of chemistry components and protocols to enhance overall system performance. Our goals are to continuously improve sequencing readlength, raw read accuracy and the number of reactions on each SMRT Cell, as well as to develop and introduce into the marketplace new applications that will take full advantage of our single molecule, real-time detection technology. In addition, our engineering teams will continue their focus on increasing instrument component and system reliability, reducing costs, increasing sample throughput and implementing additional system flexibility and versatility.

Intellectual Property

Developing and maintaining a strong intellectual property position is an important element of our business. We have sought patent protection for our SMRT technology, and may seek patent protection for improvements and ancillary technology conceived in developing our SMRT technology if we believe such protection will give us an advantage over competitors or potential competitors.

Our current patent portfolio, including patents exclusively licensed by us, is directed to various technologies, including SMRT nucleic acid sequencing and other methods for analyzing biological samples, ZMW arrays, surface treatments for such ZMW arrays, reagents for use in nucleic acid sequencing, including phospholinked nucleotides, and other methods for analyzing biological samples, optical components and systems, processes for identifying nucleotides within nucleic acid sequences and processes for analysis and comparison of nucleic acid sequence data.

As of June 30, 2010, we own or hold exclusive licenses to 47 issued U.S. patents, 118 pending U.S. patent applications, six granted foreign patents and 138 pending foreign patent applications, including foreign counterparts of U.S. patent and patent applications. The full term of these issued U.S. patents will expire between April 17, 2016 and May 9, 2028.

Of these patents and patent applications, 18 issued U.S. patents, six pending U.S. patent applications, one granted foreign patent and five pending foreign patent applications are licensed to us by the Cornell Research Foundation, which manages technology transfers on behalf of Cornell University, collectively referred to as Cornell. These patents and patent applications are directed to the core SMRT sequencing methods and systems and other analysis methods, and to ZMW arrays used in our current and planned products. The license agreement provides us with the exclusive right to make, use, sell, offer for sale, lease, import, export or otherwise dispose of products covered by the licensed patents in all fields of use. In exchange, we are obligated to make certain royalty payments to Cornell, including a minimum annual royalty payment, and meet certain reporting and other requirements to Cornell. We are also obligated to reimburse Cornell for the costs of prosecuting the patents and patent applications that are subject to the license. The research leading to the licensed technology was funded by the U.S. government and therefore our license from Cornell is subject to U.S. government march-in rights whereby the U.S. Government may disregard our exclusive patent rights under our license from Cornell on its own behalf or on behalf of third parties by imposing licenses in certain circumstances, such as if we fail to achieve practical application of the U.S. government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to U.S. industry. In addition, U.S. government-funded inventions must be reported to the government and U.S. government funding must be disclosed in any resulting patent applications. Cornell may terminate its agreement with us if we are in default of our payment or reporting obligations, are in material breach of the agreement, or fail to fulfill our diligence obligations with respect to commercializing products using the licensed technology.

We have also entered into a license agreement with Indiana University Research and Technology Corporation, or IURTC, for U.S. Patent No. 6,399,335, which relates to nucleoside triphosphates that include a labeling group attached through the terminal phosphate group in the triphosphate chain. Under the terms of this license agreement, we have exclusive rights to make, have made, sell, offer to sell, have sold, use, import and have imported, products that practice the invention claimed in the patent in certain sequencing-related fields. In exchange, we are obligated to make certain royalty and milestone payments to IURTC, and to meet certain reporting requirements to IURTC. We are also obligated to reimburse IURTC for the costs of prosecuting the patents and patent applications that are subject to the license. The research leading to the licensed technology was funded by the U.S. government and therefore our license from IURTC is subject to U.S. government march-in rights. IURTC may terminate its agreement with us if we are in default of our payment or record keeping obligations, are in material breach of the agreement, or fail to fulfill our diligence obligations with respect to commercializing products using the licensed technology.

In addition, we have entered into a license agreement with Stanford University, or Stanford, for U.S. Patent No. 7,297,532, referred to as the ’532 patent, which relates to immobilized ribosomes for use in analysis of ribosomal activity. Under the terms of this license agreement, we have exclusive rights to make, have made, use, import, offer to sell and sell products that would practice the invention claimed in the patent in certain fields of use until June 8, 2018, after which the license will become non-exclusive until the ’532 patent expires. In exchange, we are obligated to make certain royalty and license maintenance payments to Stanford, and to meet certain reporting and other obligations to Stanford. We are also obligated to reimburse Stanford for all patenting expenses associated with the ’532 patent, including maintenance fees and costs associated with any interference or reexamination matters. The research leading to the ’532 patent was funded by the U.S. government and therefore our license from Stanford is subject to U.S. government march-in rights. Stanford may terminate its agreement with us if we are in default of our payment or reporting obligations, are in breach of any provision of the agreement, or fail to fulfill our diligence obligations with respect to commercializing products relating to the ’532 patent.

We have also entered into a license agreement with GE Healthcare Bio-Sciences Corp, or GE Healthcare, under several U.S. and foreign patents and pending patent applications related to labeled nucleoside polyphosphate compounds. Under the terms of the license, we have the non-exclusive right to make, have made, import, use, distribute, offer to sell and sell products that practice the inventions claimed in the patents. In exchange, we are obligated to make certain royalty and other payments to GE Healthcare. GE Healthcare may terminate its agreement with us if, among other things, we are in breach of the agreement.

In June 2010, we entered into a collaboration agreement with Gen-Probe Incorporated, or Gen-Probe, regarding the research and development of instruments integrating our SMRT technologies and Gen-Probe’s sample preparation technologies for use in clinical diagnostics. Subject to customary termination rights, the initial term of the collaboration will end on the earlier of (i) December 15, 2012 and (ii) six months after we achieve certain development milestones. During the collaboration period, each party will be free to sell instrument systems that incorporate its own technology but, subject to limited exceptions, neither party may jointly develop integrated sequencing systems for clinical diagnostics with any third party nor license its technology to any third party for such use. In addition, the collaboration agreement provides each party with preferred access to certain products of the other party when commercially available, both during and after the collaboration period.

Where patent protection is difficult to obtain or difficult to enforce for a particular technological development or the technological development derives greater value from being maintained as confidential information, we seek to protect such information as a trade secret.

Competition

Given the market opportunity, there are a significant number of competing companies offering DNA sequencing equipment or consumables. These include Illumina Inc., Life Technologies Corporation and Roche Applied Science. Some of these companies have or will have greater financial, technical, research and other resources than us. They may also have larger and more established manufacturing capabilities and marketing, sales and support functions. We expect the competition to intensify within this market as there are also several companies in the process of developing new technologies, products and services. These emerging potential competitors include Complete Genomics, Inc., Oxford Nanopore Technologies Ltd. and Ion Torrent Systems Inc., which recently announced that it had entered into a definitive agreement to be acquired by Life Technologies Corporation.

In order for us to successfully compete against these companies, we will need to demonstrate that our products deliver superior performance and value as a result of our key differentiators, including single molecule, real-time resolution, long readlength, fast time to result and flexibility, as well as the breadth and depth of current and future applications.

Employees

As of June 30, 2010, we had 369 full-time employees. Of these employees, 208 were in research and development, 88 were in operations and program management, 43 were in sales and marketing and 30 were in general and administration. With the exception of our field-based sales and service teams, all of our employees are located at our headquarters in Menlo Park, California. None of our employees are represented by labor unions or are covered by a collective bargaining agreement with respect to their employment. We have not experienced any work stoppages, and we consider our relationship with our employees to be good.

Facilities

Our corporate headquarters and manufacturing facilities are located in Menlo Park, California where we lease approximately 147,000 square feet of office, lab and manufacturing space. The schedule below summarizes our facilities as of September 15, 2010. We consider our manufacturing facilities sufficient to meet our current and planned operational requirements. We intend to add new facilities as we add employees and expand our markets, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

Size (Square Feet)	Lease Expiration	Functions
30,240	May 2011	Office/Lab
31,560	May 2011	Office/Lab
33,792	July 2015	Office/Training
22,267	September 2013	Manufacturing
29,371	April 2015	Manufacturing

Legal Proceedings

We are presently involved in a patent interference with Life Technologies Corporation, or Life, related to U.S. Patent No. 7,329,492, that was acquired by Life from its acquisition of Visigen Biotechnologies, Inc., and U.S. Patent Application Serial No. 11/459,182, owned by us relating to a particular method for single molecule sequencing. An interference is a phased process whereby the U.S. Patent and Trademark Office, or USPTO, determines which of two patents, or a patent and a patent application, that claim the same or overlapping subject matter, is entitled to the earliest priority date of invention, and thus which patent or patent application is entitled to be issued covering that same or overlapping subject matter. In this interference, it was determined that we are the senior party in the interference based upon an initially accorded priority date prior to that of the Life patent. The first phase concluded on December 1, 2009, when the parties presented oral arguments to the USPTO’s Board of Patent Appeals and Interferences, or BPAI. As of July 31, 2010, no decision has yet been rendered by the BPAI on the parties’ respective arguments.

On August 27, 2010, we were named as a defendant in a complaint filed by Helicos Biosciences Corporation (“Helicos”) in the United States District Court for the District of Delaware (Case No. 1:10-CV-00735 SLR). In the complaint, Helicos alleges that we are infringing, inducing others to infringe, and contributing to the infringement by others of two patents in-licensed by Helicos and two patents owned by Helicos, by making, using, and selling our SMRT technology for single molecule sequencing of DNA and teaching customers how to use the SMRT technology and PacBio RS sequencing platform. The four patents asserted by Helicos are U.S. Patent Nos. 7,645,596 and 7,037,687 (each titled “Method of Determining the Nucleotide Sequence of Oligonucleotides and DNA Molecules”), 7,169,560 (titled “Short Cycle Methods for Sequencing Polynucleotides”), and 7,767,400 (titled “Paired-end Reads in Sequencing by Synthesis”). Helicos seeks a permanent injunction enjoining us from further infringement of the asserted patents, and unspecified monetary damages, including enhanced damages under 35 U.S.C. §284, costs, attorneys’ fees and other relief as the court deems just and proper. While we cannot guarantee any outcome of this lawsuit, we intend to defend against these claims and argue that we do not infringe the claims of the asserted patents and that the claims of the asserted patents are invalid and unenforceable.

We are not currently a party to any other material legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages and positions of our executive officers and directors as of June 30, 2010.

Name	Age	Position
Hugh C. Martin	56	Chairman, Chief Executive Officer and President
Susan K. Barnes	56	Senior Vice President and Chief Financial Officer
Stephen Turner, PhD	42	Chief Technology Officer
Michael Phillips	60	Senior Vice President Research and Development
William Ericson(2)	51	Lead Independent Director
David Baltimore	72	Director
Brook Byers(1)(3)	64	Director
Michael Hunkapiller, PhD(2)	61	Director
Randy Livingston(1)	56	Director
Susan Siegel(2)(3)	50	Director
David Singer(1)(3)	47	Director

(1)	Member of our audit committee

(2)	Member of our compensation committee

(3)	Member of our corporate governance and nominating committee

Executive Officers

Hugh C. Martin has served as our Chairman, Chief Executive Officer, President and a member of our board of directors since joining us in 2004. From 2003 to 2004, Mr. Martin was a chief executive officer coach at Kleiner Perkins Caufield & Byers. From 1998 to 2002, Mr. Martin was chairman, president and chief executive officer of ONI Systems, a high-speed optical telecommunications company he founded. Mr. Martin served on the board of directors of Infinera Corporation from July 2003 to June 2009. We believe that Mr. Martin possesses specific attributes that qualify him to serve as a member of our board of directors, including the perspective and experience he brings as our Chief Executive Officer and his experience as a seasoned executive with a 25-year track record managing companies bringing leading edge technologies to market and managing high growth businesses. Mr. Martin holds a B.S. degree in Electrical Engineering from Rutgers University.

Susan K. Barnes has served as our Senior Vice President and Chief Financial Officer since she joined us in February 2010. From 1997 to 2005, she was senior vice president, finance and chief financial officer of Intuitive Surgical, Inc. Ms. Barnes served on several boards of directors of public and private companies, including Northstar Neuroscience, Inc. from February 2006 to December 2009, where she also served as audit committee chair, and RAE Systems from September 2004 to May 2006, where she served as chair of the audit committee. Ms. Barnes holds an A.B. from Bryn Mawr College and an M.B.A. from the Wharton School, University of Pennsylvania.

Stephen Turner, PhD co-founded Pacific Biosciences in July 2000. Dr. Turner served as our President and Chief Executive Officer from the company’s inception until March 2004, when he assumed his current role as our Chief Technology Officer. He served as a member of our board of directors from inception until July 2010. Prior to founding the company Dr. Turner contributed to the establishment of the Nanobiotechnology Center at Cornell University in January 2000. Dr. Turner holds a PhD in Physics from Cornell University. He received B.S. degrees in Applied Mathematics, Electrical Engineering and Physics from the University of Wisconsin, Madison.

Michael Phillips joined Pacific Biosciences in April 2005 as our Vice President of Product Development and since February 2010 has served as our Senior Vice President of Research and Development. Prior to joining us, Mr. Phillips held various management roles at Applied Biosystems spanning research and development, test, manufacturing operations and service support from 1986 to April 2005. His most recent position at Applied Biosystems was Director of Research and Development. Mr. Phillips earned a B.S. degree in Bacteriology from the University of California, Davis.

Directors

William Ericson has been a member of our board of directors since 2004 and has been appointed our Lead Independent Director. Mr. Ericson is a Managing Partner at Mohr Davidow Ventures, or MDV, a venture capital firm. He joined Mohr Davidow Ventures in 2000 after more than a decade of working closely with entrepreneurs to start and build innovative businesses in the role of lawyer, board member, entrepreneur and investor, and has led MDV’s focus on personalized medicine investing since 2003 . We believe that Mr. Ericson possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience with multiple companies in the life sciences industry and his focus on companies with molecular diagnostic platforms that will enable the vision of personalized medicine. Mr. Ericson holds a B.S.F.S. from Georgetown University of Foreign Service and J.D. from Northwestern University School of Law.

David Baltimore, PhD has been a member of our board since September 2010. Since 2006, he has been President Emeritus and the Robert Andrews Millikan Professor of Biology at the California Institute of Technology, or Caltech. From 1997 to 2006, Dr. Baltimore served as President of Caltech. Prior to joining Caltech, Dr. Baltimore was a professor at the Massachusetts Institute of Technology, or MIT, and at The Rockefeller University where he also served as the President. He received the Nobel Prize in Medicine as a co-recipient in 1975 and the National Medal of Science in 1999. Dr. Baltimore is a member of the U.S. National Academy of Sciences as well as a member of the Royal Society of London and the French Academy of Sciences. Dr. Baltimore has served as a director of Amgen Inc. since 1999 and BB Biotech, AG since 2004. Dr. Baltimore was also a director of MedImmune, Inc. from 2003 to 2007. We believe that Dr. Baltimore possesses specific attributes that qualify him to serve as a member of our board of directors, including his extensive scientific knowledge and leadership positions at highly regarded research institutions. Dr. Baltimore holds a B.A. in Chemistry from Swarthmore College, a PhD from Rockefeller University and was a post-doctoral fellow at MIT and Albert Einstein College of Medicine.

Brook Byers has been a member of our board of directors since 2004. Mr. Byers has been a venture capital investor since 1972 and is a Managing Partner of Kleiner Perkins Caufield & Byers. He has been closely involved with more than 50 new technology-based ventures, many of which have already become public companies. He formed the first life sciences practice group in the venture capital profession in 1984 and led Kleiner Perkins Caufield & Byers to become a premier venture capital firm in the medical, healthcare and biotechnology sectors. Currently, Mr. Byers serves on the board of directors of Genomic Health, Inc. and seven private companies. We believe that Mr. Byers possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience with growing multiple companies in the life sciences industry and his leadership in personalized medicine initiatives. Mr. Byers holds a B.S. degree in Electrical Engineering from the Georgia Institute of Technology and an M.B.A from Stanford University.

Michael Hunkapiller, PhD has been a member of our board of directors since 2005. Since November 2004, Dr. Hunkapiller has been a General Partner at Alloy Ventures, or Alloy, a venture capital firm. Prior to Alloy, Dr. Hunkapiller spent 21 years at Applied Biosystems. At Applied Biosystems, he held various positions, most recently serving as president and general manager. We believe that Dr. Hunkapiller possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience at Applied Biosystems, where he helped grow the company from a startup to a public company with almost $2 billion in annual revenue, leading groundbreaking innovations, including the development of the automated DNA sequencing systems used to sequence the human genome. He is member of the National Academy of Engineering. Dr. Hunkapiller holds a PhD in Chemical Biology from the California Institute of Technology and a B.S. in Chemistry from Oklahoma Baptist University.

Randy Livingston has been a member of our board of directors since 2009. He has served as Vice President for Business Affairs and Chief Financial Officer of Stanford University since March 2001. Before joining Stanford, Mr. Livingston served as the executive vice president, chief financial officer and a director of OpenTV Corp. from 1999 to 2001. Before joining OpenTV in 1999, Mr. Livingston served as a consultant and part-time chief financial officer for Silicon Valley technology companies with such diverse specialties as genomics, Internet commerce, medical devices, chemical synthesis and enterprise software. Previously, he was director of corporate development at Apple Computer and chief financial officer for Taligent, a 400-employee Apple-IBM-Hewlett-Packard joint venture system software company. Mr. Livingston currently serves as a director of Genomic Health, Inc. and eHealth, Inc. We believe that Mr. Livingston possesses specific attributes that qualify him to serve as a member of our board of directors, including his executive experience and his financial and accounting expertise with public companies. Mr. Livingston holds a B.S. in Mechanical Engineering and an M.B.A. from Stanford University.

Susan Siegel has been a member of our board of directors since 2006. Since March 2007 she has been a General Partner at Mohr Davidow Ventures, a venture capital firm, where she leads investments in life sciences, healthcare and personalized medicine. Prior to joining MDV, Ms. Siegel was at Affymetrix, Inc. from April 1998 to April 2006. Ms. Siegel served as Affymetrix’s Senior Vice President of Sales and Marketing until 1999 when she became President and in 2000 a member of the board of directors. We believe that Ms. Siegel possesses specific attributes that qualify her to serve as a member of our board of directors, including her experience of growing biotechnology companies for nearly 25 years by bringing key enabling technologies to the forefront of biomedical research and healthcare. Ms. Siegel holds a B.S. in Biology from the University of Puerto Rico and a M.S. in Biochemistry and Molecular Biology from Boston University Medical School.

David Singer has been a member of our board of directors since 2006. Since 2004 Mr. Singer has been a Limited Partner at Maverick Capital Ltd., a private investment firm, where he is responsible for the firm's private investments globally. Previously Mr. Singer was an entrepreneur, acting as the founding President and Chief Executive Officer of three healthcare companies, including Affymetrix, Inc. He currently serves on a number of private company boards and previously served on the board of directors of Affymetrix from 1993 to June 2008, Concept Therapeutics from 1998 to June 2008, and Oscient Pharmaceuticals from February 2004 to June 2006, and has served as the senior financial officer of two publicly traded companies. We believe that Mr. Singer possesses specific attributes that qualify him to serve as a member of our board of directors, including his executive experience and his financial and accounting experience with both public and private companies. Mr. Singer holds a B.A. from Yale University and an M.B.A. from Stanford University.

Board Composition

Our board of directors is currently composed of eight members. Six of our directors have been determined to be independent within the meaning of the independent director guidelines of The NASDAQ Stock Market. Immediately prior to this offering, our board of directors will be divided into three staggered classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2011 for the Class I directors, 2012 for the Class II directors and 2013 for the Class III directors.

•	Our Class I directors will be Hugh Martin, Brook Byers and Susan Siegel.

•	Our Class II directors will be Michael Hunkapiller, Randy Livingston and David Baltimore .

•	Our Class III directors will be William Ericson and David Singer.

Our amended and restated certificate of incorporation and bylaws provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors. Each officer serves at the discretion of the board of directors and holds office until his successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control. See “Description of Capital Stock — Anti-Takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and Bylaws” for a discussion of other anti-takeover provisions found in our amended and restated certificate of incorporation and bylaws.

Director Independence

Upon the closing of this offering, our common stock will be listed on The NASDAQ Global Market. Under the rules of The NASDAQ Stock Market, independent directors must comprise a majority of a listed company’s board of directors within a specified period of the closing of its initial offering. In addition, the rules of The NASDAQ Stock Market require that, subject to specified exceptions, each member of a listed company’s audit, compensation and corporate governance and nominating committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Under the rules of The NASDAQ Stock Market, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

In order to be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

In July 2010, our board of directors undertook a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that none of Messrs. Byers, Ericson, Livingston and Singer, Dr. Hunkapiller and Ms. Siegel, representing six of our seven directors at that time, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of The NASDAQ Stock Market. Our board of directors also determined that Messrs. Byers, Livingston and Singer, who comprise our audit committee, Mr. Ericson, Dr. Hunkapiller and Ms. Siegel, who comprise our compensation committee, and Messrs. Byers and Singer and Ms. Siegel, who comprise our nominating and corporate governance committee, satisfy the independence standards for those committees established by applicable SEC rules and the rules of The NASDAQ Stock Market. In making this determination, our board of directors considered the relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Committees

Our board of directors has an audit committee, a compensation committee and a corporate governance and nominating committee, each of which has the composition and the responsibilities described below. The audit committee, compensation committee and corporate governance and nominating committee all operate under charters approved by our board of directors, which charters will be available on our website upon the closing of this offering.

Audit Committee.    Our audit committee oversees our corporate accounting and financial reporting process and assists the board of directors in monitoring our financial systems and our legal and regulatory compliance. Our audit committee is responsible for, among other things:

•	selecting and hiring our independent auditors;

•	appointing, compensating and overseeing the work of our independent auditors;

•	approving engagements of the independent auditors to render any audit or permissible non-audit services;

•	reviewing the qualifications and independence of the independent auditors;

•	monitoring the rotation of partners of the independent auditors on our engagement team as required by law;

•	reviewing our financial statements and reviewing our critical accounting policies and estimates;

•	reviewing the adequacy and effectiveness of our internal controls over financial reporting; and

•	reviewing and discussing with management and the independent auditors the results of our annual audit, our quarterly financial statements and our publicly filed reports.

The members of our audit committee are Messrs. Byers, Livingston and Singer. Mr. Livingston is our audit committee chairman and was appointed to our audit committee on September 1, 2009. Our board of directors has determined that each member of the audit committee meets the financial literacy requirements under the rules of The NASDAQ Stock Market and the SEC and each of Messrs. Livingston and Singer qualifies as our audit committee financial experts as defined under SEC rules and regulations. Our board of directors has concluded that the composition of our audit committee meets the requirements for independence under the current requirements of The NASDAQ Stock Market and SEC rules and regulations. We believe that the functioning of our audit committee complies with the applicable requirements of The NASDAQ Stock Market and SEC rules and regulations.

Compensation Committee.    Our compensation committee oversees our corporate compensation policies, plans and programs. The compensation committee is responsible for, among other things:

•	reviewing and recommending policies, plans and programs relating to compensation and benefits of our directors, officers and employees;

•	reviewing and recommending compensation and the corporate goals and objectives relevant to compensation of our Chief Executive Officer;

•	reviewing and approving compensation and corporate goals and objectives relevant to compensation for executive officers other than our Chief Executive Officer;

•	evaluating the performance of our executive officers in light of established goals and objectives;

•	developing in consultation with our board of directors and periodically reviewing a succession plan for our Chief Executive Officer; and

•	administering our equity compensations plans for our employees and directors.

The members of our compensation committee are Mr. Ericson, Dr. Hunkapiller and Ms. Siegel. Mr. Ericson is the chairman of our compensation committee. Our board of directors has determined that each member of our compensation committee is independent within the meaning of the independent director guidelines of The NASDAQ Stock Market. We believe that the composition of our compensation committee meets the requirements for independence under, and the functioning of our compensation committee complies with, any applicable requirements of The NASDAQ Stock Market and SEC rules and regulations.

Our compensation committee and our board of directors have approved a succession plan for our Chief Executive Officer.

Corporate Governance and Nominating Committee.     Our corporate governance and nominating committee oversees and assists our board of directors in reviewing and recommending corporate governance policies and nominees for election to our board of directors. The corporate governance and nominating committee is responsible for, among other things:

•	evaluating and making recommendations regarding the organization and governance of the board of directors and its committees;

•	assessing the performance of members of the board of directors and making recommendations regarding committee and chair assignments;

•	recommending desired qualifications for board of directors membership and conducting searches for potential members of the board of directors; and

•	reviewing and making recommendations with regard to our corporate governance guidelines.

The members of our corporate governance and nominating committee are Messrs. Byers and Singer and Ms. Siegel. Mr. Singer is the chairman of our corporate governance and nominating committee. Our board of directors has determined that each member of our corporate governance and nominating committee is independent within the meaning of the independent director guidelines of The NASDAQ Stock Market.

Our board of directors may from time to time establish other committees.

Director Compensation

The following table sets forth information concerning compensation paid or accrued for services rendered to us by members of our board of directors for the fiscal year ended December 31, 2009. The table excludes Mr. Martin and Dr. Turner, who are named executive officers and did not receive director compensation in the fiscal year ended December 31, 2009.

Name	Fees earned or paid in cash ($)	Option awards ($)(1)(3)		Total ($)
Brook Byers	—	—		—
William Ericson	—	—		—
Michael Hunkapiller, PhD	—	—		—
Susan Siegel	—	—		—
David Singer	—	—		—
Randy Livingston	17,500	105,600	(2)	123,100

(1)

Amounts shown represent the aggregate grant date fair value of the option awards computed in accordance with FASB Topic ASC 718. These amounts do not correspond to the actual value that will be recognized by the directors. The assumptions used in the valuation of these awards are consistent with the valuation methodologies specified in the notes to our financial statements.

(2)

Mr. Livingston was granted an option on July 24, 2009 to purchase up to 80,000 shares of our common stock at a price per share of $2.82. The option vests beginning on July 24, 2009 and vests as to 1/4th of the shares subject to the option after one year of the option commencement date, and as to 1/48th of the shares subject to the option per month for the subsequent three years, subject to Mr. Livingston’s continued service through each vesting date.

(3)	The aggregate number of shares subject to stock awards and stock options outstanding at December 31, 2009 for each director is as follows:

Name	Aggregate Number (#) of Stock Awards Outstanding as of December 31, 2009
Brook Byers	—
William Ericson	—
Michael Hunkapiller, PhD	—
Susan Siegel	130,000
David Singer	—
Randy Livingston	80,000

Upon consummation of our initial public offering, non-employee directors will receive an annual retainer of $35,000. The chair of our audit committee will be paid an additional annual retainer of $20,000, and members of our audit committee other than the chair will be paid an additional annual retainer of $10,000. The chair of our compensation committee will be paid an additional annual retainer of $14,000, and members of our compensation committee other than the chair will be paid an additional annual retainer of $7,000. The chair of our corporate governance and nominating committee will be paid an additional annual retainer of $10,000, and members of our corporate governance and nominating committee other than the chair will be paid an additional annual retainer of $5,000. Our lead independent director will be paid an additional annual retainer of $15,000.

Our outside director equity compensation policy will become effective immediately upon the closing of this offering. The policy is intended to formalize the granting of equity compensation to our non-employee directors under the 2010 Outside Director Equity Incentive Plan. The policy provides for automatic and nondiscretionary grants of nonstatutory stock options subject to the terms and conditions of the policy and the 2010 Outside Director Equity Incentive Plan.

Under the policy, in connection with the pricing of this initial public offering, each non-employee director serving on our board of directors at the time of this offering will be automatically granted an option to purchase 50,000 shares of our common stock at the price per share at which such common stock is sold in this offering. Each non-employee director, who first becomes a non-employee director following the effective date of the first registration statement filed by us and declared effective with respect to any class of our securities, will be automatically granted a stock option to purchase 50,000 shares of our common stock on the date such person first becomes a non-employee director. A director who is an employee and who ceases to be an employee, but who remains a director will not receive such an initial award.

In addition, each non-employee director will be automatically granted an annual stock option to purchase 25,000 shares of our common stock on the date of each annual meeting beginning on the date of the first annual meeting that is held at least four months after such non-employee director received his or her initial award, provided such non-employee director continues to serve as a director through such date. Our audit committee chairperson will also be automatically granted an additional annual stock option to purchase 10,000 shares of our common stock on the date of each annual meeting beginning on the date of the first annual meeting that is held at least four months after such audit committee chairperson received his or her initial award.

The exercise price of all stock options granted pursuant to the policy will be equal to the fair market value of our common stock on the date of grant. The term of all stock options will be 10 years. Subject to the adjustment provisions of the 2010 Outside Director Equity Incentive Plan, initial awards, including such awards granted in connection with this offering, will vest over three years, with one third of the shares subject to the option vesting on the one year anniversary of the date of grant, and the remaining shares vesting monthly over the following two years, provided such non-employee director continues to serve as a director through each vesting date. Subject to the adjustment provisions of the 2010 Outside Director Equity Incentive Plan, the annual awards, including the additional annual awards to our audit committee chairperson, will vest monthly over one year, provided such non-employee director continues to serve as a director through each vesting date.

The administrator of the 2010 Outside Director Equity Incentive Plan in its discretion may change or otherwise revise the terms of awards granted under the outside director equity compensation policy.

In the event of a “change in control,” as defined in our 2010 Outside Director Equity Incentive Plan, with respect to awards granted under the 2010 Outside Director Equity Incentive Plan to non-employee directors, the participant non-employee director will fully vest in and have the right to exercise awards as to all shares underlying such awards and all restrictions on awards will lapse, and all performance goals or other vesting criteria will be deemed achieved at 100% of target level and all other terms and conditions met.

Code of Business Conduct and Ethics

We have adopted a code of business conduct that is applicable to all of our employees, officers and directors. In addition, we have adopted a code of ethics that is applicable to our chief executive and senior financial officers.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our named executive officers for 2009 and 2010 should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current considerations, expectations and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation programs that we adopt may differ materially from current or planned programs as summarized in this discussion.

Overview

Our compensation program is overseen and administered by the compensation committee of our board of directors, which currently is comprised of William Ericson, who serves as the Chairman, Sue Siegel and Michael Hunkapiller. Each of Mr. Ericson, Dr. Hunkapiller and Ms. Siegel qualify as (i) an “independent director” under the rules of The NASDAQ Stock Market and (ii) as an “outside director” under Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code.

The compensation committee’s goal is to ensure that the total compensation paid to our executive officers is fair, reasonable and competitive. Our compensation program is designed to attract talented individuals to lead, manage and operate all aspects of our business and reward and retain those individuals who continue to meet our high expectations over time. Our executive compensation program combines short- and long-term components, cash and equity in amounts and proportions that we believe are most appropriate to incentivize and reward our executive officers for achieving our objectives. Our executive compensation program is also intended to make us competitive in our industry, where there is considerable competition for talented executives.

Objectives and Principles of Our Executive Compensation

The guiding principle in the development of our compensation strategy is to create and nurture a pay-for-performance culture, where exceptional company and individual performance contribution has the potential to be matched with appropriate financial rewards for the whole compensation package. The objectives of our compensation program are:

•	to attract the best and brightest employees;

•	to motivate successful execution of our corporate objectives;

•	to ensure that broad-based compensation programs are aligned with company objectives that when achieved will lead to an increase in value for our stockholders; and

•	to ensure retention of key staff.

Our current compensation programs reflect our startup origins in that they consist primarily of salary and stock options for our executive officers. We anticipate increasing the flexibility and elements of our compensation structure going forward, while striving to maintain transparency, simplicity and a clear pay-for-performance orientation. As our needs evolve, we intend to continue to evaluate our philosophy and compensation programs as circumstances require, and we will review executive compensation annually. We anticipate making new equity awards and adjustments to the components of our executive compensation program in connection with our yearly compensation review, which will be based, in part, upon the market analysis performed by the compensation consultant retained by our compensation committee, Radford.

Role of Compensation Consultant

Our compensation committee has the authority to engage the services of outside consultants to assist it in making decisions regarding the establishment of our compensation programs and philosophy. Our compensation committee retained Radford as its compensation consultant in 2010 to advise the compensation committee in matters related to executive and equity compensation. Radford reviewed and compiled data from companies in our peer group, as discussed below, and presented them to our compensation committee to assist it in determining our executive compensation.

Role of Executive Officers in Compensation Decisions

For executive officers other than our Chief Executive Officer, our compensation committee has historically sought and considered input from our Chief Executive Officer regarding such executive officers’ responsibilities, performance and compensation. Specifically, our Chief Executive Officer recommends base salary increases and equity award levels that are used throughout our compensation plans, and advises our compensation committee regarding the compensation program’s ability to attract, retain and motivate executive talent. These recommendations reflect compensation levels that our Chief Executive Officer believes are qualitatively commensurate with an executive officer’s individual qualifications, experience, responsibility level, functional role, knowledge, skills and individual performance, as well as our company’s performance. Our compensation committee considers our Chief Executive Officer’s recommendations, and approves the specific compensation for all the executive officers. Our compensation committee also relies on the experience of our directors affiliated with venture capital firms, which have representatives on the board of directors of numerous private companies, in determining and approving the specific compensation amounts.

Our compensation committee meets in executive session, and our Chief Executive Officer does not attend compensation committee discussions where recommendations are made regarding his compensation. Our compensation committee applies a similar pay-for-performance philosophy when setting compensation for our Chief Executive Officer. Our compensation committee discusses with the Chief Executive Officer the core metrics to drive the business forward, and how various forms of variable and incentive compensation can be applied at the executive level to achieve our goals. When setting the structure of compensation for Mr. Martin, our compensation committee discusses the balance between near-term and long-term performance in structuring Mr. Martin’s compensation. Mr. Martin does not provide input into setting his level of pay, which is under the purview of the compensation committee and board of directors. He also abstains from voting in sessions of the board of directors where the board of directors acts on the compensation committee’s recommendations regarding his compensation.

Peer Group

In May 2010, based on the recommendation of our executive compensation consultant, our compensation committee adopted a peer group of companies. We have chosen our peer group from companies in both information technology and life sciences because our business requires skill sets from both industries. We used the following criteria in selecting a peer group:

•	companies with a similar industry focus;

•	companies with revenue between $100,000,000 and $500,000,000;

•	companies located near life sciences/technology hub markets which influence pay levels; and

•	companies with headcount generally between 200 to 1,000 staff members.

We also examined the practices of the peer group with a focus on the compensation arrangements, plans and practices of the companies that had gone public in the past three years to ensure our practices are in line with current industry standards.

Our peer group for 2010 is comprised of following companies:

•	3PAR, Inc.
•	Affymetrix, Inc.
•	Aruba Networks, Inc.
•	Bigband Networks, Inc.
•	Caliper Life Sciences Inc.
•	Cavium Networks, Inc.
•	Celera Corporation
•	Cepheid
•	Dionex Corporation
•	Entropic Communications, Inc.
•	Fortinet, Inc.
•	Genomic Health Inc.
•	Genoptix, Inc.
•	Gen-Probe Incorporated
•	Illumina Inc.
•	Infinera Corporation
•	Intuitive Surgical
•	Life Technologies Corporation
•	Opnext, Inc.
•	Riverbed Technology, Inc.
•	Sequenom, Inc.

Radford provided our compensation committee with competitive market data obtained from compensation surveys and proxy data to review our compensation programs and identify trends in executive and equity compensation. Radford considers the 25th to 75th percentiles of benchmark data to be a competitive range. Our compensation committee used the data provided by Radford to compare each element of total executive compensation within our peer group.

We believe that the practices of the companies in the surveys we reviewed provide us with appropriate compensation benchmarks because many of these companies have similar organizational structures and tend to compete with us for executives. We work within the general framework of this market-competitive philosophy to determine each component of an executive’s compensation package based on numerous factors, including:

•	the demand for the particular skill sets we need within the marketplace;

•	performance goals and other expectations for the position and the individual;

•	the individual’s background and relevant expertise, including training and prior relevant work experience;

•	the individual’s role with us and the compensation paid to similar persons at the companies that participate in the surveys that we review; and

•	comparison to other executives within our company having similar levels of expertise and experience.

Components of Our Executive Compensation Program

The components of our executive compensation program through 2009 have consisted primarily of base salaries, equity awards and broad-based benefits programs. We combine short-term compensation components, namely base salaries, and long-term compensation components, such as equity incentive awards, to provide an overall compensation structure that is designed to both attract and retain key executives as well as provide incentive for the achievement of short- and long-term corporate objectives. In addition, we introduced annual bonus plans for certain of our executives beginning in 2009, which provided for incentive cash bonuses based on the achievement of certain goals.

The components of our executive compensation programs reflect our stage of development and have, historically, placed a higher reliance on longer-term equity compensation than on total cash compensation, comprised of base salary and bonus compensation. Relative to the benchmark data, our total cash compensation generally compares near or below the competitive range, both in aggregate compensation and relative to the individual compensation elements. During future periods, as we focus on commercial operations, we expect to place a greater emphasis on benchmark data when setting our aggregate executive compensation and underlying elements.

Base Salary.  Our compensation strategy has been to secure the talent we need in a way that carefully manages our cash resources. The base salaries of our executive officers may in some instances be lower than market, but we offer competitive equity incentives which are discussed below. Factors considered in determining base salaries include internal comparisons, individual skills and experience, performance contributions and competitiveness of the marketplace. Salaries are reviewed on an annual basis, taking into account the factors described above. Our compensation committee sought to achieve internal equity by setting salary levels at or near those of other executives with similar levels of responsibilities in our company. This practice has generally resulted in setting salary levels within the competitive range of executives in similar positions in the benchmark data reviewed.

Bonus.    Due to our need to attract and retain our executive management team as a private research and development company, we limited the use of cash bonuses and did not establish or follow a cash bonus program. As a result, bonus compensation afforded to certain executive officers was based on individually determined amounts and payment structures necessary, in the opinion of the board, to attract and retain the individual.

As we are now moving towards the commercialization of our first product, we have initiated a cash incentive bonus program for our senior management, including our executive officers. For the second half of 2010, bonuses paid under our incentive bonus program will be tied to achievement of a critical goal necessary for our company to be successful in launching commercial sales of our PacBio RS. To foster teamwork, all of our executive officers, other than our Chief Executive Officer, have the same goal. The second half 2010 bonuses are structured as a percentage of base salary. The bonus target has been developed to allow our executives to earn total cash compensation within a competitive range based on benchmark data, if our company meets its objectives.

Equity Incentives.    Our equity award program is the primary vehicle for offering long-term incentives to our key employees, including executive officers. Our equity-based incentives have historically been granted in the form of options to purchase shares of our common stock, including the grant of options after the commencement of employment. We have also awarded periodic equity grants, which are designed to ensure retention of key employees at all levels of our company. We believe that equity grants align the interests of our key employees with our stockholders, provide our key employees with incentives linked to long-term performance and create an ownership culture. In addition, the vesting feature of our equity grants contributes to employee retention because this feature provides an incentive to our key employees to remain in our employ during the vesting period.

In 2009 and 2010, we awarded focal equity grants to our named executive officers as discussed below. Focal grants are post-hire equity grants that are awarded to all employees based on performance and the need to encourage retention.

Benefits.    We provide the following benefits to our named executive officers on the same basis provided to all of our employees:

•	health, dental and vision insurance;

•	life insurance and accidental death and dismemberment insurance;

•	a 401(k) plan;

•	long-term disability;

•	medical and dependent care flexible spending account; and

•	an employee assistance program.

Executive Officer Compensation

Base Salary

Chief Executive Officer.    Mr. Martin’s base salary for fiscal 2009 was $300,000. In order to help our company conserve cash, Mr. Martin’s base salary will remain at $300,000 for 2010.

Other Executive Officers.    Dr. Turner’s base salary for fiscal 2009 was $275,000 and will remain the same in 2010. Mr. Phillips’ base salary for fiscal 2009 was $220,000. His base salary was increased to $270,000 effective February 1, 2010 in conjunction with his promotion to Senior Vice President. Our compensation committee took into account the salary levels of executives in similar positions in the market surveys it reviewed in determining Mr. Phillips’ salary increase.

Ms. Barnes was appointed our Chief Financial Officer in February 2010 and our compensation committee set her base salary at $300,000.

Bonus

Chief Executive Officer.    When Mr. Martin was hired in 2004, our board of directors agreed to pay Mr. Martin a $100,000 bonus subject to achievement of certain objectives. His bonus was initially payable semi- monthly. After the first year of Mr. Martin’s employment, our board of directors continued the practice of setting Mr. Martin’s bonus target at $100,000 and in 2009, our compensation committee recommended and our board of directors approved paying Mr. Martin’s bonus on a quarterly basis. The bonus payment for 2009 was determined 50% based on actual achievement of certain quarterly deliverables by Mr. Martin relating to products, finance, organization and personnel, and 50% based on our board of directors’ assessment of Mr. Martin’s progress towards certain major goals set by our board of directors relating to conserving cash, the product development timeline and developing and executing market strategies. In March 2010, our compensation committee determined that all the quarterly deliverables and two-thirds of the major goals were achieved. Thus, Mr. Martin was eligible for 83% of his bonus for fiscal 2009. Our compensation committee and board of directors have determined that a substantial portion of Mr. Martin’s compensation should be structured as a longer-term incentive, so he will not be eligible for a cash bonus in 2010.

Other Executive Officers.    In 2009, Dr. Turner was not eligible to receive any cash bonus payments. Prior to 2009, we had a bonus commitment of a fixed amount of $40,000 per year to Mr. Phillips, which was subsequently extended by the board through the end of 2009. Despite the lack of a formal guarantee, we continued to pay the bonus during the first two quarters of 2010.

For the second half of 2010, Dr. Turner is eligible to receive a cash bonus equal to 30% of his base salary, pro-rated for the portion of the year covered by our incentive bonus program and Mr. Phillips is eligible to receive $20,000 plus up to 40% of his base salary, pro-rated for the portion of the year covered by our incentive bonus program.

For 2010, Ms. Barnes is eligible to receive a bonus of $18,270 plus up to 40% of her base salary, pro-rated for the portion of the year covered by our incentive bonus program.

Equity Incentives

In 2009, we considered a number of factors in determining the amount of focal grants, if any, granted to our key employees, including:

•	the number of shares subject to outstanding options, both vested and unvested, held by our key employees;

•	the vesting schedule of the unvested stock options held by our key employees; and

•	the periodic equity incentive award practices observed in the surveys we reviewed.

Chief Executive Officer.    In March 2009, Mr. Martin was granted an option to purchase up to 1,100,000 shares of our common stock at an exercise price of $1.93 per share. This option grant was Mr. Martin’s focal grant for 2008. The size of the grant was based on the compensation committee’s review of data from surveys we considered, grants made to individuals at similar levels within our company, and correlated with the level of authority and responsibility of the named executive officer. Consistent with the retention purposes of focal awards, the option granted to Mr. Martin is scheduled to vest as to twenty percent of the shares subject to the option after one year, and the remaining shares will vest monthly over the following four years. In February 2010, Mr. Martin was granted an option to purchase up to 300,000 shares of our common stock at an exercise price of $4.25 per share. This option grant was Mr. Martin’s focal grant for 2009. This option is scheduled to vest as to twenty percent of the shares subject to the option after one year, and the remaining shares will vest monthly over the following four years.

In August 2010, after a thorough review of market compensation standards, our compensation committee determined that in order to incent and align our chief executive officer’s interest with those of our stockholders and in order to continue to preserve cash, we should focus a substantial portion of Mr. Martin’s compensation on equity incentives that are aligned with our company’s performance. We determined we should increase his equity ownership to a level that is commensurate with his peers through an additional stock option grant of 500,000 shares that will vest over five years. In addition, we adopted a longer-term incentive plan for Mr. Martin. Under this plan, effective on the date of this offering, Mr. Martin will be granted performance options to purchase up to 300,000 shares with an exercise price equal to the initial public offering price that he will earn based on our achievement of certain performance targets in 2011 and 2012. For Mr. Martin to earn the full number of performance option shares, we must achieve certain revenue, gross margin and operating income targets that our compensation committee established and our board of directors approved. Mr. Martin will not earn any of the performance option shares until after the financial results of our 2011 fiscal year are complete. He is eligible to earn up to 50% of the performance options based on our financial performance in 2011 and up to 50% of the performance options based on our financial performance in 2012. The performance targets are based on our current operating plan for fiscal years 2011 and 2012, which is an internal, non-public financial plan approved by our board of directors. The performance targets include certain non-GAAP financial metrics that we believe are important in managing our business. The performance targets we have established are aggressive, but not unattainable, and are based on management’s evaluation of expected demand for our product and the profitability goals we believe are necessary to ensure that we have a long-term, sustainable business model. The performance targets require a minimum threshold of achievement for Mr. Martin to vest in any of the performance options. We are not disclosing the performance targets because their disclosure will result in competitive harm.

Other Executive Officers.    In connection with the hiring of Ms. Barnes in 2010, our board of directors granted her an option in February 2010 to purchase up to 750,000 shares of our common stock at an exercise price of $4.25 per share. Consistent with our new hire grants, this option is scheduled to vest as to twenty five percent of the shares subject to the option after one year, and the remaining shares will vest monthly over the following three years.

In reviewing Dr. Turner’s contribution to our company for 2009, our compensation committee recommended and the board of directors approved an equity award as a long-term incentive for Dr. Turner. As a result, in February 2010, Dr. Turner was granted an option to purchase up to 100,000 shares of our common stock at an exercise price of $4.25 per share. This option grant was Dr. Turner’s focal grant for 2009. The option granted to Dr. Turner is scheduled to vest as to twenty percent of the shares subject to the option after one year, and the remaining shares will vest monthly over the following four years.

In February 2010, Mr. Phillips was granted an option to purchase up to 175,000 shares of our common stock at an exercise price of $4.25 per share. This option grant was Mr. Phillips’ focal grant for 2009. The option granted to Mr. Phillips is scheduled to vest as to twenty percent of the shares subject to the option after one year, and the remaining shares will vest monthly over the following four years. The grant was based on Mr. Phillips’ 2009 contribution to our company’s performance and to provide a long-term retention incentive.

Tax Considerations

We have not provided any executive officer or director with a gross-up or other reimbursement for tax amounts the executive might pay pursuant to Section 280G or Section 409A of the Internal Revenue Code of 1986, as amended, or the Code. Section 280G and related Code sections provide that executive officers, directors who hold significant stockholder interests and certain other service providers could be subject to significant additional taxes if they receive payments or benefits in connection with a change in control that exceeds certain limits, and that we or our successor could lose a deduction on the amounts subject to the additional tax. Section 409A also imposes additional significant taxes on the individual in the event that an executive officer, director or service provider receives “deferred compensation” that does not meet the requirements of 409A.

Because of the limitations of Code Section 162(m), we generally receive a federal income tax deduction for compensation paid to our chief executive officer and to certain other highly compensated officers only if the compensation is less than $1,000,000 per person during any fiscal year or is “performance-based” under Code Section 162(m). In addition to salary and bonus compensation, upon the exercise of stock options that are not treated as incentive stock options, the excess of the current market price over the option price, or option spread, is treated as compensation and accordingly, in any year, such exercise may cause an officer’s total compensation to exceed $1,000,000. Option spread compensation from options that meet certain requirements will not be subject to the $1,000,000 cap on deductibility, and in the past we have granted options that we believe met those requirements. Additionally, under a special Code Section 162(m) exception, any compensation paid pursuant to a compensation plan in existence before the effective date of this public offering will not be subject to the $1,000,000 limitation until the earliest of: (i) the expiration of the compensation plan, (ii) a material modification of the compensation plan (as determined under Code Section 162(m)), (iii) the issuance of all the employer stock and other compensation allocated under the compensation plan or (iv) the first meeting of stockholders at which directors are elected after the close of the third calendar year following the year in which the public offering occurs. While our compensation committee cannot predict how the deductibility limit may impact our compensation program in future years, our compensation committee intends to maintain an approach to executive compensation that strongly links pay to performance. In addition, while our compensation committee has not adopted a formal policy regarding tax deductibility of compensation paid to our named executive officers, our compensation committee intends to consider tax deducibility under Code Section 162(m) as a factor in compensation decisions.

Employment Agreements and Change of Control Arrangements

We have an obligation to make payments to Mr. Martin upon his termination by us without cause, his termination due to death or disability or Mr. Martin’s resignation for good reason, which includes a substantial reduction in his rate of compensation, a reduction of his responsibilities such that he is not our Chief Executive Officer or the Chief Executive Officer of our successor or a more than 50 mile relocation of his principal place of employment.

In August 2010, our compensation committee recommended and our board of directors approved certain change of control provisions for our executive officers, including Mr. Martin. For Mr. Martin, upon the occurrence of involuntary termination within 12 months following a change of control, (i) 100% of any unvested equity will vest and (ii) he will receive salary continuation and benefits for 12 months. For the other executive officers, upon the occurrence of involuntary termination within 12 months following a change of control, (i) 100% of any unvested equity will vest and (ii) the executive will receive salary continuation and benefits for 6 months.

The following table describes the potential payments and benefits to each of our named executive officers following a termination of employment without cause, due to death or a disability or for good reason on December 31, 2009, based on the severance and change of control provisions described above and based on equity grants outstanding as of December 31, 2009. Actual amounts payable to each executive listed below upon termination can only be determined definitively at the time of each executive’s actual departure. In addition to the amounts shown in the table below, each executive would receive payments for amounts of base salary and vacation time accrued through the date of termination and payment for any reimbursable business expenses incurred.

Termination of Employment

Compensation and benefits	Termination without cause, due to death or disability or for good reason not in connection with a change of control	Involuntary termination after change of control
Hugh C. Martin
Salary	$150,000	$300,000
Equity Acceleration	1,057,290	3,813,527	(1)
Health Care Benefits	11,332	22,664

Total	$1,218,622	$4,136,191

Stephen Turner, PhD
Salary	$—	$137,500
Equity Acceleration	—	448,942
Health Care Benefits	—	11,332

Total	$—	$597,774

Michael Phillips
Salary	$—	$110,000
Equity Acceleration	—	190,000
Health Care Benefits	—	11,332

Total	$—	$311,332

(1)

Since December 31, 2009, Mr. Martin has received a grant of an additional 800,000 options to purchase common stock and he will receive a performance equity grant of an additional 300,000 options to purchase common stock effective on the date of this offering, which are not included in this amount.

2009 Summary Compensation Table

The following table provides information regarding the compensation of our principal executive officer and each of our other executive officers, together referred to as our named executive officers, during our fiscal year ended December 31, 2009.

Summary Compensation Table

Name and principal position	Year	Salary ($)	Bonus ($)	Option awards ($)(1)	Total ($)
Hugh C. Martin	2009	300,000	25,000	979,000	1,304,000
President, Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)

Stephen Turner, PhD	2009	275,000	—	—	275,000
Director and Chief Technology Officer

Michael Phillips	2009	220,000	40,000	—	260,000
Senior Vice President Research and Development

(1)

Amounts shown represent the aggregate grant date fair value of the option awards computed in accordance with FASB Topic ASC 718. These amounts do not correspond to the actual value that will be recognized by Mr. Martin. The assumptions used in the valuation of these awards are consistent with the valuation methodologies specified in the notes to our financial statements.

Susan K. Barnes joined us as Senior Vice President and Chief Financial Officer in February 2010. Her compensation for 2010 is: (i) base salary of $300,000 and (ii) an option grant of 750,000 shares of our common stock vesting over four years. Ms. Barnes is eligible to receive a bonus of $18,270 plus up to 40% of her base salary, pro-rated for the portion of the year covered by our incentive plan.

Grants of Plan-Based Awards

The following table presents information concerning grants of plan-based awards to each of the named executive officers during the fiscal year ended December 31, 2009.

Grants of Plan-Based Awards

Name	Grant date	All Other option awards: number of securities underlying options (#)	Exercise or base price of option awards ($)	Grant date fair value of option awards ($)(1)

Hugh C. Martin	3/19/2009	1,100,000	1.93	979,000
Stephen Turner, PhD	—	—	—	—
Michael Phillips	—	—	—	—

(1)

Amounts shown represent the aggregate grant date fair value of the option awards computed in accordance with FASB Topic ASC 718. These amounts do not correspond to the actual value that will be recognized by Mr. Martin. The assumptions used in the valuation of these awards are consistent with the valuation methodologies specified in the notes to our financial statements.

Outstanding Equity Awards at Fiscal Year-End

The following table presents certain information concerning equity awards held by the named executive officers at the end of the fiscal year ended December 31, 2009.

Outstanding Equity Awards at Fiscal Year-End

Name	Option Awards

	Number of securities underlying unexercised options (#) exercisable		Option exercise price ($)	Option expiration date
Hugh C. Martin	300,000 664,250 1,100,000	(1) (1) (1)	0.35 0.98 1.93	09/08/2015 06/21/2017 03/19/2019
Stephen Turner, PhD	210,000 150,000 150,000	(1) (1) (1)	0.35 0.98 3.48	09/08/2015 06/21/2017 09/17/2018
Michael Phillips	63,325 75,000 125,000	(2) (1) (1)	0.35 0.98 3.48	09/08/2015 06/21/2017 09/17/2018

(1)	Stock option vests at the rate of 1/5th of the total number of shares subject to the option after one year and 1/60th per month for the next four years.

(2)	Stock option vests at the rate of 1/4th of the total number of shares subject to the option after one year and 1/48th per month for the next three years.

Option Exercises and Stock Vested at Fiscal Year-End

None of the named executive officers exercised stock options during 2009 and none of the named executive officers held stock awards in 2009.

Pension Benefits and Nonqualified Deferred Compensation

We do not provide a pension plan for our employees and none of our named executive officers participated in a nonqualified deferred compensation plan during the fiscal year ended December 31, 2009.

Employee Benefit Plans

2004 Equity Incentive Plan.    Our board of directors adopted and our stockholders approved the 2004 Equity Incentive Plan, referred to as the 2004 Plan, in March 2004.

Authorized shares.    Our 2004 Plan was terminated in August 2005 and accordingly, no shares are available for issuance under this plan. As of June 30, 2010, options to purchase up to 227,918 shares of our common stock at a weighted-average exercise price per share of $0.11 remained outstanding under this plan. In the event options are returned to this plan upon an optionee’s termination, the options are canceled and will not be available for future issuance.

Plan administration.    The 2004 Plan is administered by our board of directors which, at its discretion or as legally required, may delegate such administration to our compensation committee and/or one or more additional committees. Subject to the provisions of our 2004 Plan, the administrator has the power to determine the terms of awards, including the recipients, the number of shares subject to each award and other terms, which need not be identical. The administrator may construe and interpret the 2004 Plan and awards granted under it, establish, amend and revoke rules and for administration of the 2004 Plan, and to amend awards granted under the 2004 Plan. The administrator may exercise such powers and may perform such acts as necessary or expedient to promote the best interests of our company and that are not in conflict with provisions of the 2004 Plan.

Stock Options.    The 2004 Plan permitted the grant of incentive and/or nonstatutory stock options, provided that incentive stock options were only permitted to be granted to employees. The exercise price with respect to incentive stock options must equal at least the fair market value of our common stock on the date of grant and with respect to nonstatutory stock options, at least 85% of the fair market value of our common stock on the date of grant. The term of an option may not exceed 10 years. Provided, however, that with respect to a participant who owns more than 10% of the total combined voting power of all classes of our stock, or of certain of our parent or subsidiary corporations, special rules applied with respect to the exercise price and term of the award, including that incentive stock options may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of our common stock on the date of grant. The purchase price of an option may be paid in cash or, at the discretion of our board of directors, in shares or other property acceptable to our board of directors. After the termination of service of an employee, director or consultant, the participant may exercise his or her option, to the extent vested as of such date of termination, within three months of termination or such longer or shorter period of time as stated in his or her option agreement, but not less than 30 days, unless such termination is for cause. Generally, if termination is due to death, or if death occurs within a specified period following termination, or disability, the option will remain exercisable for 18 or 12 months, respectively, or such longer or shorter period of time as stated in his or her option agreement, but not less than six months. In no event may an option be exercised later than the expiration of its term.

Stock Bonus Awards.    The 2004 Plan permitted the grant of stock bonus awards in consideration for past services actually rendered. Our board of directors determined the vesting schedule, if any, of such awards. Upon termination of service of an employee, director or consultant, we may reacquire any or all of the shares subject to the award that have not vested as of the date of termination of service, subject to the terms of the 2004 Plan and applicable award agreement.

Restricted Stock.    The 2004 Plan also permitted the grant of restricted stock. Restricted stock awards are grants of shares that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest and the restrictions on such shares will lapse, in accordance with terms and conditions established by our board of directors. Such terms include, among other things, the purchase price of the awards, which may not be less than 85% of the fair market value of a share of our common stock on the date of grant or time of purchase, and vesting schedule. Upon termination of service of an employee, director or consultant, we may repurchase or otherwise reacquire any or all of the shares subject to the award that have not vested as of the date of termination. The specific terms will be set forth in an award agreement.

Transferability of Awards.    Our 2004 Plan generally does not allow for the transfer of awards and only the recipient of an option or stock appreciation right may exercise such an award during his or her lifetime.

Certain Adjustments.    In the event of certain changes in our capitalization, our board of directors will make adjustments to class, number and price of shares covered by each outstanding award. In the event of our proposed liquidation or dissolution, all options will terminate immediately prior to the consummation of such proposed transaction and we may repurchase shares subject to other awards.

Merger or Change in Control.    Our 2004 Plan provides that in the event of corporate transaction, as defined under the 2004 Plan, each outstanding award will be assumed or substituted for an equivalent award. In the event that awards are not assumed or substituted for, then such awards held by participants whose service has not terminated will fully vest and all restrictions on such awards will lapse prior to the effective time of such transaction, as our board of directors determines. The award will then terminate upon such effective time of the transaction.

Amendment, Termination.    Our board of directors may amend the 2004 Plan at any time and from time to time, provided that such amendment does not impair the rights under outstanding awards without the award holder’s written consent. Our 2004 Plan was terminated in August 2005. No shares are available for grant under this plan, but awards outstanding under this plan continue to be governed by their existing terms.

2005 Stock Plan.    Our board of directors adopted and our stockholders approved the 2005 Stock Plan, referred to as the 2005 Plan, in August 2005.

Authorized Shares.    An aggregate of 23,306,169 shares of our common stock is reserved for issuance under this plan. The 2005 Plan provides for the grant of ISOs, NSOs and stock purchase rights. As of June 30, 2010, options to purchase 17,347,425 shares of our common stock at a weighted-average exercise price per share of $2.74 remained outstanding under this plan, and options to purchase 4,037,206 shares of our common stock remained available for future issuance pursuant to awards granted under this plan.

Plan Administration.    Our board of directors or a committee thereof appointed by our board of directors, currently the compensation committee, has the authority to administer the 2005 Plan and the awards granted under it. Subject to the provisions of our 2005 Plan, the administrator has the power to determine the terms of awards, including the recipients, the number of shares subject to each award, the exercise price, if any, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the terms of the award agreement for use under the 2005 Plan. The administrator also has the authority, subject to the terms of the 2005 Plan, to amend existing options to reduce their exercise price, to institute an exchange program by which outstanding options may be surrendered in exchange for options of the same type, which may have lower exercise prices and different terms, options of a different type and/or cash, to prescribe rules and to construe and interpret the 2005 Plan and awards granted thereunder.

Stock Options.    The administrator may grant incentive and/or nonstatutory stock options under our 2005 Plan provided that incentive stock options are only granted to employees. The exercise price with respect to incentive stock options must equal at least the fair market value of our common stock on the date of grant and with respect to nonstatutory stock options, at least 85% of the fair market value of our common stock on the date of grant. The term of an option may not exceed 10 years. Provided, however, that an incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of our stock, or of certain of our parent or subsidiary corporations, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of our common stock on the date of grant. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or certain other property acceptable to the administrator. After the termination of service of an employee, director or consultant, the participant may exercise his or her option, to the extent vested as of such date of termination, within 30 days of termination or such longer period of time as stated in his or her option agreement. If termination is due to death or disability, the option will remain exercisable, to the extent vested as of such date of termination, for six months or such longer period of time as stated in his or her option agreement. In no event may an option be exercised later than the expiration of its term.

Restricted Stock.    Restricted stock may be granted under our 2005 Plan. Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting. Unless the administrator determines otherwise, shares of restricted stock are subject to a repurchase option in our favor that is exercisable within 90 days of termination of service for any reason, subject to the terms of the 2005 Plan and the award agreement.

Transferability of Awards.    Unless the administrator provides otherwise, our 2005 Plan generally does not allow for the transfer of awards and only the recipient of an option or stock appreciation right may exercise such an award during his or her lifetime.

Certain Adjustments.    In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2005 Plan, the administrator will adjust the number and class of shares that may be delivered under the 2005 Plan and/or the number, class and price of shares covered by each outstanding award. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control.    Our 2005 Plan provides that in the event of a merger or change in control, as defined under the 2005 Plan, each outstanding award will be assumed or substituted for an equivalent award. In the event that awards are not assumed or substituted for, then such awards will fully vest and such awards will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time.

Amendment, Termination.    Our board of directors may amend the 2005 Plan at any time, provided that such amendment does not impair the rights under outstanding awards without the award holder’s written consent. Following the closing of this offering, the 2005 Plan will be terminated and no further awards will be granted under the 2005 Plan. All outstanding awards will continue to be governed by their existing terms.

2010 Equity Incentive Plan.    Our board of directors has adopted, and we expect our stockholders will approve, our 2010 Equity Incentive Plan, or the 2010 Plan, prior to the closing of this offering. Subject to stockholder approval, the 2010 Plan is effective upon its adoption by our board of directors, but is not expected to be used until after the closing of this offering. Our 2010 Plan provides for the grant of incentive stock options, within the meaning of Code Section 422, to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Authorized Shares.    The maximum aggregate number of shares that may be issued under the 2010 Plan is 5,000,000 shares of our common stock, plus (i) any shares that as of the closing of this offering, have been reserved but not issued pursuant to any awards granted under our 2005 Plan and are not subject to any awards granted thereunder and (ii) any shares subject to stock options or similar awards granted under the 2005 Plan that expire or otherwise terminate without having been exercised in full and unvested shares issued pursuant to awards granted under the 2005 Plan that are forfeited to or repurchased by us, with the maximum number of shares to be added to the 2010 Plan pursuant to clauses (i) and (ii) above equal to 21,384,631 shares as of June 30, 2010. In addition, the number of shares available for issuance under the 2010 Plan will be annually increased on the first day of each of our fiscal years beginning with the 2012 fiscal year, by an amount equal to the least of:

•	10,000,000 shares;

•	5% of the outstanding shares of our common stock as of the last day of our immediately preceding fiscal year; or

•	such other amount as our board of directors may determine.

Shares issued pursuant to awards under the 2010 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the 2010 Plan. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the 2010 Plan.

Plan Administration.    The 2010 Plan will be administered by our board of directors which, at its discretion or as legally required, may delegate such administration to our compensation committee and/or one or more additional committees. In the case of awards intended to qualify as “performance-based compensation” within the meaning of Code Section 162(m), the committee will consist of two or more “outside directors” within the meaning of Code Section 162(m).

Subject to the provisions of our 2010 Plan, the administrator has the power to determine the terms of awards, including the recipients, the exercise price, if any, the number of shares subject to each award, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, the form of consideration, if any, payable upon exercise of the award and the terms of the award agreement for use under the 2010 Plan. The administrator also has the authority, subject to the terms of the 2010 Plan, to amend existing awards to reduce or increase their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, to institute an exchange program by which outstanding awards may be surrendered in exchange for cash and/or awards of the same or different type that may have different exercise prices and terms, to prescribe rules and to construe and interpret the 2010 Plan and awards granted thereunder.

Stock Options.    The administrator may grant incentive and/or nonstatutory stock options under our 2010 Plan provided that incentive stock options are only granted to employees. The exercise price of such options must equal at least the fair market value of our common stock on the date of grant. The term of an option may not exceed 10 years. Provided, however, that an incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of our stock, or of certain of our parent or subsidiary corporations, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of our common stock on the date of grant. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the plan administrator. After the termination of service of an employee, director or consultant, the participant may exercise his or her option, to the extent vested as of such date of termination, for the period of time stated in his or her option agreement. In no event may an option be exercised later than the expiration of its term.

Stock Appreciation Rights.    Stock appreciation rights may be granted under our 2010 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Subject to the provisions of our 2010 Plan, the administrator determines the terms of stock appreciation rights, including when such rights vest and become exercisable and whether to settle such awards in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant. The term of a stock appreciation right may not exceed 10 years. Other specific terms will be set forth in an award agreement.

Restricted Stock.    Restricted stock may be granted under our 2010 Plan. Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest for any reason will be forfeited by the recipient and will revert to us. The specific terms will be set forth in an award agreement.

Restricted Stock Units.    Restricted stock units may be granted under our 2010 Plan. Each restricted stock unit granted is a bookkeeping entry representing an amount equal to the fair market value of one share of our common stock. The administrator determines the terms and conditions of restricted stock units including the vesting criteria, which may include achievement of specified performance criteria or continued service to us, and the form and timing of payment. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. The administrator determines in its sole discretion whether an award will be settled in stock, cash or a combination of both. The specific terms will be set forth in an award agreement.

Performance Units and Performance Shares.    Performance units and performance shares may be granted under our 2010 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish performance goals in its discretion, which depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. Performance units will have an initial dollar value established by the administrator prior to the date of grant. Performance shares will have an initial value equal to the fair market value of our common stock on the date of grant. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof. The specific terms will be set forth in an award agreement.

Transferability of Awards.    Unless the administrator provides otherwise, our 2010 Plan generally does not allow for the transfer of awards and only the recipient of an option or stock appreciation right may exercise such an award during his or her lifetime.

Certain Adjustments.    In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2010 Plan, the administrator will adjust the number and class of shares that may be delivered under the Plan and/or the number, class and price of shares covered by each outstanding award, and the numerical share limits set forth in the 2010 Plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control.    Our 2010 Plan provides that in the event of a merger or change in control, as defined under the 2010 Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time. If the service of an outside director is terminated on or following a change of control, other than pursuant to a voluntary resignation, his or her awards will become fully vested and exercisable, and all performance goals or other vesting requirements will be deemed achieved at 100% of target levels.

Amendment, Termination.    Our board of directors has the authority to amend, suspend or terminate the 2010 Plan provided such action does not impair the existing rights of any participant. Our 2010 Plan will automatically terminate in 2020, unless we terminate it sooner.

2010 Outside Director Equity Incentive Plan.    Our board of directors has adopted, and we expect our stockholders will approve our 2010 Outside Director Equity Plan, or the Director Plan, prior to the closing of this offering. Subject to stockholder approval, the Director Plan is effective upon its adoption by our board of directors, but is not expected to be used until after the closing of this offering. Our Director Plan provides for the grant of nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares.

Authorized Shares.    The maximum aggregate number of shares that may be issued under the Director Plan is 1,000,000 shares of our common stock. In addition, the number of shares available for issuance under the Director Plan will be annually increased on the first day of each of our fiscal years beginning with the 2012 fiscal year, by an amount equal to the lesser of:

•	1% of the outstanding shares of our common stock as of the last day of our immediately preceding fiscal year; or

•	such other amount as our board of directors may determine.

Shares issued pursuant to awards under the Director Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the Director Plan. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the Director Plan.

Plan Administration.    The Director Plan will be administered by our board of directors which, at its discretion or as legally required, may delegate such administration to our compensation committee and/or one or more additional committees.

Subject to the provisions of our Director Plan, the administrator has the power to determine the terms of awards, including the outside directors to whom awards may be granted, the exercise price, if any, the number of shares subject to each award, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, the form of consideration, if any, payable upon exercise of the award and the terms of the award agreement for use under the Director Plan. The administrator also has the authority, subject to the terms of the Director Plan, to amend existing awards to reduce or increase their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, to institute an exchange program by which outstanding awards may be surrendered in exchange for cash and/or awards of the same or different type that may have different exercise prices and terms, to prescribe rules and to construe and interpret the Director Plan and awards granted thereunder.

Stock Options.    The administrator may grant nonstatutory stock options under our 2010 Plan. The exercise price of such options must equal at least the fair market value of our common stock on the date of grant. The term of an option may not exceed 10 years. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the plan administrator. After the termination of service of an employee, director or consultant, the participant may exercise his or her option, to the extent vested as of such date of termination, for the period of time stated in his or her option agreement. In no event may an option be exercised later than the expiration of its term.

Stock Appreciation Rights.    Stock appreciation rights may be granted under our 2010 Plan. Subject to the provisions of our 2010 Plan, the administrator determines the terms of stock appreciation rights, including when such rights vest and become exercisable and whether to settle such awards in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant. The term of a stock appreciation right may not exceed 10 years. Other specific terms will be set forth in an award agreement.

Restricted Stock.    Restricted stock may be granted under our 2010 Plan. Shares of restricted stock will vest and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest for any reason will be forfeited by the recipient and will revert to us. The specific terms will be set forth in an award agreement.

Restricted Stock Units.    Restricted stock units may be granted under our 2010 Plan. The administrator determines the terms and conditions of restricted stock units including the vesting criteria, which may include achievement of specified performance criteria or continued service to us, and the form and timing of payment. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. The administrator determines in its sole discretion whether an award will be settled in stock, cash or a combination of both. The specific terms will be set forth in an award agreement.

Performance Units and Performance Shares.    Performance units and performance shares may be granted under our 2010 Plan. The administrator will establish performance goals in its discretion, which depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. Performance units will have an initial dollar value established by the administrator prior to the date of grant. Performance shares will have an initial value equal to the fair market value of our common stock on the date of grant. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof. The specific terms will be set forth in an award agreement.

Transferability of Awards.    Unless the administrator provides otherwise, our Director Plan generally does not allow for the transfer of awards and only the recipient of an option or stock appreciation right may exercise such an award during his or her lifetime.

Certain Adjustments.    In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the Director Plan, the administrator will adjust the number and class of shares that may be delivered under the Plan and/or the number, class and price of shares covered by each outstanding award, and the numerical share limits set forth in the 2010 Plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control.    Our Director Plan provides that in the event of a merger or change in control, as defined under the Director Plan, each outstanding award will be treated as the administrator determines. Provided, however, that in the event of a change in control, all of the participant’s awards will fully vest and become exercisable and all performance goals or other vesting requirements will be deemed achieved at 100% of target levels. In addition, if an option or stock appreciation right is not assumed or substituted in the event of a change in control, the administrator will notify the participant that such award will be exercisable for a specified period prior to the transaction, and such award will terminate upon the expiration of such period.

Amendment, Termination.    Our board of directors has the authority to amend, suspend or terminate the Director Plan provided such action does not impair the existing rights of any participant. Our Director Plan will automatically terminate in 2020, unless we terminate it sooner.

Automatic Director Grants.    We have also adopted an automatic director grant policy, which provides for the automatic grant of nonstatutory stock options to our non-employee directors. Under the policy, each non-employee director, who first becomes a non-employee director following the effective date of the first registration statement filed by us and declared effective with respect to any class of our securities, will be automatically granted a stock option to purchase 50,000 shares of our common stock on the date such person first becomes a non-employee director. A director who is an employee and who ceases to be an employee, but who remains a director will not receive such an initial award. In addition, each non-employee director will be automatically granted an annual stock option to purchase 25,000 shares of our common stock on the date of each annual meeting beginning on the date of the first annual meeting that is held at least six months after such non-employee director received his or her initial award. In connection with the pricing of this initial public offering, each non-employee director serving on our board of directors at the time of this offering will be automatically granted an option to purchase 50,000 shares of our common stock at the price per share at which such common stock is sold in this offering.

2010 Employee Stock Purchase Plan.    Concurrently with this offering, we are establishing our 2010 Employee Stock Purchase Plan, or the ESPP. Our board of directors has adopted, and we expect our stockholders to approve, the ESPP prior to the closing of this offering. Our executive officers and all of our other employees will be allowed to participate in our ESPP.

A total of 1,500,000 shares of our common stock will be made available for sale under our ESPP. In addition, our ESPP provides for annual increases in the number of shares available for issuance under the ESPP on the first day of each fiscal year beginning with the 2012 fiscal year, equal to the least of:

•	4,000,000 shares;

•	2% of the outstanding shares of our common stock as of the last day of our immediately preceding fiscal year; or

•	such other amount as may be determined by the administrator.

Our board of directors or its committee has full and exclusive authority to interpret the terms of the ESPP and determine eligibility.

Our employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase stock under our ESPP if such employee:

•	immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock or

•	holds rights to purchase stock under all of our employee stock purchase plans that would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year.

Our ESPP is intended to qualify under Code Section 423, and provides for consecutive, overlapping 24-month offering periods. The offering periods generally start on the first trading day on or after March 1 and September 1 of each year, except for the first such offering period which will commence on the first trading day on or after the effective date of this offering and will end on the earlier of the first trading day on or after September 1, 2012, or 27 months from the beginning of the offering period. The second offering period under the ESPP will commence on the first trading day on or after September 1, 2011. Each offering period will generally consist of four purchase periods in which shares may be purchased on a participant’s behalf. Each purchase period will be approximately six months and will begin after one exercise date and will end with the next exercise date approximately six months later, except that the first purchase period of an offering period will begin on the enrollment date of each offering period and end on the next exercise date. The administrator may, in its discretion, modify the terms of future offering periods and/or purchase periods.

Our ESPP permits participants to purchase common stock through payroll deductions of up to 20% of their eligible compensation, which includes a participant’s base straight time gross earnings, commissions, payments for overtime and shift premium, but exclusive of payments for incentive compensation, bonuses and other similar compensation. A participant may purchase a maximum of 7,500 shares of common stock during each purchase period.

On the first trading day of each offering period, each participant automatically is granted an option to purchase shares of our common stock. The option expires at the end of the offering period or upon termination of employment, whichever is earlier, but is exercised at the end of each purchase period to the extent of the payroll deductions accumulated during such purchase period. The purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first trading day of the offering period or on the last day of the offering period. To the extent permitted by applicable laws or regulations, if the fair market value of the common stock on any exercise date in an offering period is lower than the fair market value of the common stock on the enrollment date of such offering period, then all participants in the offering period will be automatically withdrawn from the offering period immediately after the exercise of their option and automatically re-enrolled in the immediately following offering period. Participants may end their participation at any time during an offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon termination of employment with us.

A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.

In the event of our merger or change in control, as defined under the ESPP, a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase rights, the offering period then in progress will be shortened, and a new exercise date will be set which will occur prior to the proposed merger or change in control. The administrator will notify each participant in writing that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless the participant has already withdrawn from the offering period.

Our ESPP will automatically terminate in 2030, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate our ESPP, except that, subject to certain exceptions described in the ESPP, no such action may adversely affect any outstanding rights to purchase stock under our ESPP.

401(k) Plan.    We maintain a tax-qualified 401(k) retirement plan for all employees who satisfy certain eligibility requirements, including requirements relating to age and length of service. Under our 401(k) plan, employees may elect to defer any amount of their eligible compensation subject to applicable annual Code limits. We currently do not match any contributions made by our employees, including executives. We intend for the 401(k) plan to qualify under Code Sections 401(a) and 501(a) so that contributions by employees to the 401(k) plan, and income earned on those contributions, are not taxable to employees until withdrawn from the 401(k) plan.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and bylaws that will become effective upon the closing of this offering contain provisions that limit the personal liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation that will become effective upon the closing of this offering, provides that we indemnify our directors to the fullest extent permitted by Delaware law. In addition, our amended and restated bylaws, that will become effective upon the closing of this offering, provide that we indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws that will become effective upon the closing of this offering also provide that we shall advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among others, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws, that will become effective upon the closing of this offering, may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty of care. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the director and executive compensation arrangements discussed above in “Management,” we have been a party to the following transactions since January 1, 2007, in which the amount involved exceeded or will exceed $120,000, and in which any director, executive officer or holder of more than 5% of any class of our voting stock, or any member of the immediate family of or entities affiliated with any of them, had or will have a material interest.

Sales of Series E Convertible Preferred Stock

Between July 2008 and July 2009, we issued and sold an aggregate of 26,866,790 shares of our Series E convertible preferred stock at a per share price of $7.00, for aggregate consideration of approximately $188 million. We believe that the terms obtained and consideration received in connection with the Series E financing are comparable to terms available and the amounts we would have received in an arm’s-length transaction.

The table below summarizes purchases of shares of our Series E convertible preferred stock by our directors, executive officers, holders of more than 5% of any class of our voting securities, or any member of the immediate family of or any entities affiliated with any of the foregoing persons. In connection with these sales, we granted the purchasers certain registration rights with respect to their securities. See “Description of Capital Stock — Registration Rights.” Each outstanding share of our convertible preferred stock will be converted automatically into one share of our common stock upon the closing of this offering.

Purchasers	Shares of Series E convertible preferred stock	Aggregate purchase price
Entities affiliated with Mohr Davidow Ventures(1)	1,571,429	$11,000,003
KPCB Holdings, Inc.(2)	1,025,600	7,179,200
Entities affiliated with Maverick Capital Ltd(3)	2,297,996	16,085,972
Entities affiliated with Alloy Ventures(4)	1,504,751	10,533,257
Blackstone Tenex L.P.	2,857,190	20,000,330
Entities affiliated with Deerfield Partners(5)	3,466,488	24,265,416
AllianceBernstein Venture Fund I, L.P.	1,021,430	7,150,010
Intel Capital Corporation	3,178,275	22,247,925
The Wellcome Trust Limited, trustee of The Wellcome Trust	2,857,143	20,000,001
Brook Byers	14,658	102,606

Total	19,794,960	$138,564,720

(1)

Consists of 1,571,429 shares held by MDV VII, L.P. as nominee for MDV VII, L.P., MDV VII Leaders’ Fund, L.P., MDV ENF VII(A), L.P. and MDV ENF VII(B), L.P. William Ericson, an affiliate of MDV VII, L.P., is a member of our board of directors. Susan Siegel is a general partner of MDV, but is not an affiliate of MDV VII, L.P.

(2)	Brook Byers, an affiliate of KPCB Holdings, Inc., is a member of our board of directors.

(3)

Consists of 1,039,844 shares held by Maverick Fund Private Investments, Ltd., 706,035 shares held by Maverick II Private Investments, Ltd., 374,722 shares held by Maverick USA Private Investments, LLC and 177,395 shares held by Maverick Fund II, Ltd. David Singer, an affiliate of Maverick Capital Ltd., is a member of our board of directors.

(4)

Consists of 752,375 shares held by Alloy Ventures 2005, L.P., 732,596 shares held by Alloy Ventures 2002, L.P. and 19,780 shares held by Alloy Partners 2002, L.P. Michael Hunkapiller, an affiliate of Alloy Ventures, is a member of our board of directors.

(5)	Consists of 2,138,823 shares held by Deerfield Private Design International, L.P. and 1,327,665 shares held by Deerfield Private Design Fund, L.P.

Sales of Series F Convertible Preferred Stock

During June 2010 and July 2010, we issued and sold an aggregate of 14,265,782 shares of our Series F convertible preferred stock at a per share price of $7.63, for aggregate consideration of approximately $109 million. We believe that the terms obtained and consideration received in connection with the Series F financing are comparable to terms available and the amounts we would have received in an arm’s-length transaction.

The table below summarizes purchases of shares of our Series F convertible preferred stock by our directors, executive officers, holders of more than 5% of any class of our voting securities, or any member of the immediate family of or any entities affiliated with any of the foregoing persons. In connection with these sales, we granted the purchasers certain registration rights with respect to their securities. See “Description of Capital Stock — Registration Rights.” Each outstanding share of our convertible preferred stock will be converted automatically into one share of our common stock upon the closing of this offering.

Purchasers	Shares of Series F convertible preferred stock	Aggregate purchase price
Gen-Probe Incorporated	6,553,080	$50,000,000
Entities affiliated with Mohr Davidow Ventures(1)	524,246	3,999,997
KPCB Holdings, Inc.(2)	470,458	3,589,594
Entities affiliated with Maverick Capital Ltd(3)	997,563	7,611,406
Entities affiliated with Alloy Ventures(4)	78,637	600,000
Entities affiliated with Blackstone Cleantech Venture Partners L.P.(5)	1,965,924	15,000,000
Entities affiliated with Deerfield Partners(6)	577,388	4,405,470
Intel Capital Corporation	196,592	1,499,997
The Wellcome Trust Limited, trustee of The Wellcome Trust	475,894	3,631,071
Brook Byers	6,724	51,304

Total	11,846,506	$90,388,839

(1)

Consists of 524,246 shares held by MDV VII, L.P. as nominee for MDV VII, L.P., MDV VII Leaders’ Fund, L.P., MDV ENF VII(A), L.P. and MDV ENF VII(B), L.P. William Ericson, an affiliate of MDV VII, L.P., is a member of our board of directors. Susan Siegel is a general partner of MDV, but is not an affiliate of MDV VII, L.P.

(2)	Brook Byers, an affiliate of KPCB Holdings, Inc., is a member of our board of directors.

(3)

Consists of 668,122 shares held by Maverick II Private Investments, Ltd. and 329,441 shares held by Maverick USA Private Investments, LLC. David Singer, an affiliate of Maverick Capital Ltd., is a member of our board of directors.

(4)

Consists of 39,319 shares held by Alloy Ventures 2005, L.P., 38,284 shares held by Alloy Ventures 2002, L.P. and 1,034 shares held by Alloy Partners 2002, L.P. Michael Hunkapiller, an affiliate of Alloy Ventures, is a member of our board of directors.

(5)

Consists of 13,363 shares held by Blackstone Family Cleantech Investment Partnership L.P., 126,546 shares held by Blackstone Family Cleantech Investment Partnership SMD L.P., 566,841 shares held by Blackstone Tenex L.P. and 1,259,174 shares held by Blackstone Cleantech Venture Partners L.P.

(6)	Consists of 356,248 shares held by Deerfield Private Design International, L.P. and 221,140 shares held by Deerfield Private Design Fund, L.P.

Investor Rights Agreement

Certain holders of our convertible preferred stock are entitled to certain registration rights with respect to the common stock issued or issuable upon conversion of the convertible preferred stock. See “Description of Capital Stock — Registration Rights” for more information.

Collaboration Agreement

In June 2010, we entered into a collaboration agreement with Gen-Probe Incorporated, or Gen-Probe, regarding the research and development of instruments integrating our SMRT technologies and Gen-Probe’s sample preparation technologies for use in clinical diagnostics. Subject to customary termination rights, the initial term of the collaboration will end on the earlier of (i) December 15, 2012 and (ii) six months after we achieve certain development milestones. During the collaboration period, each party will be free to sell instrument systems that incorporate its own technology but, subject to limited exceptions, neither party may jointly develop integrated sequencing systems for clinical diagnostics with any third party nor license its technology to any third party for such use. In addition, the collaboration agreement provides each party with preferred access to certain products of the other party when commercially available, both during and after the collaboration period.

Transactions with Our Executive Officers and Directors and Entities Affiliated with Our Executive Officers and Directors

One of our directors, Randy Livingston, is the Vice President for Business Affairs and Chief Financial Officer of Stanford University. Stanford University ordered a limited production release version of our instrument. Our board of directors has reviewed and discussed this related party transaction and has determined that it is not a bar to Mr. Livingston’s independent director status.

One of our directors, David Baltimore, serves on the board of the Broad Foundations including the Broad Institute. The Broad Institute of MIT and Harvard ordered a limited production release of our instrument. Dr. Baltimore is currently not serving on any committees of the board.

Employment of Related Persons

We employ Roger Martin as our Senior Director, Quality, who is the brother of Hugh Martin, our President, Chief Executive Officer and Chairman. Mr. Roger Martin became an employee in June 2009, and in this capacity Mr. Roger Martin’s compensation totaled $107,342 in 2009. His current annual base salary is $191,475. On June 10, 2009, Mr. Roger Martin was granted an option to purchase 45,000 shares of our common stock at an exercise price per share of $2.82. Twenty-five percent of such options vested on June 2, 2010, and the remaining shares vest at a rate of 1/48th of the total number of shares subject to the option each month thereafter, subject to continued service with us. As of June 30, 2010, 11,250 shares subject to such option had vested. We believe that Mr. Roger Martin’s compensation is comparable with compensation paid to other employees with similar levels of responsibility and years of experience.

Prior to his employment, we engaged Mr. Roger Martin as a contractor. In this capacity, Mr. Roger Martin’s compensation totaled $33,240 in 2008 and $77,188 in 2009 before he became an employee. On March 12, 2008, Mr. Roger Martin was granted an option to purchase 3,000 shares of our common stock at an exercise price of $1.26 per share, which option vested monthly over 12 months. All shares subject to such option are vested. We believe that the compensation paid to Mr. Roger Martin was comparable with compensation paid to other consultants with similar levels of responsibility and years of experience.

We employ Kathryn Keho as our Senior Manager, Scientific Collaborations, who is the daughter of Dr. Michael Hunkapiller, a member of our board of directors. Ms. Keho became an employee in February 2009, and in this capacity Ms. Keho’s compensation totaled $162,337 in 2009. Her current annual base salary is $174,500. On March 19, 2009, Ms. Keho was granted an option to purchase 40,000 shares of our common stock at an exercise price per share of $1.93. Twenty-five percent of such options vested on June 2, 2010, and the remaining shares vest at a rate of 1/48th of the total number of shares subject to the option each month thereafter, subject to continued service with us. On February 3, 2010, Ms. Keho was granted an option to purchase 10,000 shares of our common stock at an exercise price per share of $4.25. Twenty percent of such options vested on June 1, 2010, and the remaining shares vest at a rate of 1/60th of the total number of shares subject to the option each month thereafter, subject to continued service with us. As of June 30, 2010, 15,333 shares subject to such options had vested. We believe that Ms. Keho’s compensation is comparable with compensation paid to other employees with similar levels of responsibility and years of experience.

Stock Option Awards

Certain stock option grants to our directors and executive officers and related option grant policies are described above in this prospectus under the caption “Management.”

Employment Agreements

We have entered into agreements containing compensation, termination and change of control provisions, among others, with certain of our executive officers as described under the caption “Executive Compensation — Employment Agreements and Change of Control Arrangements” above.

Indemnification of Officers and Directors

We have also entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. See “Executive Compensation — Limitations on Liability and Indemnification Matters” above.

Policies and Procedures for Related Party Transactions

We have adopted a formal written policy that our executive officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of our common stock and any member of the immediate family of any of the foregoing persons, are not permitted to enter into a related party transaction with us without the prior consent of our audit committee, subject to the pre-approval exceptions described below. If advance approval is not feasible then the related party transaction will be considered at the audit committee’s next regularly scheduled meeting. In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to our audit committee, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. Our board of directors has delegated to the chair of our audit committee the authority to pre-approve or ratify any request for us to enter into a transaction with a related party, in which the amount involved is less than $120,000 and where the chair is not the related party. Our audit committee has also reviewed certain types of related party transactions that it has deemed pre-approved even if the aggregate amount involved will exceed $120,000 including, employment of executive officers, director compensation, certain transactions with other organizations, transactions where all stockholders receive proportional benefits, transactions involving competitive bids, regulated transactions and certain banking-related services. All of the transactions described above were entered into prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of July 31, 2010 and as adjusted to reflect the shares of common stock to be issued and sold in the offering assuming no exercise of the underwriters’ over-allotment option, by:

•	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all executive officers and directors as a group.

We have determined beneficial ownership in accordance with SEC rules. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of options and warrants held by the respective person or group which may be exercised or converted within 60 days after July 31, 2010. For purposes of calculating each person’s or group’s percentage ownership, stock options and warrants exercisable within 60 days after July 31, 2010 are included for that person or group but not the stock options or warrants of any other person or group.

Applicable percentage ownership is based on 76,504,994 shares of common stock outstanding at July 31, 2010, assuming the automatic conversion of all outstanding shares of our convertible preferred stock on a one-for-one basis into 74,367,120 shares of common stock. For purposes of the table below, we have assumed that              shares of common stock will be outstanding upon the closing of this offering, based upon an assumed initial public offering price of $             per share.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over the shares listed. Unless otherwise noted below, the address of each stockholder listed on the table is c/o Pacific Biosciences of California, Inc., 1380 Willow Road, Menlo Park, California 94025.

	Shares beneficially owned prior to the offering		Shares beneficially owned after the offering
Name and address of beneficial owner	Shares	Percentage	Shares	Percentage
5% Stockholders:
Entities affiliated with Mohr Davidow Ventures(1)	9,196,798	12.02%	9,196,798
KPCB Holdings, Inc.(2)	6,634,756	9.66%	6,634,756
Entities affiliated with Maverick Capital Ltd.(3)	6,986,673	9.13%	6,986,673
Gen-Probe Incorporated(4)	6,553,080	8.57%	6,553,080
Entities affiliated with Alloy Ventures(5)	5,274,502	6.89%	5,274,502
Entities affiliated with The Blackstone Group(6)	4,823,114	6.30%	4,823,114
Entities affiliated with Deerfield Partners(7)	4,043,876	5.29%	4,043,876

Named executive officers and directors:
David Baltimore	0	*	0
Brook Byers(8)	6,729,577	9.66%	6,729,577
William Ericson(9)	9,196,798	12.02%	9,196,798
Michael Hunkapiller, PhD(10)	5,274,502	6.89%	5,274,502
Susan Siegel(11)	130,000	*	130,000
David Singer	0	*	0
Randy Livingston(12)	80,000	*	80,000
Hugh C. Martin(13)	3,200,052	4.08%	3,200,052
Susan K. Barnes(14)	750,000	*	750,000
Stephen Turner, PhD(15)	2,806,128	3.64%	2,806,128
Michael Phillips(16)	714,950	*	714,950
All directors and executive officers as a group (10 people)(17)	29,545,741	36.79%	29,545,741

(*)	Represents beneficial ownership of less than 1%.

(1)

Includes (i) 8,637,833 shares held of record by MDV VII, L.P. as nominee for MDV VII, L.P., MDV VII Leaders’ Fund, L.P., MDV ENF VII(A), L.P. and MDV ENF VII(B), L.P.; (ii) 403,714 shares held of record by MDV VII Leaders’ Fund, L.P.; and (iii) 155,251 shares held by MDV ENF VII(A), L.P. and MDV ENF VII(B), L.P. The address of these entities is c/o Mohr Davidow Ventures, 3000 Sand Hill Road, Building 3, Suite 290, Menlo Park, CA 94025. Jon Feiber, Bill Ericson, Nancy Schoendorf and Erik Straser have shared voting and investment powers with respect to the shares, and each disclaims beneficial ownership except to the extent of any pecuniary interest therein.

(2)

Includes 6,471,066 shares of common stock held by Kleiner Perkins Caufield & Byers XI-A, L.P. and 163,690 shares of common stock held by Kleiner Perkins Caufield & Byers XI-B, L.P. The shares are held for convenience in the name of “KPCB Holdings, Inc. as nominee” for the account of entities affiliated with Kleiner Perkins Caufield & Byers and other individuals and entities that each exercises its own voting and dispositive control over the shares for its own account. KPCB Holdings, Inc. has no voting, dispositive or pecuniary interest in any such shares. The address for these entities is 2750 Sand Hill Road, Menlo Park, CA 94025. Brook Byers, John Doerr, Joseph Lacob, Raymond Lane, Ted Schlein and Russ Siegelman have shared voting and investment powers with respect to the shares, and each disclaims beneficial ownership except to the extent of any pecuniary interest therein.

(3)

Includes (i) 2,913,600 shares held of record by Maverick II Private Investments, Ltd,; (ii) 2,600,866 shares held of record by Maverick Fund Private Investments, Ltd.; (iii) 1,294,812 shares held of record by Maverick USA Private Investments, LLC; and (iv) 177,395 shares held of record by Maverick Fund II, Ltd. Maverick Capital, Ltd. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and, as such, may be deemed to have beneficial ownership of the shares held by Maverick II Private Investments, Ltd., Maverick Fund Private Investments, Ltd., Maverick USA Private Investments, LLC and Maverick Fund II, Ltd. through the investment discretion it exercises over these accounts. Maverick Capital Management, LLC is the general partner of Maverick Capital, Ltd. Lee S. Ainslie III is the manager of

Maverick Capital Management, LLC who possesses sole investment discretion, including the ability to vote and dispose of the shares, pursuant to Maverick Capital Management, LLC’s regulations. The address for the entities affiliated with Maverick Capital, Ltd. is 300 Crescent Court, 18th Floor, Dallas, TX 75201.

(4)

Includes 6,553,080 shares held of record by Gen-Probe Incorporated. The address of this entity is 10210 Genetic Center Drive, San Diego, CA 92121. Carl W. Hull, Gen-Probe’s President and Chief Executive Officer, exercises voting power over such shares. Gen-Probe’s board of directors, comprised of Henry L. Nordhoff, Armin M. Kessler, John W. Brown, Carl W. Hull, John Martin, Lucy Shapiro, Abraham D. Sofaer, Brian A. McNamee and Phillip M. Schneider, exercises dispositive power over the shares. The board of directors of Gen-Probe acts by majority vote and no one member may act individually to sell these securities. Each disclaims beneficial ownership of the shares except to the extent of any pecuniary interest therein.

(5)

Includes (i) 2,637,251 shares held of record by Alloy Ventures 2005, L.P.; (ii) 2,567,917 shares held of record by Alloy Ventures 2002, L.P.; and (iii) 69,334 shares held of record by Alloy Partners 2002, L.P. The address of these entities is c/o Alloy Ventures, 400 Hamilton Avenue, 4th Floor, Palo Alto, CA 94301. With respect to the shares held by Alloy Ventures 2002, L.P.: the General Partner is Alloy Ventures 2002, LLC, of which the Managing Members are: Craig C. Taylor, Daniel I. Rubin, Douglas E. Kelly, John F. Shoch, and Tony Di Bona. Each Managing Member has indirect shared voting and investment powers and each disclaims beneficial ownership except to the extent of any pecuniary interest therein. With respect to the shares held by Alloy Ventures 2005, L.P.: the General Partner is Alloy Ventures 2005, LLC, of which the Managing Members are: Ammar H. Hanafi, Craig C. Taylor, Daniel I. Rubin, Douglas E. Kelly, Michael W. Hunkapiller, John F. Shoch, and Tony Di Bona. Each Managing Member has indirect shared voting and investment powers and each disclaims beneficial ownership except to the extent of any pecuniary interest therein.

(6)

Includes (i) 2,857,190 shares held of record by Blackstone Tenex L.P. and (ii) 1,965,924 shares held by Blackstone Cleantech Venture Partners. The address of these entities is c/o The Blackstone Group, 345 Park Avenue, New York, NY 10154. Stephen A. Schwarzman is the Chairman and Chief Executive Officer of Blackstone and exercises voting power over such shares. Mr. Schwarzman disclaims beneficial ownership except to the extent of any pecuniary interest therein.

(7)

Includes (i) 2,495,071 shares held of record by Deerfield Private Design International, L.P. and (ii) 1,548,805 shares held of record by Deerfield Private Design Fund, L.P. The address of these entities is c/o Deerfield Management Co., 780 Third Avenue, New York, NY 10017. Deerfield Capital, L.P. is the general partner of Deerfield Private Design Fund, L.P. and Deerfield Private Design International, L.P. James E. Flynn is the managing member of the general partner of Deerfield Capital, L.P. and exercises voting and dispositive power over such shares. Mr. Flynn disclaims beneficial ownership except to the extent of any pecuniary interest therein.

(8)

Includes 6,634,756 shares held by entities affiliated with Kleiner Perkins Caufield & Byers (see Footnote (2)) where Mr. Byers is a Managing Director. Mr. Byers disclaims beneficial ownership of any shares held by entities affiliated with Kleiner Perkins Caufield & Byers except to the extent of his pecuniary interest therein.

(9)

Includes 9,196,798 shares held of record by funds affiliated with Mohr Davidow Ventures where Mr. Ericson is a Managing Director. Mr. Ericson disclaims beneficial ownership of any shares held of record by funds affiliated with Mohr Davidow Ventures except to the extent of his pecuniary interest therein.

(10)

Includes 5,274,502 shares held of record by funds affiliated with Alloy Ventures where Dr. Hunkapiller is a General Partner. Dr. Hunkapiller disclaims beneficial ownership of any shares held of record by funds affiliated with Alloy Ventures except to the extent of his pecuniary interest therein.

(11)

Includes 130,000 shares issuable upon exercise of options exercisable within 60 days after July 31, 2010. Susan Siegel is not affiliated with any of funds affiliated with Mohr Davidow Ventures that have invested in us.

(12)	Includes 80,000 shares issuable upon exercise of options exercisable within 60 days after July 31, 2010.

(13)

Includes (i) 489,743 shares held of record by Mr. Martin, of which 218,758 are subject to repurchase by the company; (ii) 835,802 shares held of record by Hugh Martin Trust UAD 07/14/09; and (iii) 1,874,507 shares issuable upon exercise of options exercisable within 60 days after July 31, 2010.

(14)

Includes (i) 94,116 shares held of record by Ms. Barnes, all of which are subject to repurchase by the Company and (ii) 655,884 shares issuable upon exercise of options exercisable within 60 days after July 31, 2010.

(15)

Includes (i) 2,170,503 shares held of record by Stephen W. and Andrea P. Turner, Tenants by the Entirety; (ii) 15,625 shares held of record by Andrea Turner; and (iii) 620,000 shares issuable upon exercise of options exercisable within 60 days after July 31, 2010.

(16)	Includes (i) 266,625 shares held of record by Mr. Phillips and (ii) 448,325 shares issuable upon exercise of options exercisable within 60 days after July 31, 2010.

(17)	Includes 3,808,716 shares issuable upon exercise of options held by our current executive officers and directors exercisable within 60 days after July 31, 2010.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and of certain provisions of our amended and restated certificate of incorporation and bylaws, as they will be in effect upon the closing of this offering. For more detailed information, please see our amended and restated certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is part.

Immediately following the closing of this offering, our authorized capital stock will consist of 1,050,000,000 shares, all with a par value of $0.001 per share, of which:

•	1,000,000,000 shares are designated as common stock and

•	50,000,000 shares are designated as preferred stock.

As of June 30, 2010, we had outstanding 75,227,061 shares of common stock held of record by 197 stockholders, assuming the automatic conversion of all outstanding shares of our preferred stock on a one-for-one basis into 73,305,523 shares of common stock. Pursuant to the terms of our certificate of incorporation, our preferred stock will automatically convert into common stock effective upon the closing of this offering. In addition, as of June 30, 2010, 17,575,343 shares of our common stock were subject to outstanding options. For more information on our capitalization, see “Capitalization” above.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted on by our stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to the prior distribution rights of preferred stock then outstanding. Holders of common stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Upon the closing of this offering, all currently outstanding shares of preferred stock will convert into shares of our common stock on a one-for-one basis and there will be no shares of preferred stock outstanding.

Though we currently have no plans to issue any shares of preferred stock, upon the closing of this offering and the filing of our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by our stockholders, to designate and issue up to 50,000,000 shares of preferred stock in one or more series. Our board of directors may also designate the rights, preferences and privileges of the holders of each such series of preferred stock, any or all of which may be greater than or senior to those granted to the holders of common stock. Though the actual effect of any such issuance on the rights of the holders of common stock will not be known until our board of directors determines the specific rights of the holders of preferred stock, the potential effects of such an issuance include:

•	diluting the voting power of the holders of common stock;

•	reducing the likelihood that holders of common stock will receive dividend payments;

•	reducing the likelihood that holders of common stock will receive payments in the event of our liquidation, dissolution or winding up; and

•	delaying, deterring or preventing a change-in-control or other corporate takeover.

Warrants

At June 30, 2010, we had warrants outstanding to purchase 50,569 shares of our common stock, assuming the automatic conversion of our preferred stock into common stock, at exercise prices ranging from $1.30 to $2.02 per share. Warrants to purchase 30,768 shares of common stock will terminate on November 16, 2011. Warrants to purchase 19,801 shares of common stock will terminate on January 21, 2013. Each warrant contains provisions for the adjustment of exercise price and the number of shares issuable upon exercise in the event of stock dividends, stock splits, reorganizations, and reclassifications, consolidations and the like. Each warrant holder was granted certain registration rights on the same terms as those held by preferred stockholders as described below.

Registration Rights

As of June 30, 2010, the holders of an aggregate of 67,080,613 shares of our common stock issuable upon conversion of outstanding preferred stock, are entitled to the following rights with respect to the registration of such shares for public resale under the Securities Act, pursuant to an investor rights agreement by and among us and certain of our stockholders. We refer to these shares collectively as registrable securities.

The registration of shares of common stock as a result of the following rights being exercised would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. Ordinarily, we will be required to pay all expenses, other than underwriting discounts and commissions, related to any registration effected pursuant to the exercise of these registration rights.

The registration rights terminate upon the earlier of five years after the closing of this offering or, with respect to the registration rights of an individual holder, when the holder can sell all of such holder’s registrable securities in any three-month period pursuant to Rule 144 of the Securities Act or another similar exemption.

Demand Registration Rights

If at any time after this offering the holders of at least 30% of the registrable securities then outstanding request in writing that we effect a registration that has a reasonably anticipated aggregate price to the public in excess of $10,000,000, we may be required to register their shares. At most, we are obligated to effect two registrations for the holders of registrable securities in response to these demand registration rights. Depending on certain conditions, however, we may defer such registration for up to 90 days. If the holders requesting registration intend to distribute their shares by means of an underwriting, the managing underwriter of such offering will have the right to limit the number of shares to be underwritten for reasons related to the marketing of the shares.

Piggyback Registration Rights

If at any time after this offering we propose to register any shares of our common stock under the Securities Act, the holders of registrable securities will be entitled to notice of the registration and to include their shares of registrable securities in the registration, subject to certain exceptions relating to employee benefit plans and mergers and acquisitions. If our proposed registration involves an underwriting, the managing underwriter of such offering will have the right to limit the number of shares to be underwritten, subject to certain restrictions, for reasons related to the marketing of the shares.

Form S-3 Registration Rights

If at any time after we become entitled under the Securities Act to register our shares on Form S-3 a holder of registrable securities requests in writing that we register their shares for public resale on Form S-3, we will be required to use our best efforts to effect such registration; provided, however, that if such registration would be seriously detrimental to us or our stockholders, we may defer the registration for up to 90 days. We are only obligated to effect up to two registrations on Form S-3 in any 12-month period.

Indemnification

We are obligated to indemnify the selling stockholders and any person who might be deemed to control them or any of their subsidiaries in the event of material misstatements or omissions in the registration statement or related violations of law attributable to us. Each selling stockholder is severally and not jointly, obligated to indemnify us, each underwriter, if any, each person who controls us or any underwriter within the meaning of Section 15 of the Securities Act, and each other selling stockholder in the event of material misstatements or omissions in the registration statement or company violation of the Securities Act attributable to such stockholder. The liability of such selling stockholder shall be limited to an amount equal to the net proceeds to each such selling stockholder.

Voting Rights

Under the provisions of our amended and restated certificate of incorporation to become effective upon the closing of this offering, holders of our common stock are entitled to one vote for each share of common stock held by such holder on any matter submitted to a vote at a meeting of stockholders.

Anti-takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and Bylaws

Certain provisions of Delaware law and our amended and restated certificate of incorporation and bylaws that will become effective upon the closing of this offering contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed in part to encourage anyone seeking to acquire control of us to first negotiate with our board of directors. We believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and bylaws to become effective upon the closing of this offering include provisions that:

•	authorize our board of directors to issue, without further action by the stockholders, up to 50,000,000 shares of undesignated preferred stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, the Chairman of the Board, the Chief Executive Officer or the President;

•

establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

•	provide that directors may be removed only for cause;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum; and

•	establish that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered terms.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not for determining the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers, and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage business combinations or other attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

The provisions of Delaware law and our amended and restated certificate of incorporation and bylaws to become effective upon the closing of this offering could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for our common stock will be BNY Mellon Shareowner Services.

Listing

We have applied to list our common stock for quotation on the NASDAQ Global Market under the trading symbol “PACB.”

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

Upon the closing of this offering, a total of              shares of common stock will be outstanding, assuming that there are no exercises of options or warrants after June 30, 2010. Of these shares, all              shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining 75,227,061 shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date	Number of shares
On the date of this prospectus	0
Between 90 and 180 days after the date of this prospectus	0
At various times beginning more than 180 days after the date of this prospectus	75,227,061

In addition, of the 17,575,343 shares of our common stock that were subject to stock options outstanding as of June 30, 2010, options to purchase 6,789,833 shares of common stock were vested as of June 30, 2010 and will be eligible for sale 180 days following the effective date of this offering subject to lock-up agreements described below.

Lock-up Agreements

We and all of our directors and officers, as well as the other holders of substantially all shares of common stock outstanding immediately prior to this offering, have agreed that, without the prior written consent of J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock or publicly disclose the intention to make any such offer, sale, pledge or disposition; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise. This agreement is subject to certain exceptions, and is also subject to extension for additional days, as set forth in “Underwriting.”

In addition, certain of our stockholders are subject to restrictions in their respective option agreements and restricted stock agreements whereby they have agreed not to sell or otherwise dispose of any shares of our common stock for a period specified by the representative of the underwriters not to exceed 180 days from the effective date of the registration statement, and to execute any agreement reflecting these provisions as may be requested by us or the managing underwriters. Certain of our holders of preferred stock and holders of outstanding warrants are also subject to restrictions in an investor rights agreement whereby they have agreed not to sell or otherwise transfer or dispose of any of our securities for a period of 180 days following the offering.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

As of June 30, 2010, 4,052,088 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options and stock awards. These shares will be eligible for resale in reliance on this rule upon expiration of the lockup agreements described above.

Stock Options

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our common stock subject to options outstanding or reserved for issuance under our stock plans and shares of our common stock issued upon the exercise of options by employees. We expect to file this registration statement as soon as practicable after this offering. In addition, we intend to file a registration statement on Form S-8 or such other form as may be required under the Securities Act for the resale of shares of our common stock issued upon the exercise of options that were not granted under Rule 701. We expect to file this registration statement as soon as permitted under the Securities Act. However, the shares registered on Form S-8 will be subject to volume limitations, manner of sale, notice and public information requirements of Rule 144 and will not be eligible for resale until expiration of the lock-up agreements to which they are subject.

Registration Rights

The holders of 67,131,182 shares of common stock and common stock issuable upon exercise of warrants or their transferees are entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock — Registration Rights” for additional information.

MATERIAL UNITED STATES FEDERAL INCOME TAX AND ESTATE TAX

CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax and estate tax consequences of the ownership and disposition of our common stock to non-U.S. holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income or estate tax consequences different from those set forth below.

This summary does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under U.S. federal gift and estate tax laws, except to the limited extent below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock, except to the extent specifically set forth below;

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, for investment purposes); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are any holder, other than a partnership or entity classified as a partnership for U.S. federal income tax purposes, that is not:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

Distributions

We have not made any distributions on our common stock and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business, and, if an income tax treaty applies, attributable to a permanent establishment maintained by you in the United States, are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are generally taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business, and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the United States;

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or a USRPHC, for U.S. federal income tax purposes, at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as a U.S. real property interest only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the applicable period described above.

If you are a non-U.S. holder described in the first bullet above, you will generally be required to pay tax on the gain derived from the sale, net of certain deductions or credits, under regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in the first bullet above may be subject to branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses, even though you are not considered a resident of the United States. You should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States, as defined for U.S. federal estate tax purposes, at the time of death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to additional information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Recently Enacted Legislation Affecting Taxation of Our Common Stock Held By or Through Foreign Entities

Recently enacted legislation generally will impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a “foreign financial institution,” as specially defined under these rules, unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution, which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners. The legislation also will generally impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table.

Name	Number of shares
J.P. Morgan Securities Inc.
Morgan Stanley & Co. Incorporated
Deutsche Bank Securities Inc.
Piper Jaffray & Co.

Total

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the shares of common stock offered in this offering.

The underwriters have an option to purchase up to              additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting discounts and commissions are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are $             per share. The following table shows the per share and total underwriting discounts and commissions payable by us to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without over-allotment exercise	With full over-allotment exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $            , all of which is payable by us. The underwriters have agreed to reimburse us for a portion of our out-of-pocket expenses in connection with this offering.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not, subject to limited exceptions, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences associated with the ownership of any shares of common stock or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in case or otherwise, without the prior written consent of J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated for a period of 180 days after the date of this prospectus other than (A) the shares of our common stock to be sold in this offering, (B) any shares of our common stock issued upon the exercise of options granted under our stock plans, (C) the grant or issuance of employee, consultant or director stock options under our stock plans in existence at the time of this offering, (D) the issuance of securities in connection with our acquisition of the securities, business, property or other assets of another person or entity, or pursuant to any employee benefit plans assumed by us in connection with any such acquisition, provided that the aggregate number of shares of common stock that we may sell or issue or agree to sell or issue pursuant to this clause (D) shall not exceed 10% of the total number of shares of common stock issued and outstanding immediately prior to the completion of this offering or (E) the issuance of securities in connection with joint ventures, commercial relationships or other strategic transactions, provided that, prior to any issuance the Company shall cause each recipient of such securities to execute and deliver a lock-up agreement to J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors and executive officers and substantially all of our equity holders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period commencing on the date of the lock-up agreement and ending 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, including without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers and equity holders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock in each case other than (A) any shares of common stock to be sold by the director, officer or stockholder pursuant to the underwriting agreement; (B) shares of common stock or any other securities acquired in this offering or in open market transactions after the completion of this offering; (C) transfers of shares of common stock or any other securities (i) to an immediate family member or a trust formed for the direct or indirect benefit of the director, officer or stockholder or an immediate family member of the director, officer or stockholder or (ii) by bona fide gift, will or intestacy; (D) if the stockholder is a business entity, distributions of shares of common stock or any other securities to (i) members, partners, stockholders or other equity owners of the stockholder, (ii) wholly-owned subsidiaries or any affiliates of the stockholder, or (iii) any business entity that is managed and governed by the same management company as the stockholder or any business entity that is controlled by, under common control with, managed or advised by the same management company or registered investment advisor (or an affiliate of such management company or registered investment advisor) as the stockholder; (E) if the stockholder is a trust, transfers of shares of common stock or any other securities to a trustor or beneficiary of the trust; provided that in the case of any transfer or distribution pursuant to clauses (C), (D) or (E), each transferee, donee or distributee shall execute and deliver to J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated a lock-up agreement; and provided, further, that in the case of any acquisition, transfer or distribution pursuant to clauses (B), (C), (D) or (E), no filing by any party (acquirer, donor, donee, transferor or transferee) under the Exchange Act, or other public announcement shall be required or shall be made voluntarily in connection with such acquisition, transfer or distribution (other than a filing on a Form 5 made after the expiration of the 180-day period referred to above); or (F) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock or any other securities, provided that such plan does not provide for the transfer of common stock during the restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required of or voluntarily made by or on behalf of us or the director, officer or stockholder. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, or purchasing and selling shares of, common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, referred to as the Order, or (iii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, all such persons together being referred to as relevant persons. The shares of common stock are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares of common stock will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each referred to as a Relevant Member State, from and including the date, or Relevant Implementation Date, on which the European Union Prospectus Directive, or EU Prospectus Directive, is implemented in that Relevant Member State, an offer of shares of common stock described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

to fewer than 100 natural or legal persons, other than qualified investors as defined in the EU Prospectus Directive, subject to obtaining the prior consent of the book-running managers for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations among us and the representatives of the underwriters. In determining the initial public offering price of our common stock, we and the representatives of the underwriters considered a number of factors, including:

•	our future prospects and those of our industry in general; and

•	the price earnings ratios, price sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares of common stock will trade in the public market at or above the initial public offering price.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received or will receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, Menlo Park, California. Members of Wilson Sonsini Goodrich & Rosati, Professional Corporation and investment funds associated with that firm hold 31,607 shares of our preferred stock.

EXPERTS

The financial statements as of December 31, 2008 and 2009 and for each of the three years in the period ended December 31, 2009 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our common stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement.

For further information about us and our common stock, you may inspect a copy of the registration statement and the exhibits and schedules to the registration statement without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 upon the payment of the prescribed fees.

You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect our registration statement on this website.

Upon the closing of this offering, we will become subject to the reporting and information requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC.

PACIFIC BIOSCIENCES OF CALIFORNIA, INC.

(A development stage enterprise)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Pacific Biosciences of California, Inc.

(A development stage enterprise)

In our opinion, the accompanying balance sheets and the related statements of operations, of convertible preferred stock and stockholders' equity (deficit), and of cash flows present fairly, in all material respects, the financial position of Pacific Biosciences of California, Inc. at December 31, 2008 and December 31, 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009 and, cumulatively, for the period from July 14, 2000 (date of inception) to December 31, 2009 (not separately presented) in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

San Jose, California

August 16, 2010

PACIFIC BIOSCIENCES OF CALIFORNIA, INC.

(A development stage enterprise)

Balance Sheets

	December 31,		June 30, 2010	Pro Forma Stockholders’ Equity at June 30, 2010
(in thousands except share and per share amounts)	2008	2009
			(unaudited)	(unaudited)
Assets

Current assets
Cash and cash equivalents	$78,462	$89,232	$90,144
Investments	27,589	3,503	48,612
Prepaid expenses and other current assets	875	1,010	1,251

Total current assets	106,926	93,745	140,007

Property and equipment, net	6,027	7,142	12,669
Other long-term assets	154	211	221

Total assets	$113,107	$101,098	$152,897

Liabilities, Convertible Preferred Stock and Stockholders’ Equity (Deficit)

Current liabilities
Accounts payable	$1,845	$5,778	$7,613
Accrued expenses and other current liabilities	1,557	2,641	8,437
Current portion of facility financing obligation	—	—	61
Notes payable	1,300	—	—

Total current liabilities	4,702	8,419	16,111

Lease incentives and other long-term liabilities	567	475	2,163
Facility financing obligation, less current portion	—	—	2,955
Convertible Preferred Stock warrant liability	142	226	282

Total liabilities	5,411	9,120	21,511

Commitments and contingencies (Note 7)

Convertible Preferred Stock, $0.0001 par value; 94,627,806, 116,056,382 and 153,394,052 shares authorized at December 31, 2008 and 2009, and June 30, 2010 (unaudited), respectively; 50,367,456, 60,101,338 and 73,305,523 shares issued and outstanding at December 31, 2008 and 2009, and June 30, 2010 (unaudited), respectively and no shares at June 30, 2010 pro forma (unaudited)	201,085	269,101	367,036
(Liquidation value of $366,029 as of June 30, 2010 (unaudited))

Stockholders’ equity (deficit)

Common Stock, $0.0001 par value; 89,000,000, 100,000,000 and 121,668,835 authorized shares at December 31, 2008 and 2009, and June 30, 2010 (unaudited), respectively; 1,154,043, 1,312,169, 1,921,538 issued and outstanding shares at December 31, 2008 and 2009, and June 30, 2010 (unaudited), respectively and 75,227,061 shares at June 30, 2010 pro forma (unaudited)	—	—	—	8
Additional paid-in capital	10,907	14,877	19,395	386,705
Deferred stock-based compensation	(42)	—	—	—
Accumulated other comprehensive income (loss)	44	1	(5)	(5)
Deficit accumulated during the development stage	(104,298)	(192,001)	(255,040)	(255,040)

Total stockholders’ equity (deficit)	(93,389)	(177,123)	(235,650)	$131,668

Total liabilities, Convertible Preferred Stock and stockholders’ equity (deficit)	$113,107	$101,098	$152,897

See accompanying notes to the financial statements.

PACIFIC BIOSCIENCES OF CALIFORNIA, INC.

(A development stage enterprise)

Statements of Operations

(in thousands, except share and per share amounts)						Cumulative Period From July 14, 2000 (Date of inception) to June 30, 2010
	Years Ended December 31,			Six-Month Periods Ended June 30,
	2007	2008	2009	2009	2010
				(unaudited)		(unaudited)
Revenue	$2,163	$901	$135	$—	$1,174	$8,098
Operating expenses
Research and development	19,216	37,997	75,879	30,090	52,406	206,736
Sales, general and administrative	6,338	7,713	12,326	5,338	11,717	47,065

Total operating expenses	25,554	45,710	88,205	35,428	64,123	253,801

Loss from operations	(23,391)	(44,809)	(88,070)	(35,428)	(62,949)	(245,703)
Interest income (expense), net	1,940	1,157	451	327	(35)	3,899
Other income (expense), net	(67)	(102)	(84)	(10)	(55)	(422)

Net loss	$(21,518)	$(43,754)	$(87,703)	$(35,111)	$(63,039)	$(242,226)

Basic and diluted net loss per share	$(136.46)	$(66.91)	$(86.52)	$(37.69)	$(49.79)

Weighted-average shares outstanding used to calculate basic and diluted net loss per share	157,683	653,910	1,013,730	931,511	1,266,038

Pro forma basic and diluted net loss per share (unaudited)			$(1.58)		$(1.01)

Pro forma weighted-average shares outstanding used to calculate basic and diluted net loss per share (unaudited)			55,477,488		62,405,225

See accompanying notes to the financial statements.

PACIFIC BIOSCIENCES OF CALIFORNIA, INC.

(A development stage enterprise)

Statements of Convertible Preferred Stock and Stockholders’ Equity (Deficit)

Period from July 14, 2000 (Date of inception) to June 30, 2010

(in thousands, except share and per share amounts)	Convertible preferred stock		Common stock		Additional paid-in capital	Deferred stock-based compensation	Accumulated other comprehensive income (loss)	Deficit accumulated during the development stage	Total stockholders’ equity (deficit)
	Shares	Amount	Shares	Amount
Balance at inception (July 14, 2000)	—	$—	—	$—	$—	$—	$—	$—	$—
Issuance of restricted Common Stock to founders	—	—	4,341,006	—	5	—	—	—	5
Net loss	—	—	—	—	—	—	—	(1)	(1)

Balance at December 31, 2000	—	—	4,341,006	—	5	—	—	(1)	4
Net loss	—	—	—	—	—	—	—	(11)	(11)

Balance at December 31, 2001	—	—	4,341,006	—	5	—	—	(12)	(7)
Issuance of Common Stock in connection with a license agreement	—	—	117,283	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	(15)	(15)

Balance at December 31, 2002	—	—	4,458,289	—	5	—	—	(27)	(22)
Net loss	—	—	—	—	—	—	—	(20)	(20)

Balance at December 31, 2003	—	—	4,458,289	—	5	—	—	(47)	(42)
Issuance of Series A Convertible Preferred Stock at $1.00 per share for cash, net of issuance costs of $169 (March 2004)	5,405,992	5,237	—	—	—	—	—	—	—
Issuance of Series B Convertible Preferred Stock at $1.30 per share for cash, net of issuance costs of $55 (July 2004)	3,500,000	4,495	—	—	—	—	—	—	—
Issuance of Series B Convertible Preferred Stock warrants in connection with loan and securities agreement	—	—	—	—	21	—	—	—	21
Issuance of Common Stock upon exercise of stock options for cash ($0.10 to $0.13 per share)	—	—	1,690,750	—	1	—	—	—	1
Issuance of Common Stock in connection with consulting agreements	—	—	246,752	—	—	—	—	—	—
Issuance of Common Stock in connection with a license agreement	—	—	163,967	—	16	—	—	—	16
Non-employee stock-based compensation	—	—	—	—	3	—	—	—	3
Net loss	—	—	—	—	—	—	—	(3,611)	(3,611)

Balance at December 31, 2004	8,905,992	9,732	6,559,758	—	46	—	—	(3,658)	(3,612)
Issuance of Series C Convertible Preferred Stock at $2.02 per share for cash, net of issuance costs of $83 (August 2005)	5,322,396	10,669	—	—	—	—	—	—	—
Issuance of Common Stock upon exercise of stock options for cash ($0.10 to $0.13 per share)	—	—	1,013,395	—	25	—	—	—	25
Conversion of Common Stock to Junior Preferred Stock at $1.70 per share (August 2005)	7,573,153	12,874	(7,573,153)	—	(71)	—	—	(12,803)	(12,874)
Repurchase of Junior Preferred Stock at $1.70 per share (August 2005)	(1,000,000)	(1,700)	—	—	—	—	—	—	—
Issuance of Series B Convertible Preferred Stock warrants in connection with drawdown under 2004 loan and security agreement	—	—	—	—	11	—	—	—	11
Vesting of Junior Preferred Stock options early exercised	—	74	—	—	—	—	—	—	—
Deferred stock-based compensation	—	—	—	—	5,607	(5,607)	—	—	—
Employee stock-based compensation under the intrinsic value method	—	—	—	—	3,199	1,070	—	—	4,269
Non-employee stock-based compensation	—	—	—	—	39	—	—	—	39
Net loss	—	—	—	—	—			(10,877)	(10,877)

Balance at December 31, 2005	20,801,541	31,649	—	—	8,856	(4,537)	—	(27,338)	(23,019)

See accompanying notes to the financial statements.

PACIFIC BIOSCIENCES OF CALIFORNIA, INC.

(A development stage enterprise)

Statements of Convertible Preferred Stock and Stockholders’ Equity (Deficit)

Period from July 14, 2000 (date of inception) to June 30, 2010

	Convertible preferred stock		Common stock		Additional paid-in capital	Deferred stock-based compensation	Accumulated other comprehensive income (loss)	Deficit accumulated during the development stage	Total stockholders’ equity (deficit)
(in thousands, except share and per share amounts)	Shares	Amount	Shares	Amount
Balance at December 31, 2005	20,801,541	$31,649	—	$—	$8,856	$(4,537)	$—	$(27,338)	$(23,019)
Issuance of Series D Convertible Preferred Stock at $4.00 per share for cash, net of issuance costs of $188 (December 2006)	12,500,000	49,812	—	—	—	—	—	—	—
Issuance of Junior Preferred Stock upon exercise of stock options for cash ($0.10 to $0.13 per share)	53,604	6	—	—	—	—	—	—	—
Reclassification of Preferred Stock warrants to liability	—	—	—	—	(31)	—	—	—	(31)
Issuance of Common Stock upon exercise of stock options for cash ($0.35 per share)	—	—	273,390	—	24	—	—	—	24
Repurchase of unvested Junior Preferred Stock	(241,325)	(410)	—	—	(1)	383	—	—	382
Repurchase of unvested Common Stock	—	—	(938)	—	(1)	—	—	—	(1)
Vesting of Junior Preferred Stock options early exercised	—	97	—	—	—	—	—	—	—
Employee stock-based compensation expense recorded under the intrinsic value method	—	—	—	—	(880)	2,716	—	—	1,836
Employee stock-based compensation expense recorded under the fair value method	—	—	—	—	48	—	—	—	48
Non-employee stock-based compensation	—	—	—	—	37	—	—	—	37
Net loss	—	—	—	—	—	—	—	(11,688)	(11,688)

Balance at December 31, 2006	33,113,820	81,154	272,452	—	8,052	(1,438)	—	(39,026)	(32,412)
Issuance of Junior Preferred Stock upon exercise of stock options for cash ($0.10 and $0.13 per share)	45,000	5	—	—	—	—	—	—	—
Issuance of Common Stock upon exercise of stock options for cash ($0.35 to $0.98 per share)	—	—	274,266	—	88	—	—	—	88
Repurchase of unvested Common Stock	—	—	(13,126)	—	—	—	—	—	—
Vesting of Junior Preferred Stock options	—	63	—	—	—	—	—	—	—
Vesting of Common Stock options early exercised	—	—	—	—	43	—	—	—	43
Employee stock-based compensation expense recorded under the intrinsic value method	—	—	—	—	95	983	—	—	1,078
Employee stock-based compensation expense recorded under the fair value method	—	—	—	—	426	—	—	—	426
Non-employee stock-based compensation	—	—	—	—	156	—	—	—	156
Other comprehensive income	—	—	—	—	—	—	4	—	4
Net loss	—	—	—	—	—	—	—	(21,518)	(21,518)

Total comprehensive loss	—	—	—	—	—	—	—	—	(21,514)

Balance at December 31, 2007	33,158,820	81,222	533,592	—	8,860	(455)	4	(60,544)	(52,135)

See accompanying notes to the financial statements.

PACIFIC BIOSCIENCES OF CALIFORNIA, INC.

(A development stage enterprise)

Statements of Convertible Preferred Stock and Stockholders’ Equity (Deficit)

Period from July 14, 2000 (date of inception) to June 30, 2010

	Convertible preferred stock		Common stock		Additional paid-in capital	Deferred stock-based compensation	Accumulated other comprehensive income (loss)	Deficit accumulated during the development stage	Total stockholders’ equity (deficit)
(in thousands, except share and per share amounts)	Shares	Amount	Shares	Amount
Balance at December 31, 2007	33,158,820	$81,222	533,592	$—	$8,860	$(455)	$4	$(60,544)	$(52,135)
Issuance of Series E Convertible Preferred Stock at $7.00 per share for cash, net of issuance costs of $169 (July 2008)	17,142,908	119,831	—	—	—	—	—	—	—
Issuance of Junior Preferred Stock upon exercise of stock options for cash ($0.10 to $0.13 per share)	65,728	7	—	—	—	—	—	—	—
Issuance of Common Stock upon exercise of stock options for cash ($0.35 to $3.48 per share)	—	—	620,451	—	267	—	—	—	267
Vesting of Junior Preferred Stock options early exercised	—	25	—	—	—	—	—	—	—
Vesting of Common Stock options early exercised	—	—	—	—	65	—	—	—	65
Employee stock-based compensation expense recorded under the intrinsic value method	—	—	—	—	144	413	—	—	557
Employee stock-based compensation expense recorded under the fair value method	—	—	—	—	1,260	—	—	—	1,260
Non-employee stock-based compensation	—	—	—	—	311	—	—	—	311
Other comprehensive income	—	—	—	—	—	—	40	—	40
Net loss	—	—	—	—	—	—	—	(43,754)	(43,754)

Total comprehensive loss	—	—	—	—	—	—	—	—	(43,714)

Balance at December 31, 2008	50,367,456	201,085	1,154,043	—	10,907	(42)	44	(104,298)	(93,389)
Issuance of Series E Convertible Preferred Stock at $7.00 per share for cash, net of issuance costs of $57 (July 2009)	9,723,882	68,010	—	—	—	—	—	—	—
Issuance of Junior Preferred Stock upon exercise of stock options for cash	10,000	1	—	—	—	—	—	—	—
Issuance of Common Stock upon exercise of stock options for cash ($0.35 to $3.48 per share)	—	—	168,481	—	303	—	—	—	303
Repurchase of unvested Common Stock	—	—	(10,355)	—	—	—	—	—	—
Vesting of Junior Preferred Stock options early exercised	—	5	—	—	—	—	—	—	—
Vesting of Common Stock options early exercised	—	—	—	—	79	—	—	—	79
Employee stock-based compensation expense recorded under the intrinsic value method	—	—	—	—	526	42	—	—	568
Employee stock-based compensation expense recorded under the fair value method	—	—	—	—	2,643	—	—	—	2,643
Non-employee stock-based compensation	—	—	—	—	419	—	—	—	419
Other comprehensive income	—	—	—	—	—	—	(43)	—	(43)
Net loss	—	—	—	—	—	—	—	(87,703)	(87,703)

Total comprehensive loss	—	—	—	—	—	—	—	—	(87,746)

Balance at December 31, 2009	60,101,338	269,101	1,312,169	—	14,877	—	1	(192,001)	(177,123)

See accompanying notes to the financial statements.

PACIFIC BIOSCIENCES OF CALIFORNIA, INC.

(A development stage enterprise)

Statements of Convertible Preferred Stock and Stockholders’ Equity (Deficit)

Period from July 14, 2000 (date of inception) to June 30, 2010

	Convertible preferred stock		Common stock		Additional paid-in capital	Deferred stock-based compensation	Accumulated other comprehensive income (loss)	Deficit accumulated during the development stage	Total stockholders’ equity (deficit)
(in thousands, except share and per share amounts)	Shares	Amount	Shares	Amount
Balance at December 31, 2009	60,101,338	$269,101	1,312,169	$—	$14,877	$—	$1	$(192,001)	$(177,123)

Issuance of Series F Convertible Preferred Stock at $7.63 per share for cash, net of issuance costs of $2,813 (June 2010) (unaudited)	13,204,185	97,935	—	—	—	—	—	—	—
Issuance of Common Stock upon exercise of stock options for cash ($0.35 to $4.25 per share) (unaudited)	—	—	609,369	—	440	—	—	—	440
Vesting of Common Stock options early exercised (unaudited)	—	—	—	—	72	—	—	—	72
Employee stock-based compensation expense recorded under the intrinsic value method (unaudited)	—	—	—	—	267	—	—	—	267
Employee stock-based compensation expense recorded under the fair value method (unaudited)	—	—	—	—	3,115	—	—	—	3,115
Non-employee stock-based compensation (unaudited)	—	—	—	—	624	—	—	—	624
Other comprehensive income (unaudited)	—	—	—	—	—	—	(6)	—	(6)
Net loss (unaudited)	—	—	—	—	—	—	—	(63,039)	(63,039)

Total comprehensive loss (unaudited)	—	—	—	—	—	—	—	—	(63,045)

Balance at June 30, 2010 (unaudited)	73,305,523	$367,036	1,921,538	$—	$19,395	$—	$(5)	$(255,040)	$(235,650)

See accompanying notes to the financial statements.

PACIFIC BIOSCIENCES OF CALIFORNIA, INC.

(A development stage enterprise)

Statements of Cash Flows

						Cumulative Period From July 14, 2000 (Date of inception) to June 30, 2010
	Years ended December 31,			Six-month periods ended June 30,
(in thousands)	2007	2008	2009	2009	2010
				(unaudited)		(unaudited)
Cash flows from operating activities
Net loss	$(21,518)	$(43,754)	$(87,703)	$(35,111)	$(63,039)	$(242,226)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	1,577	2,987	4,104	1,923	2,260	12,716
Stock-based compensation	1,660	2,127	3,630	1,636	4,005	17,653
Amortization of deferred financing cost	16	13	—	—	—	59
Change in Convertible Preferred Stock warrant liability fair value	10	(9)	84	10	56	239
Other items	(104)	10	110	—	—	22
Changes in assets and liabilities
Prepaid expenses and other current assets	(164)	(78)	27	443	(121)	(854)
Other long-term assets	(94)	(26)	(57)	(4)	(10)	(254)
Accounts payable	1,434	(223)	3,891	847	1,966	7,702
Accrued expenses and other current liabilities	620	156	1,168	977	5,510	7,971
Lease incentives and other long-term liabilities	(169)	494	(92)	(95)	(222)	254

Net cash used in operating activities	(16,732)	(38,303)	(74,838)	(29,374)	(49,595)	(196,718)

Cash flows from investing activities
Purchase of property and equipment	(3,048)	(5,703)	(5,177)	(1,430)	(2,992)	(20,453)
Purchase of investments	(53,960)	(36,376)	(25,429)	(24,410)	(48,735)	(172,065)
Maturities of investments	38,670	31,686	49,200	26,000	3,500	123,056

Net cash provided by (used in) investing activities	(18,338)	(10,393)	18,594	160	(48,227)	(69,462)

Cash flows from financing activities
Proceeds from issuance of Convertible Preferred Stock, net	—	119,831	68,010	—	97,935	355,989
Proceeds from exercise of Common Stock options	166	489	311	8	799	2,155
Proceeds from exercise of Junior Preferred Stock options	6	7	1	1	—	20
Repurchases of Common Stock	(5)	—	(8)	(3)	—	(13)
Repurchases of Junior Preferred Stock	—	—	—	—	—	(1,727)
Proceeds from issuance of notes payable	1,042	—	—	—	—	4,037
Payment of notes payable	(1,434)	(400)	(1,300)	(400)	—	(4,137)

Net cash provided by (used in) financing activities	(225)	119,927	67,014	(394)	98,734	356,324

Net increase (decrease) in cash and cash equivalents	(35,295)	71,231	10,770	(29,608)	912	90,144
Cash and cash equivalents at beginning of period	42,526	7,231	78,462	78,462	89,232	—

Cash and cash equivalents at end of period	$7,231	$78,462	$89,232	$48,854	$90,144	$90,144

Supplemental disclosure of cash flow information
Interest paid	$(178)	$(92)	$(30)	$(22)	$—	$(584)
Supplemental disclosure of non-cash investing and financing activities
Issuance of Convertible Preferred Stock warrants	16	—	—	—	—	70
Assets acquired under facility financing obligation	—	—	—	—	2,971	2,971
Additions to property and equipment under tenant improvement allowances	—	—	—	—	1,910	1,910
Reclassification of Convertible Preferred Stock warrants to liabilities	—	—	—	—	—	31

See accompanying notes to the financial statements.

PACIFIC BIOSCIENCES OF CALIFORNIA, INC.

(A development stage enterprise)

Notes to Financial Statements

1.	Overview

Pacific Biosciences of California, Inc., (“Pacific Biosciences”, “we”, “us”) is focused on developing and commercializing a platform for single molecule, real-time detection of biological events. Our initial focus is on the DNA sequencing market where we have developed and introduced a third generation sequencing platform. We incorporated in the state of Delaware on July 14, 2000 under the name Nanofluidics, Inc., and changed our name to Pacific Biosciences in 2005. Since inception, substantially all of our resources have been invested in the development and commercialization of our single molecule, real-time technologies.

We continue to report as a development stage enterprise since planned principal operations have not yet commenced. Revenue recognized since inception has been limited to research grants received from government grants and does not constitute the commencement of our principal operations. Since inception, we have incurred net losses and negative cash flows from operations. In order to continue operations, we must raise additional equity or debt financing and achieve profitable operations. There can be no assurance that we will be able to obtain additional equity or debt financing on acceptable terms, or at all. Our failure to obtain sufficient funds on acceptable terms when needed, or at all, could have a material adverse effect on our business, results of operations and financial conditions.

The names “Pacific Biosciences,” “PacBio,” “SMRT,” “SMRTbell” and our logo are our trademarks. All other trademarks and trade names appearing in this prospectus are the property of their respective owners.

2.	Summary of Significant Accounting Policies

Basis of Presentation

Our financial statements have been prepared in conformity with accounting principles generally accepted in the United States, or GAAP, as set forth in the Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting periods. Our estimates include, but are not limited to, useful lives assigned to long-lived assets, the valuation of common and preferred stock and related warrants and options, stock-based compensation expense, provisions for income taxes and contingencies. Actual results could differ from our estimates, and such differences could be material to our financial position and results of operations.

Unaudited Interim Financial Information

The accompanying unaudited interim balance sheets as of June 30, 2010, the statements of operations and cash flows for the six-month periods ended June 30, 2009 and 2010 and, cumulatively, for the period from July 14, 2000 (date of inception) to June 30, 2010, and the statements of convertible preferred stock and stockholders' equity (deficit) for the six-month period ended June 30, 2010 are unaudited. These unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. The unaudited interim financial statements have been prepared on a basis consistent with the audited financial statements. In the opinion of management, the unaudited interim financial statements reflect all adjustments, which include only normal recurring adjustments necessary

PACIFIC BIOSCIENCES OF CALIFORNIA, INC.

(A development stage enterprise)

Notes to Financial Statements—(Continued)

2.	Summary of Significant Accounting Policies (continued)

for the fair statement of our financial position as of June 30, 2010 and the results of our operations and our cash flows for the six-month periods ended June 30, 2009 and 2010. The financial data and other financial information disclosed in these notes to the financial statements related to the six-month periods are unaudited. The results for the six-month period ended June 30, 2010 are not necessarily indicative of the results to be expected for the year ending December 31, 2010 or any future periods.

Unaudited Pro Forma Information

The unaudited pro forma stockholders’ equity as of June 30, 2010 has been prepared assuming that upon the closing of a qualified public offering all of our outstanding shares of convertible preferred stock will automatically convert into shares of common stock and our outstanding warrants exercisable for convertible preferred stock will convert into warrants exercisable for common stock. The June 30, 2010 unaudited pro forma stockholders’ equity reflects the conversion of all 73,305,523 outstanding shares of convertible preferred stock into 73,305,523 shares of common stock and the reclassification of the preferred stock warrant liability to additional paid-in capital immediately prior to the closing of a qualified public offering.

Fair Value of Financial Instruments

The carrying amount of certain of our financial instruments, including prepaid expenses, other current assets, other long-term assets, accounts payable, accrued expenses and other current liabilities, approximate fair value due to their short maturities. Based on currently available borrowing rates, the carrying values of the long-term liabilities approximate fair value.

As a basis for determining the fair value of certain of our financial instruments, we utilize a three-tier value hierarchy which prioritizes the inputs used in measuring fair value as follows: (Level I) observable inputs such as quoted prices in active markets; (Level II) inputs other than the quoted prices in active markets that are observable either directly or indirectly; and (Level III) unobservable inputs in which there is little or no market data which requires us to develop our own assumptions. This hierarchy requires us to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. Our financial instruments that are measured at fair value on a recurring basis consist only of cash equivalents, investments and warrant liabilities.

All of our cash equivalents, which include money market funds, are classified within Level I of the fair value hierarchy because they are valued using quoted market prices. Our investments are generally classified as Level II instruments, or instruments valued based on other observable inputs. Our warrant liability is classified within Level III of the fair value hierarchy.

PACIFIC BIOSCIENCES OF CALIFORNIA, INC.

(A development stage enterprise)

Notes to Financial Statements—(Continued)

2.	Summary of Significant Accounting Policies (Continued)

Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the entire fair value measurement requires management to make judgments and consider factors specific to the asset or liability. The following table sets forth our financial instruments that were measured at fair value as of December 31, 2008 and 2009 and June 30, 2010 by level within the fair value hierarchy (in thousands).

	December 31, 2008				December 31, 2009				June 30, 2010 (unaudited)
	Level I	Level II	Level III	Total	Level I	Level II	Level III	Total	Level I	Level II	Level III	Total
Assets
Money Market Funds	$78,077	$—	$—	$78,077	$87,464	$—	$—	$87,464	$86,974	$—	$—	$86,974
Commercial Paper	3,000	11,929	—	14,929	—	—	—	—	—	7,982	—	7,982
Corporate Debt Securities	—	7,510	—	7,510	—	3,503	—	3,503	—	8,170	—	8,170
U.S. Government and Agency Securities	—	5,150	—	5,150	—	—	—	—	—	32,460	—	32,460

Total assets measured at fair value	$81,077	$24,589	$—	$105,666	$87,464	$3,503	$—	$90,967	$86,974	$48,612	$—	$135,586

Liabilities
Convertible Preferred Stock warrants	$—	$—	$142	$142	$—	$—	$226	$226	$—	$—	$282	$282

Total liabilities measured at fair value	$—	$—	$142	$142	$—	$—	$226	$226	$—	$—	$282	$282

The change in the fair value of the Level III convertible preferred stock warrant liability is summarized below (in thousands):

	December 31,			June 30, 2010
	2007	2008	2009
				(unaudited)
Fair value at beginning of period	$140	$151	$142	$226
Issuances	1	—	—	—
Change in fair value recorded in other income (expense), net	10	(9)	84	56

Fair value at end of period	$151	$142	$226	$282

Cash and cash equivalents

We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of money market funds.

PACIFIC BIOSCIENCES OF CALIFORNIA, INC.

(A development stage enterprise)

Notes to Financial Statements—(Continued)

2.	Summary of Significant Accounting Policies (Continued)

Investments

We invest our cash balances exceeding short-term operating needs in short-term investment grade commercial paper, government bonds and corporate obligation notes. We classify all of our investments as available-for-sale and record the estimated fair value of these investments on the balance sheets, with unrealized gains and losses, if any, reported as a component of accumulated other comprehensive income (loss) in stockholders' equity (deficit). Debt securities are adjusted for amortization of premiums and accretion of discounts, and such amortization and accretion are reported as a component of interest income. Realized gains and losses are recorded as a component of other income (expense), net. Realized gains and losses have not been material since inception.

We periodically review our investments for potential impairment and consider investments impaired when a decline in fair value is deemed by us to be other-than-temporary. If cost exceeds fair value, we consider, among other factors, the duration and extent to which cost exceeds fair value, the financial strength of the issuer, and our intent and ability to hold the investment to maturity. Once a decline in value is deemed to be other-than-temporary, an impairment charge is recorded and a new cost basis in the investment is established. No impairment losses were recognized from inception through June 30, 2010.

Concentration of Credit Risk

Financial instruments that potentially subject us to a concentration of credit risk consist of cash, cash equivalents and investments. Cash balances are deposited with a single domestic financial institution and deposits at this financial institution may, from time to time, exceed federally insured limits. Cash equivalents consist primarily of funds invested in a single money market fund. We have not experienced any losses on our deposits of cash, cash equivalents, investments or grants receivable.

Certain Risks and Uncertainties

We are subject to risks common to companies in the development stage, including but not limited to, development of new products, development of markets and distribution channels, dependence on key personnel, competing with established brands and the ability to obtain additional capital as needed to fund our product development plans. To date, we have been funded by private equity and debt financings. Our success is dependent upon our ability to raise additional capital and to successfully develop and market our products. Any significant delays in the development or marketing of products could have a material adverse effect on our business and financial results.

We have chosen to source certain critical components from single source suppliers. If we were required to purchase these components from an alternative source, it could take several months or longer to qualify the alternative sources.

Property and Equipment, Net

Property and equipment are generally stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the asset, generally two to three years for computer equipment and software, three to seven years for furniture and fixtures, three years for lab equipment and 30 years for buildings. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful life of the related asset. Major improvements are capitalized, while maintenance and repairs are expensed as incurred.

PACIFIC BIOSCIENCES OF CALIFORNIA, INC.

(A development stage enterprise)

Notes to Financial Statements—(Continued)

2.	Summary of Significant Accounting Policies (Continued)

In connection with build-to-suit lease arrangements that we account for as if we own the facility, we record the facility at the fair value at the date construction commences, prior to significant renovations, plus the costs of the renovations. We determined the fair value of such facilities prior to renovation based on several factors, including an appraisal conducted by an independent licensed appraiser.

Impairment of Long-Lived Assets

We periodically review property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset is impaired or the estimated useful lives are no longer appropriate. Fair value is estimated based on discounted future cash flows. If indicators of impairment exist and the undiscounted projected cash flows associated with such assets are less than the carrying amount of the asset, an impairment loss is recorded to write the asset down to its estimated fair values. To date, we have not recorded any impairment charges.

Revenue Recognition

Government grants are agreements that generally provide cost reimbursement for certain types of expenditures in return for research and development activities over a contractually defined period. Revenue from government grants is recognized in the period during which the related costs are incurred, provided that the conditions under which the government grants were provided have been met.

Research and Development

Research and development expense consists of costs incurred in the development of our SMRT technology and our products, including our PacBio RS instrument, SMRT Cells and reagent kits, as well as costs incurred under government grants. We expense research and development costs to operations as incurred. We will, however, defer and capitalize non-refundable advance payments made for research and development activities until the related goods are received or the related services are rendered.

Leases

We categorize leases at their inception as either operating or capital leases. On certain of our lease agreements, we may receive tenant improvement allowances, rent holidays and other incentives. Rent expense is recorded on a straight-line basis over the term of the lease. The difference between rent expense recognized and amounts paid under the lease agreement is recorded as lease incentives in the balance sheets. Leasehold improvements are capitalized at cost and depreciated over the lesser of their expected useful life or the life of the lease. Tenant improvements afforded to us by landlord incentives are recorded as leasehold improvement assets with corresponding lease incentives liabilities.

For build-to-suit lease arrangements, we evaluate the extent of our financial and operational involvement in the tenant improvements to determine whether we are considered the owner of the construction project under GAAP. When we are considered the owner of a project, we record the shell of the facility at its fair value at the date construction commences with a corresponding facility financing obligation. Improvements to the facility during the construction project are capitalized and, to the extent funded by lessor afforded incentives, with corresponding increases to the facility financing obligation. Payments we make under leases in which we are considered the owner of the facility are allocated to land rental expense, based on the relative values of the land

PACIFIC BIOSCIENCES OF CALIFORNIA, INC.

(A development stage enterprise)

Notes to Financial Statements—(Continued)

2.	Summary of Significant Accounting Policies (Continued)

and building at the commencement of construction, reductions of the facility financing obligation and interest expense recognized on the outstanding obligation. To the extent gross future payments do not equal the recorded liability, the liability is settled upon return of the facility to the lessor. Any difference between the book value of the assets and remaining facility obligation are recorded in other income (expense), net. For existing arrangements, the differences are expected to be immaterial.

Income Taxes

We account for income taxes under the asset and liability method, which requires, among other things, that deferred income taxes be provided for temporary differences between the tax basis of our assets and liabilities and the amounts reported in the financial statements. In addition, deferred tax assets are recorded for the future benefit of utilizing net operating losses and research and development credit carryforwards. A full valuation allowance is provided against our net deferred tax assets as it is more likely than not that the deferred tax assets will not be fully realized.

We review our positions taken relative to income taxes. To the extent our tax positions are more likely than not to result in the payout of additional taxes, we accrue the estimated amount of tax for such uncertain positions.

Net Loss Per Share and Pro Forma Net Loss Per Share

We calculate basic net loss per share by dividing the net loss by the weighted-average number of unrestricted common shares outstanding for the period, without consideration of common stock equivalents. Diluted net loss per share is computed by dividing the net loss by the weighted-average number of unrestricted common shares and dilutive common share equivalents outstanding for the period, determined using the treasury-stock method and the as if converted method. For purposes of this calculation, convertible preferred stock, stock options and warrants are considered to be dilutive common share equivalents and are only included in the calculation of diluted net loss per share when their effect is dilutive.

Upon the closing of a qualified public offering, all outstanding convertible preferred stock will be converted into shares of common stock. The unaudited pro forma basic and diluted net loss per share for the year ended December 31, 2009 and the six-month period ended June 30, 2010 reflects the automatic conversion of all outstanding shares of convertible preferred stock into shares of common stock. The unaudited pro forma basic and diluted net loss per share does not give effect to the issuance of shares from the qualified public offering nor does it give effect to potential dilutive securities where the impact would be anti-dilutive. Also, the numerator in the pro forma basic and diluted net loss per share calculation has been adjusted to remove gains and losses resulting from remeasurements of the outstanding convertible preferred stock warranty liabilities through June 30, 2010 as these warrants will be automatically converted to warrants to purchase common stock upon the closing of a qualified offering and will no longer require periodic remeasurement.

PACIFIC BIOSCIENCES OF CALIFORNIA, INC.

(A development stage enterprise)

Notes to Financial Statements—(Continued)

2.	Summary of Significant Accounting Policies (Continued)

The following table presents the computation of basic and diluted net loss per share and pro forma net loss per share (unaudited) (dollars in thousands, except per share values):

	Years ended December 31,			Six-month periods ended June 30,
	2007	2008	2009	2009	2010
				(unaudited)
Historical net loss per share:
Numerator
Net loss	$(21,518)	$(43,754)	$(87,703)	$(35,111)	$(63,039)

Denominator
Weighted-average shares of common stock outstanding	339,828	911,929	1,203,025	1,143,091	1,382,673
Less: Weighted-average shares of common stock subject to repurchase	(182,145)	(258,019)	(189,295)	(211,580)	(116,635)

Weighted-average shares outstanding used to calculate basic and diluted net loss per share	157,683	653,910	1,013,730	931,511	1,266,038

Basic and diluted net loss per share	$(136.46)	$(66.91)	$(86.52)	$(37.69)	$(49.79)

Pro forma net loss per share (unaudited):
Numerator
Net loss			$(87,703)		$(63,039)
Pro forma adjustment to reverse the mark-to-market adjustment related to the convertible preferred stock warrant liability			84		56

Net loss used to compute pro forma net loss per share			$(87,619)		$(62,983)

Denominator
Weighted-average shares outstanding used to calculate basic and diluted net loss per share			1,013,730		1,266,038
Pro forma adjustment to reflect assumed weighted-average effect of conversion of convertible preferred stock			54,463,758		61,139,187

Denominator for pro forma basic and diluted net loss per share			55,477,488		62,405,225

Pro forma basic and diluted net loss per share			$(1.58)		$(1.01)

PACIFIC BIOSCIENCES OF CALIFORNIA, INC.

(A development stage enterprise)

Notes to Financial Statements—(Continued)

2.	Summary of Significant Accounting Policies (Continued)

The following outstanding options, common stock subject to repurchase, convertible preferred stock and warrants to purchase convertible preferred stock were excluded from the computation of diluted net loss per share for the periods presented because including them would have had an anti-dilutive effect:

	As of December 31,			As of June 30,
	2007	2008	2009	2009	2010
				(unaudited)
Convertible Preferred stock (on an as if converted basis)	33,158,820	50,367,456	60,101,338	50,377,456	73,305,523
Options to purchase Common Stock	6,270,726	9,919,498	13,149,667	11,924,916	17,575,343
Common Stock subject to repurchase	406,833	310,729	118,291	161,413	310,929
Warrants to purchase Convertible Preferred Stock	50,569	50,569	50,569	50,569	50,569

Stock-based Compensation

For awards granted on or before December 31, 2005, we applied the intrinsic value method of accounting for employee stock option awards. Under the intrinsic value method, compensation expense for employees was based on the difference, if any, between the fair value of our common stock and the exercise price of the option on the measurement date, which is the date of grant.

On August 11, 2005, as a result of an equity restructuring that resulted in a new measurement date for our outstanding options, we recorded $5.6 million of deferred stock-based compensation expense on the balance sheets that we subsequently amortized and recognized as stock-based compensation expense over the vesting period of the underlying options. The deferred stock-based compensation relating to this equity restructuring was fully amortized as of December 31, 2009.

Effective January 1, 2006, we adopted new authoritative accounting guidance for stock-based compensation, which requires us to measure the cost of employee services received in exchange for stock-based awards based on the grant date fair value of the award. We adopted the new guidance using the prospective transition method. Under the prospective transition method, compensation cost for stock-based awards granted prior to December 31, 2005 continue to be recorded based on the intrinsic value method. Compensation cost for all stock-based awards granted or modified subsequent to adoption is recorded based on the estimated grant date fair value and recognized as expense over the requisite service period of the grant, which is generally the vesting period.

We determine the grant date fair value of stock options using the Black-Scholes option pricing model. The use of the Black-Scholes option pricing model requires assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, future expected common stock price volatility over the term of the option awards, as well as projected employee option exercise behavior (expected period between stock option vesting date and stock option exercise date), risk-free interest rates and expected dividends.

Stock-based compensation expense recognized at fair value reflects the impact of estimated forfeitures. Future forfeitures are estimated at the date of grant and revised in subsequent periods if actual forfeitures differ from those estimates.

PACIFIC BIOSCIENCES OF CALIFORNIA, INC.

(A development stage enterprise)

Notes to Financial Statements—(Continued)

2.	Summary of Significant Accounting Policies (Continued)

Convertible Preferred Stock Warrants

We account for freestanding warrants to purchase shares of our convertible preferred stock at fair value on the balance sheet because we may be obligated to redeem these warrants at some point in the future. The warrants are subject to subsequent remeasurement at each balance sheet date with changes in fair value recognized as other income (expense), net in the statement of operations. We will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants or the closing of a liquidation event, or a qualified initial public offering, at which time all unexercised warrants will be automatically converted into warrants to purchase common stock. Upon conversion, the warrant liability related to the convertible preferred stock warrants will be reclassified to additional paid-in capital.

Segments

We operate in a single segment, use one measurement of financial performance and do not segregate our business for internal reporting.

Other Comprehensive Income (loss)

Other comprehensive income (loss) is comprised of unrealized gains (losses) on our investment securities. Total comprehensive income (loss) for all periods presented has been disclosed in the statements of convertible preferred stock and stockholders’ equity (deficit).

Recent Accounting Pronouncements

In October 2009, the FASB issued an accounting standards update that provides application guidance on whether multiple deliverables exist, how the deliverables should be separated and how the consideration should be allocated to one or more units of accounting. This update establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence, if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific nor third-party evidence is available. We will be required to apply this guidance prospectively for revenue arrangements entered into or materially modified after January 1, 2011. Our revenue to date has been limited to government grant revenue and no revenue has been recognized from the sale of our products. Therefore, adoption of this guidance is not expected to have a material impact on our financial statements.

In April 2010, the FASB issued an accounting standards update which provides guidance on the criteria to be followed in recognizing revenue under the milestone method. The milestone method of recognition allows a vendor who is involved with the provision of deliverables to recognize the full amount of a milestone payment upon achievement, if, at the inception of the revenue arrangement, the milestone is determined to be substantive as defined in the standard. The guidance is effective on a prospective basis for milestones achieved in fiscal years and interim periods within those fiscal years, beginning on or after June 15, 2010. The adoption of this guidance is not expected to have a material impact on our financial statements.

PACIFIC BIOSCIENCES OF CALIFORNIA, INC.

(A development stage enterprise)

Notes to Financial Statements—(Continued)

3.	Investments

The following table summarizes our investments as of December 31, 2008 and 2009, and June 30, 2010 (in thousands):

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
December 31, 2008
Commercial Paper	$14,931	$11	$(13)	$14,929
Corporate Debt Securities	7,519	—	(9)	7,510
U.S. Government and Agency Securities	5,095	55	—	5,150

Total investments	$27,545	$66	$(22)	$27,589

December 31, 2009
Corporate Debt Securities	3,502	2	(1)	3,503

Total investments	$3,502	$2	$(1)	$3,503

June 30, 2010 (Unaudited)
Commercial Paper	7,982	—	—	7,982
Corporate Debt Securities	8,173	—	(3)	8,170
U.S. Government and Agency Securities	32,462	—	(2)	32,460

Total investments	$48,617	$—	$(5)	$48,612

4.	Property and Equipment, Net

As of December 31, 2008 and 2009, and June 30, 2010, our property and equipment, net consisted of the following components (in thousands):

	December 31,		June 30, 2010
	2008	2009
			(unaudited)
Building (facility)	$—	$—	$1,160
Laboratory equipment and machinery	7,930	10,307	9,706
Leasehold improvements	1,618	1,761	6,991
Computer equipment	1,440	1,928	2,336
Software	738	1,324	1,592
Furniture and fixtures	367	522	601
Construction in progress	—	619	—

	12,093	16,461	22,386
Less: Accumulated depreciation	(6,066)	(9,319)	(9,717)

Property and equipment, net	$6,027	$7,142	$12,669

Depreciation expense during 2007, 2008, 2009, the six-month periods ended June 30, 2009 and 2010 and for the period from July 14, 2000, the date of inception, to June 30, 2010, was $1.6 million, $3.0 million, $4.1 million, $1.9 million, $2.3 million and $12.7 million, respectively.

During December 2009, we entered into a lease agreement for a manufacturing and office facility, and in 2010 commenced renovations specific to our needs and operating requirements, including improvements and

PACIFIC BIOSCIENCES OF CALIFORNIA, INC.

(A development stage enterprise)

Notes to Financial Statements—(Continued)

4.	Property and Equipment, Net (Continued)

modifications to the facility’s structure and principal operating systems. Pursuant to GAAP, this direct involvement renders us the owner of the facility for accounting purposes. Accordingly, upon commencement of construction activities, we recorded $1.2 million for the fair value of the facility within property and equipment, net with a corresponding liability recorded to facility financing obligation on the balance sheet as of June 30, 2010.

In addition, pursuant to the terms of the lease arrangement, the landlord provided incentives to fund aspects of the construction project totaling $1.8 million. The tenant improvement allowances afforded by the landlord are reflected on the balance sheet as a component of property and equipment. As we account for the leased facility as the owner of the facility, we depreciate the assets over their expected useful lives.

5.	Accrued Expenses and Other Current Liabilities

As of December 31, 2008 and 2009, and June 30, 2010, our accrued expenses and other current liabilities consisted of the following (in thousands):

	December 31,		June 30, 2010
	2008	2009
			(unaudited)
Salaries and benefits	$928	$1,785	$2,823
Professional services	175	358	1,167
Series F Convertible Preferred Stock issuance costs	—	—	2,745
Other	454	498	1,702

	$1,557	$2,641	$8,437

6.	Facility Financing and Debt Obligations

Facility Financing Obligation

In December 2009 we entered into a lease agreement for a manufacturing and office facility. In order for the facility to meet our needs and operating requirements, substantial tenant improvements, including improvements to the structural elements and principal operating systems of the facility, were necessary. The lessor provided a tenant improvement allowance of $1.8 million to apply towards the necessary improvements and we remained obligated for additional amounts over the afforded allowance.

Due to our involvement in and the nature of the renovations made to the facility and our obligations to fund the costs of renovations exceeding the incentives afforded to us, we account for the facility as if we are the owner. Accordingly we recorded $3.0 million of building and leasehold improvement assets, reflecting the $1.2 million fair value of the facility prior to commencing renovations and the $1.8 million of landlord incentives within property and equipment, net and a corresponding liability recorded to facility financing obligation on the balance sheet as of June 30, 2010.

Based on the allocation of payments, the facility financing obligation bears an implied interest rate of 9.0%. During the six-month period ended June 30, 2010, we recognized $45,000 of interest expense in our statement of operations relating to the facility financing obligation.

PACIFIC BIOSCIENCES OF CALIFORNIA, INC.

(A development stage enterprise)

Notes to Financial Statements—(Continued)

6.	Facility Financing and Debt Obligations (Continued)

As of June 30, 2010, the future minimum payments due under the facility financing obligation were as follows (in thousands):

Financing obligation
2010	$132
2011	408
2012	426
2013	444
2014	619

Total Payments	2,029
Less amount representing interest	(1,174)

855
Property reverting to landlord	2,161

Present value of obligation	3,016
Less current portion of obligation	(61)

Long-term portion of obligation	$2,955

Notes Payable

In November 2004, we entered into a loan and security agreement with two financial institutions that acted as co-lenders. Under the loan and security agreement, we were able to receive advances up to $2.0 million for general operating purposes. Principal amounts drawn were repayable over 24 months beginning January 1, 2006 and bore an interest rate of the greater of 5.5% or prime plus 1.0%. Upon the maturity date of the loan, a separate payment of 5.0% of the drawn amount was due. Amounts drawn were collateralized by the property and equipment purchases. As of December 31, 2008, the entire loan amount had been fully repaid.

In January 2006, we entered into a loan and security agreement with a financial institution. Under the loan and security agreement, we were able to receive advances up to $2.0 million for general operating purposes. Principal amounts drawn were repayable over 30 months beginning July 1, 2007 and at an interest rate of the greater of 8.25% or prime plus 0.50%. The amounts drawn were collateralized by property and equipment purchases. We drew the entire amount in 2007 and as of December 31, 2009, the loan has been fully repaid.

At December 31, 2008 and 2009 the fair value approximates the carrying value of our note payable and facility financing obligation.

7.	Commitments and Contingencies

Operating Lease Commitment

As of June 30, 2010 we have noncancelable operating lease agreements for research and development, office, manufacturing and training facilities in Menlo Park, California that expire at various dates, with the latest expiration in July 2015. The terms of the operating lease agreements provide for rental payments on a graduated scale and we recognize rent expense on a straight-line basis over the lease period and accrue for rent expense incurred but not paid. Several of our leases contain rent escalation clauses, abatements and concessions, such as rent holidays and landlord or tenant incentives or allowances that are applied to the determination of straight-line rent expense over the lease term.

PACIFIC BIOSCIENCES OF CALIFORNIA, INC.

(A development stage enterprise)

Notes to Financial Statements—(Continued)

7.	Commitments and Contingencies (Continued)

Rent expense for 2007, 2008, 2009, the six-month periods ended June 30, 2009 and 2010 and, cumulatively, for the period from July 14, 2000, the date of inception, to June 30, 2010, was $0.3 million, $1.1 million, $1.4 million, $0.6 million, $0.9 million and $4.5 million, respectively. We are also required to pay our share of operating expenses with respect to the facilities in which we operate.

As of December 31, 2009, the future annual minimum lease payments under all noncancelable operating leases with an initial term in excess of one year are as follows (in thousands):

Years ending December 31:	Amount
2010	$2,018
2011	992
2012	185
2013	185
2014	185
Thereafter	63

Total minimum lease payments	$3,628

During February 2010, we entered into a lease agreement for an additional office facility. Pursuant to the terms of the lease agreement, we are required to pay our share of the facility’s operating expenses and will be subject to scheduled rent escalations. The lease agreement expires during July 2015, after which we may extend the term for up to three years subject to certain conditions.

As of June 30, 2010, the future annual minimum lease payments under all noncancelable operating leases with an initial term in excess of one year are as follows (in thousands):

Years ending December 31:	Amount
2010	$1,165
2011	2,046
2012	1,271
2013	1,202
2014	926
Thereafter	501

Total minimum lease payments	$7,111

On July 30, 2010 we delivered notice to the lessor of our intent to vacate one of our facilities during September 2010, prior to the expiration of the lease agreement. As a result of the decision to vacate prior to the expiration of the lease agreement, we are obligated to pay an early termination penalty of $64,000. Furthermore, upon vacating the facility our committed cash payments for 2010 and 2011 will be reduced by $148,000 and $212,000, respectively.

Patent Agreement

During 2007, we entered into an agreement to purchase certain patents. The purchase agreement required a payment upfront of $1.5 million and an additional $0.5 million to be paid on the first and second anniversaries of the effective date. Payments for the years ended December 31, 2008 and 2009 and, cumulatively, for the period from July 14, 2000, the date of inception, to December 31, 2009 were $0.5 million, $0.5 million and $2.5 million, respectively, and were expensed as incurred.

PACIFIC BIOSCIENCES OF CALIFORNIA, INC.

(A development stage enterprise)

Notes to Financial Statements—(Continued)

7.	Commitments and Contingencies (Continued)

License Agreements

We have entered into four cancelable license agreements, as amended, with third parties for certain patent rights and technology. Under the terms of these agreements, we may be obligated to pay minimum royalty and license maintenance fees. License and maintenance fees for 2007, 2008 and 2009, the six-month periods ended June 30, 2009 and 2010 and, cumulatively, for the period from July 14, 2000, our date of inception, to June 30, 2010, were $15,000, $0.1 million, $0.2 million, $0.1 million, $0.3 million and $0.7 million, respectively. Pursuant to the terms of the agreements, future license maintenance fees and minimum royalty payments amount to $0.3 million for 2010, $0.4 million for each of 2011, 2012 and 2013 and thereafter.

Upon commercialization of products including the licensed technologies, we may be obligated to pay certain milestone fees of up to $80,000. In addition, upon commercialization of products incorporating a technology provided under one license agreement, the amounts owed by us under that license decrease by $5,000 in the first year following commercialization, return to the pre-commercialization amounts for the second year following commercialization, increase by $10,000 the third year and by $25,000 the fourth year following commercialization of products incorporating that licensed technology.

Contingencies

We may become subject to claims and assessments from time to time in the ordinary course of business. We accrue liabilities for such matters when it is probable that future expenditures will be made and such expenditures can be reasonably estimated.

Indemnification

In the ordinary course of business, we enter into standard indemnification arrangements. Pursuant to these arrangements, we indemnify, hold harmless, and agree to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, in connection with any trade secret, copyright, patent or other intellectual property infringement claim by any third party with respect to its technology. The term of these indemnification agreements is generally perpetual anytime after the execution of the agreement. The maximum potential amount of future payments we could be required to make under these agreements is not determinable because it involves claims that may be made against us in future periods, but have not yet been made. To date, we have not incurred costs to defend lawsuits or settle claims related to these indemnification agreements.

We entered into indemnification agreements with our directors and officers that may require us to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of the individual. No liability associated with such indemnifications has been recorded at December 31, 2009.

PACIFIC BIOSCIENCES OF CALIFORNIA, INC.

(A development stage enterprise)

Notes to Financial Statements—(Continued)

8.	Income Taxes

A reconciliation between the statutory federal income tax and our effective tax rates as a percentage of loss before income taxes is as follows:

	Years Ended December 31,
	2007	2008	2009
Statutory tax rate	(34.0)%	(34.0)%	(34.0)%
State tax rate, net of federal benefit	(5.8)	(5.8)	(5.8)
Stock based compensation	2.8	1.3	1.0
Federal R&D credit	(1.5)	(2.8)	(2.6)
CA R&D credit	(1.9)	(1.9)	(1.8)
Other	0.1	0.4	0.3
Change in valuation allowance	38.7	42.5	42.9
Prior years true up	1.6	0.3	0.0

Effective income tax rate	0.0%	0.0%	0.0%

Temporary differences and carryforwards that gave rise to significant portions of deferred taxes are as follows (in thousands):

	December 31,
	2008	2009
Net operating loss carryforwards	$29,418	$60,503
Research and development credits	3,684	7,568
Depreciation	1,159	2,272
Accruals and reserves	2,097	3,665

	36,358	74,008
Less: Valuation allowance	(36,358)	(74,008)

Net deferred tax assets	$—	$—

Due to uncertainties surrounding the realization of deferred tax assets through future taxable income, we have provided a full valuation allowance and, therefore, have not recognized any benefits from net operating losses and other deferred tax assets. The valuation allowance increased $8.3 million, $18.6 million and $37.7 million during the years ended December 31, 2007, 2008 and 2009, respectively.

Recognition of deferred tax assets is appropriate when realization of such assets is more likely than not. Based upon the weight of available evidence, we believe it is more likely than not that the net deferred tax assets will not be fully realizable. Accordingly, we have provided a full valuation allowance against our net deferred tax assets as of December 31, 2009.

As of December 31, 2009, we had federal and California net operating loss carryforwards of approximately $151.9 million and $152.0 million, respectively, available to reduce future taxable income, if any.

The federal net operating loss carryforward begins expiring in 2025, and the California net operating loss carryforward begins expiring in 2015.

We also had federal and California state research and development credit carryforwards of approximately $6.4 million and $6.7 million, respectively, as of December 31, 2009. The federal credits will expire starting 2025 if not utilized. The California tax credits can be carried forward indefinitely.

PACIFIC BIOSCIENCES OF CALIFORNIA, INC.

(A development stage enterprise)

Notes to Financial Statements—(Continued)

8.	Income Taxes (Continued)

The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where equity transactions result in a change of ownership as defined by Internal Revenue Code Section 382. In the event we experience an ownership change utilization of our United States net operating loss and tax credit carryforwards could be limited.

Effective January 1, 2007, we adopted the provisions of the Financial Accounting Standard Board, or FASB, Accounting Standards Codification, or ASC, Topic 740-10, Accounting for Uncertainty in Income Taxes. The cumulative effect of adoption resulted in no adjustment of accumulated deficit as of January 1, 2007. As of December 31, 2009, our total unrecognized tax benefit was $3.9 million, of which none of the tax benefit, if recognized, would affect the effective income tax rate due to the valuation allowance that currently offsets deferred tax assets. We do not anticipate the total amount of unrecognized income tax benefits to significantly increase or decrease in the next 12 months.

A reconciliation of the beginning and ending unrecognized tax benefit accounts is as follows (in thousands):

Beginning balance as of January 1, 2007 (date of adoption)	$462
Increase in balance related to tax positions taken during 2007	398

Balance as of December 31, 2007	860
Increase in balance related to tax positions taken in prior year	(8)
Increase in balance related to tax positions taken during 2008	1,060

Balance as of December 31, 2008	1,912
Increase in balance related to tax positions taken during current year	2,025

Balance as of December 31, 2009	$3,937

Our practice is to recognize interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2008 and 2009, we had no accrued interest or penalties due to our net operating losses available to offset any tax adjustment. We currently have no federal or state tax examinations in progress nor have we had any federal or state tax examinations since our inception. As a result of our net operating loss carryforwards, all of our tax years are subject to federal and state tax examination.

9.	Convertible Preferred Stock and Junior Preferred Stock

Pursuant to our amended and restated articles of incorporation, we issue convertible preferred stock in series and with rights, preferences and terms as determined by our board of directors.

Conversion of Original Common Stock to Junior Preferred Stock

On August 11, 2005 we converted all issued and outstanding shares of common stock into a new series of convertible preferred stock, called junior preferred stock, in connection with an equity reorganization. In total 7,573,153 shares of common stock converted into junior preferred stock at a ratio of 1:1. The fair value of the junior preferred stock on the date of conversion was deemed to be $1.70 per share. To record the conversion, the difference between the then carrying value of the common stock and the fair value of the junior preferred stock resulted in an increase to accumulated deficit of $12.8 million.

On August 28, 2005, we repurchased 1,000,000 shares of junior preferred stock from one of our founders.

Included in junior preferred stock as of December 31, 2007, 2008, 2009 and June 30, 2010 are 246,992, 23,473, 0 and 0 shares, respectively, subject to our right of repurchase relating to restricted stock purchase agreements.

PACIFIC BIOSCIENCES OF CALIFORNIA, INC.

(A development stage enterprise)

Notes to Financial Statements—(Continued)

9.	Convertible Preferred Stock and Junior Preferred Stock (Continued)

As of December 31, 2008, our convertible preferred stock consisted of the following (dollars in thousands):

	Shares		Proceeds net of issuance costs	Conversion to junior preferred stock	Carrying amount	Liquidation value
Series	Authorized	Outstanding
A	5,405,992	5,405,992	$5,237	$—	$5,237	$5,406
B	3,530,768	3,500,000	4,495	—	4,495	4,550
C	5,342,196	5,322,396	10,669	—	10,669	10,751
D	12,525,000	12,500,000	49,812	—	49,812	50,000
E	17,142,908	17,142,908	119,831	—	119,831	120,000
Junior Preferred Stock	50,680,942	6,496,160	275	10,766	11,041	6,496

	94,627,806	50,367,456	$190,319	$10,766	$201,085	$197,203

As of December 31, 2009, our convertible preferred stock consisted of the following (dollars in thousands):

	Shares		Proceeds net of Issuance costs	Conversion to junior preferred stock	Carrying amount	Liquidation value
Series	Authorized	Outstanding
A	5,405,992	5,405,992	$5,237	$—	$5,237	$5,406
B	3,530,768	3,500,000	4,495	—	4,495	4,550
C	5,342,197	5,322,396	10,669	—	10,669	10,751
D	12,525,000	12,500,000	49,812	—	49,812	50,000
E	27,857,195	26,866,790	187,841	—	187,841	188,068
Junior Preferred Stock	61,395,230	6,506,160	281	10,766	11,047	6,506

	116,056,382	60,101,338	$258,335	$10,766	$269,101	$265,281

2010 Convertible Preferred Stock Financing

In June 2010, we issued 13,204,185 shares of Series F convertible preferred stock at $7.63 per share for gross proceeds of $100.7 million. At June 30, 2010, our convertible preferred stock consisted of the following (dollars in thousands):

	Shares		Proceeds net of issuance costs	Conversion to junior preferred stock	Carrying amount	Liquidation value
Series	Authorized	Outstanding
A	5,405,992	5,405,992	$5,237	$—	$5,237	$5,406
B	3,530,768	3,500,000	4,495	—	4,495	4,550
C	5,342,197	5,322,396	10,669	—	10,669	10,751
D	12,525,000	12,500,000	49,812	—	49,812	50,000
E	26,866,790	26,866,790	187,841	—	187,841	188,068
F (unaudited)	19,659,240	13,204,185	97,935	—	97,935	100,748
Junior Preferred Stock	80,064,065	6,506,160	281	10,766	11,047	6,506

	153,394,052	73,305,523	$356,270	$10,766	$367,036	$366,029

PACIFIC BIOSCIENCES OF CALIFORNIA, INC.

(A development stage enterprise)

Notes to Financial Statements—(Continued)

9.	Convertible Preferred Stock and Junior Preferred Stock (Continued)

During July 2010, we issued an additional 1,061,597 shares of Series F convertible preferred stock at $7.63 per share for gross proceeds of $8.1 million.

The significant rights, privileges and preferences of our convertible preferred stock are as follows:

Voting Rights

The holders of Series A, Series B, Series C, Series D, Series E, Series F and junior convertible preferred stock are all entitled to 10 votes for each share of common stock into which such share may be converted, and the vote of the holders of a majority of our convertible preferred stock is required to effect certain corporate actions. In addition, the vote of the holders of a majority of each of our Series D and Series E and 40% of the holders of Series F convertible preferred stock voting together as a single class and on an as-if-converted basis is required to effect, among other things, (i) a modification of our articles of incorporation (ii) any winding up or liquidation of our company, (iii) a sale, license or other disposition of all or substantially all of our assets, and (iv) certain mergers or acquisitions of our company with or into any other corporation or entity.

Dividends

Holders of Series A, Series B, Series C, Series D, Series E, Series F and junior convertible preferred stock are entitled to receive non-cumulative dividends at the per annum rate of $0.08, $0.10, $0.16, $0.32, $0.56, $0.61 and $0.08 per share, respectively, when and if declared by our board of directors. Junior preferred stock is only entitled to dividends after distribution to all other classes of convertible preferred stock. No dividends have been declared since inception.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of our company whether voluntary or involuntary, the holders of Series A, Series B, Series C, Series D, Series E and Series F convertible preferred stock are entitled to receive out of the assets of our company, an amount equal to $1.00, $1.30, $2.02, $4.00, $7.00 and $7.63 per share, respectively, plus any declared but unpaid dividends. The remaining assets, if any, shall be distributed among holders of the junior preferred stock at $1.00 per share, and after that to the common stockholders. If upon such liquidation, dissolution or winding up event, our assets are insufficient to provide for the cash payment of the full preferential amount to the holders of Series A, Series B, Series C, Series D, Series E and Series F convertible preferred stock, such assets shall be distributed ratably among the holders of those classes of stock in proportion to the full preferential amount each holder is otherwise entitled to receive.

Conversion Rights

Each share of convertible preferred stock, at the option of the holder, is convertible at any time into the number of fully paid and nonassessable shares of common stock, as adjusted to reflect stock dividends, stock splits and recapitalization, that results from dividing the original issue price by the applicable conversion price in effect at the time of the conversion. Additionally, any shares of Series A through F convertible preferred stock, at the option of the holder, may be converted at any time into fully paid and nonassessable shares of junior preferred stock at the same rate as such shares would be convertible into shares of common stock. Any shares of junior preferred stock may be converted to common stock on an one-for-one basis. The initial per share conversion price of the Series A, Series B, Series C, Series D, Series E and Series F convertible preferred stock is

PACIFIC BIOSCIENCES OF CALIFORNIA, INC.

(A development stage enterprise)

Notes to Financial Statements—(Continued)

9.	Convertible Preferred Stock and Junior Preferred Stock (Continued)

$1.00, $1.30, $2.02, $4.00, $7.00 and $7.63 per share, respectively, and subject to adjustment in accordance with anti-dilution provisions contained in our amended and restated certificate of incorporation.

Each share of convertible preferred stock is convertible on a one-for-one basis into common stock. At December 31, 2009, we had reserved sufficient shares of common stock for issuance upon conversion of the convertible preferred stock. If not previously converted at the option of the holder, the conversion of the convertible preferred stock is automatic and will be converted at the then applicable conversion prices upon the earlier of any of the following events: (i) affirmative election of the holders of at least a majority of the then outstanding shares of the convertible preferred stock and at least a majority of the Series D convertible preferred stock, or (ii) the closing of a firm commitment underwritten public offering based on an effective registration statement under the Securities Act of 1933 for the offer and sale of our common stock in which the per share price is at least $7.63, adjusted for stock splits, stock dividends, and recapitalizations, and the gross cash proceeds to us, before underwriting discounts, commissions and fees are at least $50 million.

Redemption

Our convertible preferred stock is not redeemable.

Warrants to Purchase Convertible Preferred Stock

In connection with the loan and security agreement we entered into during November 2004, we issued warrants to purchase 15,384 shares of our Series B convertible preferred stock at $1.30 per share. The warrants are immediately exercisable and expire during November 2011. The warrant provides for cash exercise or conversion into the number of shares calculated by dividing the value of the Series B convertible preferred stock by the exercise price, or net share settlement. The warrant provides for the delivery of unregistered shares and does not allow net cash settlement.

We valued the warrants using the Black-Scholes option pricing model. The aggregate estimated fair value of the warrants, assuming 75% volatility, a 3.60% risk-free rate of interest, a contractual life of seven years and a per share fair value of our convertible preferred stock at the time of issuance of $1.30 per share, amounted to $21,000 and was recorded as a deferred financing cost in other current assets. The amortization of this deferred charge is recognized as additional interest expense over the term of the financing arrangement. As of December 31, 2005, the entire fair value of these warrants had been amortized as interest expense. As of June 30, 2010, none of these warrants have been exercised.

In connection with the drawdown under the loan and security agreement entered into during November 2004, we issued warrants during 2005 to purchase an additional 15,384 shares of Series B convertible preferred stock at $1.30 per share. We valued the warrants using the Black-Scholes option pricing model. The aggregate estimated fair value of the warrants, assuming 75% volatility, a 3.88% risk-free rate of interest, a contractual life of seven years and per share fair value range of our convertible preferred stock at the time of issuance of $1.30 - $2.02 per share, amounted to $11,000 and was recorded as a deferred financing cost in other current assets. The amortization of this deferred charge will be recognized as additional interest expense over the term of the loan. As of December 31, 2008, the entire fair value of these warrants had been amortized as interest expense. As of June 30, 2010, none of these warrants have been exercised.

In connection with the loan and security agreement we entered into during January 2006, we issued warrants to purchase 14,644 shares of our Series C convertible preferred stock at $2.02 per share. The warrants are

PACIFIC BIOSCIENCES OF CALIFORNIA, INC.

(A development stage enterprise)

Notes to Financial Statements—(Continued)

9.	Convertible Preferred Stock and Junior Preferred Stock (Continued)

immediately exercisable and expire seven years after issuance. The warrant provides for cash exercise or conversion into the number of shares calculated by dividing the value of the Series C convertible preferred stock by the exercise price, or net share settlement. The warrant provides for the delivery of unregistered shares and does not allow net cash settlement.

We valued the warrants using the Black-Scholes option pricing model. The aggregate fair value of the warrants, assuming 75% volatility, a 4.35% risk-free rate of interest, a contractual life of seven years and a per share fair value of our convertible preferred stock at the time of issuance of $2.02 per share, amounted to $23,000 and was recorded as a deferred financing cost in other assets. During 2007, we issued an additional 5,157 shares in connection with the loan agreement. The aggregate fair value of these warrants, assuming 60% volatility, a 4.48% risk-free rate of interest, a contractual life of seven years and a per share fair value of our convertible preferred stock at the time of issuance of $4.00 per share, amounted to $16,000. The amortization of this deferred charge was recognized as additional interest expense over the term of the financing arrangement. During the years ended December 31, 2007 and 2008, we recorded interest expense totaling $16,000 and $13,000, respectively, associated with amortizing the fair value of the warrants. No additional interest expense was recorded during 2009. As of December 31, 2009, the entire fair value of these warrants had been amortized as interest expense. As of June 30, 2010, none of these warrants have been exercised.

The fair value of the warrants outstanding is classified as a liability and revalued on each reporting period with the resulting gains and losses recorded in other income or expense. For the years ended December 31, 2007 and 2009, we recorded losses of $10,000 and $84,000, respectively, as a result of an increase in the fair value of the warrants. For the year ended December 31, 2008 we recorded a gain of $9,000 as a result of a decrease in the fair value of the warrants. For the six-month period ended June 30, 2010 we recorded a loss of $56,000 as a result of an increase in fair value.

10.	Common Stock

Our amended and restated certificate of incorporation authorized us to issue 121,668,835 shares of common stock as of June 30, 2010 with a $0.0001 par value per share. Common stockholders are entitled to dividends when and if declared by our board of directors. There have been no dividends declared to date. The holder of each share of common stock is entitled to one vote.

On September 1, 2000, we issued 4,341,006 shares of restricted common stock at $0.0013 per share to our founders under a restricted stock purchase agreement, as amended on March 4, 2004. On January 25, 2004, 246,752 shares of restricted common stock at $0.0013 per share were issued to a certain consultant under a restricted stock purchase agreement, as amended on March 4, 2004. For each agreement, 30% of the shares vest immediately on March 4, 2004, and the remaining shares vest over a four-year period. In August 2005, these shares were converted into junior preferred stock. These shares were fully vested as of December 31, 2009.

Early Exercise of Employee Options

Stock options granted under our stock options plans provide employee option holders the right to exercise unvested options in exchange for restricted common stock. The stock option tables in Note 11 include unvested shares which amounted to 406,833, 310,729, 118,291, and 310,929 at December 31, 2007, 2008, 2009 and June 30, 2010, respectively, which are subject to a repurchase right held by us at the original issuance price in the event the optionees’ employment is terminated either voluntarily or involuntarily. Generally, this right lapses as to 25% on the first anniversary of the vesting start date and in 36 equal monthly amounts thereafter.

PACIFIC BIOSCIENCES OF CALIFORNIA, INC.

(A development stage enterprise)

Notes to Financial Statements—(Continued)

10.	Common Stock (Continued)

These repurchase terms are considered to be a forfeiture provision and do not result in variable accounting. The restricted shares issued upon early exercise of stock options are legally issued and outstanding. However, these restricted shares are only deemed outstanding for basic earnings per share computation purposes upon the respective repurchase rights lapsing. We treat cash received from employees for the exercise of unvested options as a refundable deposit shown as a liability in our balance sheets. As of December 31, 2007, 2008, 2009 and June 30, 2010, we included cash received for early exercise of options of $89,000, $0.2 million, $0.2 million and $0.5 million, respectively, in accrued liabilities. Amounts from accrued liabilities are transferred into common stock and additional paid-in capital as the shares vest.

11.	Stock Option Plans

2005 Stock Plan

During August 2005, we adopted the 2005 Stock Plan, or 2005 Plan. The 2005 Plan provides for the granting of stock options to our employees, directors and consultants. Options granted under the 2005 Plan may be either incentive stock options or nonqualified stock options. Incentive stock options, or ISO, may be granted only to our employees. Nonqualified stock options, or NSO, may be granted to all eligible recipients. At December 31, 2009 and June 30, 2010, there were 18,306,169 and 23,306,169 shares, respectively, of common stock authorized for issuance under the 2005 plan.

Options under the 2005 Plan may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by our board of directors, provided, however, that (i) the exercise price of an ISO and NSO shall not be less than 100% and 85%, respectively, of the estimated fair value of the shares on the date of grant, and (ii) the exercise price of an ISO or an NSO granted to a more than 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant. The options generally vest over four years, however, option holders may early exercise but shares are subject to a right of repurchase. The vesting provisions of individual options may vary but provide for vesting of at least 20% per year.

PACIFIC BIOSCIENCES OF CALIFORNIA, INC.

(A development stage enterprise)

Notes to Financial Statements—(Continued)

11.	Stock Option Plans (Continued)

The following summarizes option activity under the 2005 Plan:

		Common Stock Options Outstanding
	Shares available for grant	Number of shares	Exercise price	Weighted average exercise price
Shares reserved at plan inception	1,533,496
Options granted	(974,825)	974,825	$0.35	$0.35

Balances, December 31, 2005	558,671	974,825	$0.35	$0.35
Additional shares reserved	2,453,470
Options granted	(1,545,100)	1,545,100	$0.35	$0.35
Options exercised	—	(273,390)	$0.35	$0.35
Options canceled	48,168	(48,168)	$0.35	$0.35

Balances, December 31, 2006	1,515,209	2,198,367	$0.35	$0.35
Additional shares reserved	3,100,000
Options granted	(4,445,398)	4,445,398	$0.35 - 0.98	$0.92
Options exercised	—	(274,266)	$0.35 - 0.98	$0.46
Options repurchased and added back into pool	14,064
Options canceled	402,419	(402,419)	$0.35 - 0.98	$0.47

Balances, December 31, 2007	586,294	5,967,080	$0.35 - 0.98	$0.79
Additional shares reserved	5,807,847
Options granted	(4,548,250)	4,548,250	$1.26 - 3.48	$2.62
Options exercised	—	(620,451)	$0.35 - 3.48	$0.72
Options canceled	213,299	(213,299)	$0.35 - 3.48	$1.09

Balances, December 31, 2008	2,059,190	9,681,580	$0.35 - 3.48	$1.65

Additional shares reserved	5,411,356
Options granted	(3,572,500)	3,572,500	$1.93 - 4.25	$2.83
Options exercised	—	(168,481)	$0.35 - 3.48	$1.85
Options repurchased and added back into pool	10,355
Options canceled	163,850	(163,850)	$0.98 - 3.48	$2.68

Balances, December 31, 2009	4,072,251	12,921,749	$0.35 - 4.25	$1.96

Additional shares reserved (unaudited)	5,000,000
Options granted (unaudited)	(5,196,055)	5,196,055	$4.25 - 5.42	$4.51
Options exercised (unaudited)		(609,369)	$0.35 - 4.25	$1.31
Options canceled (unaudited)	161,010	(161,010)	$0.98 - 4.25	$2.65

Balances, June 30, 2010 (unaudited)	4,037,206	17,347,425	$0.35 - 5.42	$2.74

PACIFIC BIOSCIENCES OF CALIFORNIA, INC.

(A development stage enterprise)

Notes to Financial Statements—(Continued)

11.	Stock Option Plans (Continued)

The following table summarizes information with respect to stock options outstanding and exercisable under the 2005 Plan at December 31, 2009 (dollars in thousands, except per share values):

	Options outstanding				Options vested and exercisable
Exercise price	Number outstanding	Weighted average remaining contractual life (Years)	Weighted average exercise price	Aggregate intrinsic value	Number vested	Weighted average exercise price	Aggregate intrinsic value
$0.35 - 0.98	5,153,200	7.11	$0.80		3,431,820	$0.74
$1.26 - 1.93	3,133,713	8.68	$1.59		704,642	$1.29
$2.82 - 3.48	3,648,836	8.94	$3.30		823,880	$3.48
$4.25	986,000	9.95	$4.25		37,833	$4.25

	12,921,749		$1.96	$29,614	4,998,175	$1.30	$14,765

The following table summarizes information with respect to stock options outstanding and exercisable under the 2005 Plan at June 30, 2010 (dollars in thousands, except per share values):

	Options outstanding				Options vested and exercisable
Exercise price	Number outstanding	Weighted average remaining contractual life (Years)	Weighted average exercise price	Aggregate intrinsic value	Number vested	Weighted average exercise price	Aggregate intrinsic value
$0.35 - 0.98	4,697,366	6.54	$0.80		3,683,087	$0.73
$1.26 - 1.93	2,939,379	8.07	$1.59		1,272,279	$1.50
$2.82 - 3.48	3,585,436	8.43	$3.30		1,269,593	$3.39
$4.25 - 5.42	6,125,244	9.64	$4.25		734,942	$4.25

	17,347,425		$2.74	$46,519	6,959,901	$1.73	$25,688

We have computed the aggregate intrinsic value amounts disclosed in the above table based upon the difference between the original exercise price of the options and our estimate of the deemed fair value of our common stock of $4.25 and $5.42 per share at December 31, 2009 and June 30, 2010, respectively.

The total intrinsic value of options exercised during the year ended December 31, 2009 and the six-month periods ended June 30, 2009 and June 30, 2010 was $0.3 million, $12,000 and $2.9 million, respectively.

2004 Stock Plan

During March 2004, we adopted the 2004 Equity Incentive Plan, or 2004 Plan. The 2004 Plan provides for the granting of stock options to our employees, directors and consultants. Options granted under the 2004 Plan may be either incentive stock options or nonqualified stock options. ISOs may be granted only to our employees. NSOs may be granted to all eligible recipients.

During August 2005, we amended this plan so that the option is now an option to purchase junior preferred stock. As a result of this amendment, we account for options to purchase junior preferred stock under variable plan accounting. Options available for grant under the 2004 Plan, as of that date, were canceled.

Options under the 2004 Plan may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by our board of directors, provided,

PACIFIC BIOSCIENCES OF CALIFORNIA, INC.

(A development stage enterprise)

Notes to Financial Statements—(Continued)

11.	Stock Option Plans (Continued)

however, that (i) the exercise price of an ISO and NSO shall not be less than 100% and 85%, respectively, of the estimated fair value of the shares on the date of grant, and (ii) the exercise price of an ISO or an NSO granted to a more than 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant. The options generally vest over four years, however, option holders may early exercise but shares are subject to a right of repurchase. The vesting provisions of individual options may vary but provide for vesting of at least 20% per year.

The following table summarizes option activity under the 2004 Plan:

	Junior preferred stock options outstanding
	Number of shares	Exercise price	Weighted average exercise price
Shares reserved at plan inception
Additional shares reserved
Options granted	2,758,000	$0.10 - 0.13	$0.10
Options exercised	(1,690,750)	$0.10	$0.10

Balances, December 31, 2004	1,067,250	$0.10 - 0.13	$0.10
Options granted	566,625	$0.13	$0.13
Options exercised	(1,013,395)	$0.10 - 0.13	$0.12
Options canceled	(83,646)	$0.10 - 0.13	$0.10
Reserve shares canceled	—

Balances, December 31, 2005	536,834	$0.10 - 0.13	$0.11
Options granted	—	$—	$—
Options exercised	(53,604)	$0.10 - 0.13	$0.11
Options canceled	(134,584)	$0.10 - 0.13	$0.13

Balances, December 31, 2006	348,646	$0.10 - 0.13	$0.11
Options exercised	(45,000)	$0.13	$0.13

Balances, December 31, 2007	303,646	$0.10 - 0.13	$0.11
Options exercised	(65,728)	$0.13	$0.13

Balances, December 31, 2008	237,918	$0.10 - 0.13	$0.11
Options exercised	(10,000)	$0.13	$0.13

Balances, December 31, 2009	227,918	$0.10 - 0.13	$0.11

Options exercised (unaudited)	—

Balances, June 30, 2010 (unaudited)	227,918	$0.10 - 0.13	$0.11

PACIFIC BIOSCIENCES OF CALIFORNIA, INC.

(A development stage enterprise)

Notes to Financial Statements—(Continued)

11.	Stock Option Plans (Continued)

The following table summarizes information with respect to stock options outstanding and exercisable under the 2004 Plan at December 31, 2009 (dollars in thousands, except per share values):

	Options outstanding				Options vested and exercisable
Exercise price	Number outstanding	Weighted average remaining contractual life (Years)	Weighted average exercise price	Aggregate intrinsic value	Number vested	Weighted average exercise price	Aggregate intrinsic value
$0.10	172,918	4.42	$0.10		172,918	$0.10
$0.13	55,000	4.80	$0.13		55,000	$0.13

	227,918		$0.11	$944	227,918	$0.11	$944

The following table summarizes information with respect to stock options outstanding and exercisable under the 2004 Plan at June 30, 2010 (dollars in thousands, except per share values):

	Options outstanding				Options vested and exercisable
Exercise price	Number outstanding	Weighted average remaining contractual life (Years)	Weighted average exercise price	Aggregate intrinsic value	Number vested	Weighted average exercise price	Aggregate intrinsic value
$0.10	172,918	3.92	$0.10		172,918	$0.10
$0.13	55,000	4.30	$0.13		55,000	$0.13

	227,918		$0.11	$1,211	227,918	$0.11	$1,211

We have computed the aggregate intrinsic value amounts disclosed in the above table based upon the difference between the original exercise price of the options and our estimate of the deemed fair value of our common stock of $4.25 and $5.42 per share at December 31, 2009 and June 30, 2010, respectively.

The total intrinsic value of options exercised during the year ended December 31, 2009 and the six-month periods ended June 30, 2009 and June 30, 2010 was not material.

Stock-based Compensation

Stock-based compensation expense related to options granted to employees and non-employees was allocated to research and development expense, sales, general and administrative expense as follows (in thousands):

	Years ended December 31,			Six-month periods ended June 30,		Cumulative period from July 14, 2000 (date of inception) to June 30, 2010
	2007	2008	2009	2009	2010
				(unaudited)		(unaudited)
Research and development	$398	$1,183	$2,314	$1,062	$2,498	$6,443
Sales, general and administrative	184	387	748	332	1,242	2,638

Total stock-based compensation expense	$582	$1,570	$3,062	$1,394	$3,740	$9,081

PACIFIC BIOSCIENCES OF CALIFORNIA, INC.

(A development stage enterprise)

Notes to Financial Statements—(Continued)

11.	Stock Option Plans (Continued)

Employee Stock-based Compensation

During the years ended December 31, 2007, 2008 and 2009, we granted 4,170,898, 4,364,750 and 3,425,000 stock options, respectively, to employees with a weighted-average grant date fair value of $0.63, $1.46 and $1.29 per share, respectively, and during the six-month period ended June 30, 2010 we granted 5,173,055 options to employees with a weighted-average grant date fair value of $2.17 per share. As of December 31, 2009 and June 30, 2010, there was unrecognized compensation costs of $7.9 million and $15.8 million, respectively, related to these stock options. We expect to recognize those costs over a weighted-average period of 3.3 years as of June 30, 2010. Future option grants will increase the amount of compensation expense to be recorded in these periods.

We estimated the fair value of employee stock options using the Black-Scholes option pricing model. The fair value of employee stock options is being amortized on a straight-line basis over the requisite service period of the awards. The fair value of employee stock options was estimated using the following assumptions:

	Years ended December 31,			Six-month periods ended June 30,
	2007	2008	2009	2009	2010
				(unaudited)
Expected term	7.0 years	7.0 years	5.7 years	5.7 years	5.9 years
Expected volatility	60%	50 - 52%	46 - 48%	48%	46 - 55%
Risk-free interest rate	3.5 - 5.1%	2.8 - 3.5%	1.8 - 3.0%	1.8 - 3.0%	2.2 - 2.6%
Dividend yield	—	—	—	—	—

Expected term — Expected term represents the period that our stock-based awards are expected to be outstanding. Our assumptions about the expected term have been on our historic cancellation and exercise experience and trends as well as our expectations for future periods.

Expected volatility — The expected volatility was based on the historical stock volatilities of several publicly listed comparable companies over a period equal to the expected terms of the options, as we do not have any trading history to use the volatility of our own common stock.

Expected dividend yield — We have never paid dividends and do not expect to pay dividends.

Risk-free interest rate — The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the option’s expected term.

Fair value of common stock — The fair value of the shares of common stock underlying the stock options has historically been the responsibility of and determined by our board of directors. Because there has been no public market for our common stock, our board of directors has determined fair value of the common stock at the time of grant of the option by considering a number of objective and subjective factors including independent third-party valuations of our common stock, sales of convertible preferred stock to unrelated third parties, operating and financial performance, the lack of liquidity of capital stock and general and industry specific economic outlook, amongst other factors. The fair value of the underlying common stock shall be determined by our board of directors until such time as our common stock is listed on an established stock exchange or national market system.

Forfeiture rate — We estimate our forfeiture rate based on an analysis of our actual forfeitures and will continue to evaluate the adequacy of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior and other factors. The impact from a forfeiture rate adjustment will be recognized in

PACIFIC BIOSCIENCES OF CALIFORNIA, INC.

(A development stage enterprise)

Notes to Financial Statements—(Continued)

11.	Stock Option Plans (Continued)

full in the period of adjustment, and if the actual number of future forfeitures differs from that estimated, we may be required to record adjustments to stock-based compensation expense in future periods.

Each of the inputs discussed above is subjective and generally requires significant management and director judgment to determine.

Stock-based Compensation Associated with Junior Preferred Stock

In connection with our equity restructuring in 2005 in which all authorized and issued shares of common stock were converted into shares of junior preferred stock, all outstanding options to purchase common stock were converted into options to purchase junior preferred stock. We recorded deferred stock-based compensation of $5.6 million in connection with the exchange of common stock options for junior preferred stock options which was fully amortized during 2009 as all the options became fully vested. As a result of a repricing which occurred in 2005, we applied variable accounting to the junior preferred stock options resulting in additional stock-based compensation of $95,000, $0.1 million, $0.5 million and $0.3 million for the years ended December 31, 2007, 2008 and 2009 and the six-month period ended June 30, 2010, respectively. Stock-based compensation expense for these options were $1.1 million, $0.6 million, $0.6 million and $0.3 million for the years ended December 31, 2007, 2008 and 2009 and the six-month period ended June 30, 2010, respectively.

Employee stock-based compensation and net loss for 2005 in the Statement of Convertible Preferred Stock and Stockholders' Equity (Deficit) has been revised from $1.3 million and $7.9 million to $4.3 million and $10.9 million, respectively, to correct for an error in the calculation of employee stock-based compensation in 2005.

Options Granted to Non-employees

During the years ended December 31, 2007, 2008, 2009 and for the six-month period ended June 30, 2010, we granted options to purchase 274,500, 191,500, 147,500 and 23,000 shares of common stock, respectively, to non-employees at exercise prices ranging from $0.98 to $5.42 per share.

Stock-based compensation expense will fluctuate as the estimated fair value of the common stock fluctuates over the vesting period. In connection with the grant of stock options to non-employees, we recognized stock-based compensation expense of $0.2 million, $0.3 million, $0.4 million and $1.6 million, for the years ended December 31, 2007, 2008 and 2009 and the period from July 14, 2000, the date of inception, to June 30, 2010, respectively. Compensation expense of $0.1 million and $0.6 million was recorded for the six-month periods ended June 30, 2009 and 2010, respectively.

Stock-based compensation expense related to stock options granted to non-employees is recognized as the stock options are earned. We believe that the estimated fair value of the stock options is more readily measurable than the fair value of the services rendered. The fair value of the stock options granted to non-employees is calculated at each reporting date using the Black-Scholes option pricing model using the following assumptions:

	Years ended December 31,			Six-month periods ended June 30,
	2007	2008	2009	2009	2010
				(unaudited)
Contractual life	10 years	10 years	10 years	10 years	10 years
Expected volatility	60%	75%	75%	75%	60 - 75%
Risk-free interest rate	4.1%	2.4 - 4.1%	2.8 - 3.7%	2.8 - 3.7%	3.7 - 3.9%
Dividend yield	—	—	—	—	—

PACIFIC BIOSCIENCES OF CALIFORNIA, INC.

(A development stage enterprise)

Notes to Financial Statements—(Continued)

11.	Stock Option Plans (Continued)

Shares Reserved for Future Issuance

As of December 31, 2009 and June 30, 2010 we had reserved shares of Common Stock for issuance as follows:

	December 31, 2009	June 30, 2010
		(unaudited)
Conversion of Convertible Preferred Stock*	60,101,338	73,305,523
Issuance of Common Stock Options	16,994,000	21,384,631
Issuance of Junior Preferred Stock Options*	227,918	227,918
Issuance upon exercise of Convertible Preferred Stock warrants*	50,569	50,569

	77,373,825	94,968,641

*

The convertible preferred stock, junior preferred stock options and convertible preferred stock warrants were computed on an as-converted basis using the conversion ratios in effect as of June 30, 2010 for all periods presented.

12.	Employee Benefit Plan

During 2005, we established a 401(k) Plan to provide tax deferred salary deductions for all eligible employees. Participants may make voluntary contributions to the 401(k) Plan up to 90% of their eligible compensation, limited by certain Internal Revenue Service restrictions. We do not match employee contributions.

13.	Subsequent Events (unaudited)

On August 27, 2010, we were named as a defendant in a complaint alleging infringement of patents owned and in-licensed by the plaintiff. We presently are unable to assess a likely outcome, however, we believe the suit is without merit and plan to vigorously defend ourselves.

PACIFIC BIOSCIENCES™

DYNAMIC

BLENDING SCIENCE AND TECHNOLOGY TO ADVANCE BIOLOGICAL INSIGHTS.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.    Other expenses of issuance and distribution.

Estimated expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the common stock being registered under this registration statement are as follows:

SEC registration fee		$14,260
FINRA filing fee		20,500
Listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14.    Indemnification of directors and officers.

Upon the closing of this offering, the Registrant’s amended and restated certificate of incorporation will contain provisions that eliminate, to the maximum extent permitted by the General Corporation Law of the State of Delaware, the personal liability of the Registrant’s directors and executive officers for monetary damages for breach of their fiduciary duties as directors or officers. The Registrant’s amended and restated certificate of incorporation and bylaws will provide that the Registrant must indemnify its directors and executive officers and may indemnify its employees and other agents to the fullest extent permitted by the General Corporation Law of the State of Delaware.

Sections 145 and 102(b)(7) of the General Corporation Law of the State of Delaware provide that a corporation may indemnify any person made a party to an action by reason of the fact that he or she was a director, executive officer, employee or agent of the corporation or is or was serving at the request of a corporation against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation.

The Registrant intends to enter into indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in its amended and restated certificate of incorporation and bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

The Registrant has purchased and intends to maintain insurance on behalf of each and any person who is or was a director or officer of the Registrant against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The Underwriting Agreement, to be attached as Exhibit 1.1, provides for indemnification by the underwriters of the Registrant and its executive officers and directors, and by the Registrant of the underwriters, for certain liabilities, including liabilities arising under the Securities Act.

See also the undertakings set out in response to Item 17 herein.

Item 15.    Recent sales of unregistered securities.

During the last three years, we sold the following unregistered securities:

(1) From January 1, 2007 through July 31, 2010, we sold and issued to our employees, consultants or former service providers an aggregate of 120,728 shares of common stock pursuant to option exercises under the 2004 Equity Incentive Plan, as amended, at prices ranging from $0.10 to $0.13 per share for an aggregate purchase price of $14,473.

(2) From January 1, 2007 through July 31, 2010, we sold and issued to our employees, consultants or former service providers an aggregate of 1,888,903 shares of common stock pursuant to option exercises under the 2005 Stock Plan, as amended, at prices ranging from $0.35 to $6.37 per share for an aggregate purchase price of $2,345,980.

(3) From January 1, 2007 through July 31, 2010, we granted options under our 2005 Stock Plan, as amended, to purchase 18,769,703 shares of common stock to our employees, directors and consultants, having exercise prices ranging from $0.98 to $6.37 per share for an aggregate exercise price of $56,242,373.

(4) Between July 2008 and July 2009, we sold and issued 26,866,790 shares of Series E convertible preferred stock to 63 accredited investors, at $7.00 per share, for a total consideration of $188,067,530.

(5) Between June and July 2010, we sold and issued 14,265,782 shares of Series F convertible preferred stock to 19 accredited investors, at $7.63 per share, for a total consideration of $108,847,917.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes that each transaction was exempt from the registration requirements of the Securities Act in reliance on the following exemptions:

•

with respect to the transactions described in paragraphs (1), (2) and (3), Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors or Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering; and

•

with respect to the transactions described in paragraph (4), Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder, and with respect to the transactions described in paragraph (5), Section 4(2) of the Securities Act, in each case as transactions by an issuer not involving a public offering. Each recipient of the securities in these transactions represented his or her intention to acquire the securities for investment only and not with a view to, or for resale in connection with, any distribution thereof, and appropriate legends were affixed to the share certificates issued in each such transaction. In each case, the recipient received adequate information about the registrant or had adequate access, through his or her relationship with the registrant, to information about the registrant.

There were no underwriters employed in connection with any of the transactions set forth in Item 15.

Item 16.    Exhibits and financial statement schedules.

(a) Exhibits:

Exhibit number	Exhibit title

1.1*	Form of Underwriting Agreement

3.1#	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon closing of the offering

3.3#	Amended and Restated Bylaws of the Registrant, as currently in effect

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be effective upon closing of the offering

4.1*	Specimen Common Stock Certificate of the Registrant

4.2#	Fifth Amended and Restated Investor Rights Agreement, dated June 16, 2010

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

10.1#	Form of Director and Executive Officer Indemnification Agreement

10.2#	2004 Equity Incentive Plan and forms of option agreements thereunder

10.3#	2005 Stock Plan and forms of option agreements thereunder

10.4#	2010 Equity Incentive Plan and forms of option agreements thereunder to be in effect upon the closing of this offering

10.5#	2010 Employee Stock Purchase Plan and forms of agreement thereunder to be in effect upon the closing of this offering

10.6#	2010 Outside Director Equity Incentive Plan and forms of agreement thereunder to be in effect upon the closing of this offering

10.7†	Collaboration Agreement by and between the Registrant and Gen-Probe Incorporated, dated as of June 15, 2010

10.8†	Exclusive License Agreement by and between the Registrant and Cornell Research Foundation, Inc., dated as of February 1, 2004

10.9†	License Agreement by and between the Registrant and GE Healthcare Bio-Sciences Corp., dated as of September 11, 2006

10.10†	Exclusive License Agreement by and between the Registrant and Indiana University Research and Technology Corporation, dated May 15, 2005

10.11#	Amended and Restated Lease Agreement by and between the Registrant and Menlo Business Park, LLC, dated as of December 17, 2007

10.12#	Lease Agreement by and between the Registrant and Menlo Business Park LLC, dated August 14, 2009

10.13#	Industrial Lease Agreement by and between the Registrant and AMB Property, L.P., dated December 10, 2009

10.14#	Industrial Lease Agreement by and between the Registrant and AMB Property, L.P., dated September 24, 2009

10.15#	First Amendment to the September 24, 2009 Industrial Lease Agreement by and between the Registrant and AMB Property, L.P., dated as of May 19, 2010

Exhibit number	Exhibit title

10.16#	Industrial Lease Agreement by and between the Registrant and AMB Property, L.P., dated February 8, 2010

10.17	Employment Agreement by and between the registrant and Hugh Martin effective September 16, 2010

10.18	Change in Control Severance Agreement by and between the registrant and Hugh Martin effective September 16, 2010

10.19	Letter Relating to Employment Terms by and between the registrant and Susan K. Barnes effective September 15, 2010

10.20	Change in Control Severance Agreement by and between the registrant and Susan K. Barnes effective September 9, 2010

10.21	Letter Relating to Employment Terms by and between the registrant and Stephen Turner effective September 15, 2010

10.22	Change in Control Severance Agreement by and between the registrant and Stephen Turner effective September 9, 2010

10.23	Letter Relating to Employment Terms by and between the registrant and James Michael Phillips effective September 15, 2010

10.24	Change in Control Severance Agreement by and between the registrant and James Michael Phillips effective September 9, 2010

21.1#	List of subsidiaries of the Registrant

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)

24.1	Power of Attorney (see page II-7 to this registration statement on Form S-1)

*	To be filed by amendment.
#	Previously filed.

†

Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from this Registration Statement and have been filed separately with the Securities and Exchange Commission.

Item 17.    Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

We hereby undertake that:

(a) We will provide to the underwriters at the closing as specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(c) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Menlo Park, State of California, on September 17, 2010.

PACIFIC BIOSCIENCES OF CALIFORNIA, INC.

By:	/S/ SUSAN K. BARNES
Susan K. Barnes Senior Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated below:

Signature	Title	Date

* Hugh C. Martin	Chairman, Chief Executive Officer and President	September 17, 2010

/S/ SUSAN K. BARNES Susan K. Barnes	Senior Vice President and Chief Financial Officer	September 17, 2010

* Brian B. Dow	Vice President and Principal Accounting Officer	September 17, 2010

* David Baltimore	Director	September 17, 2010

* Brook Byers	Director	September 17, 2010

* William W. Ericson	Director	September 17, 2010

* Michael Hunkapiller	Director	September 17, 2010

* Randall S. Livingston	Director	September 17, 2010

* Susan Siegel	Director	September 17, 2010

* David B. Singer	Director	September 17, 2010

*By:	/S/ SUSAN K. BARNES
Susan K. Barnes Attorney in Fact

Power of attorney

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Hugh C. Martin and Susan K. Barnes, jointly and severally, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign the Amendment No. 1 to the Registration Statement on Form S-1 of Pacific Biosciences of California, Inc. and any or all amendments (including post-effective amendments) thereto and any new registration statement with respect to the offering contemplated thereby filed pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date

/S/ BRIAN B. DOW Brian B. Dow	Principal Accounting Officer	September 17, 2010

/S/ DAVID BALTIMORE David Baltimore	Director	September 17, 2010

Exhibit Index

Exhibit number	Exhibit title

1.1*	Form of Underwriting Agreement

3.1#	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon closing of the offering

3.3#	Amended and Restated Bylaws of the Registrant, as currently in effect

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be effective upon closing of the offering

4.1*	Specimen Common Stock Certificate of the Registrant

4.2#	Fifth Amended and Restated Investor Rights Agreement, dated June 16, 2010

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

10.1#	Form of Director and Executive Officer Indemnification Agreement

10.2#	2004 Equity Incentive Plan and forms of option agreements thereunder

10.3#	2005 Stock Plan and forms of option agreements thereunder

10.4#	2010 Equity Incentive Plan and forms of option agreements thereunder to be in effect upon the closing of this offering

10.5#	2010 Employee Stock Purchase Plan and forms of agreement thereunder to be in effect upon the closing of this offering

10.6#	2010 Outside Director Equity Incentive Plan and forms of agreement thereunder to be in effect upon the closing of this offering

10.7†	Collaboration Agreement by and between the Registrant and Gen-Probe Incorporated, dated as of June 15, 2010

10.8†	Exclusive License Agreement by and between the Registrant and Cornell Research Foundation, Inc., dated as of February 1, 2004

10.9†	License Agreement by and between the Registrant and GE Healthcare Bio-Sciences Corp., dated as of September 11, 2006

10.10†	Exclusive License Agreement by and between the Registrant and Indiana University Research and Technology Corporation, dated May 15, 2005

10.11#	Amended and Restated Lease Agreement by and between the Registrant and Menlo Business Park, LLC, dated as of December 17, 2007

10.12#	Lease Agreement by and between the Registrant and Menlo Business Park LLC, dated August 14, 2009

10.13#	Industrial Lease Agreement by and between the Registrant and AMB Property, L.P., dated December 10, 2009

10.14#	Industrial Lease Agreement by and between the Registrant and AMB Property, L.P., dated September 24, 2009

10.15#	First Amendment to the September 24, 2009 Industrial Lease Agreement by and between the Registrant and AMB Property, L.P., dated as of May 19, 2010

Exhibit number	Exhibit title

10.16#	Industrial Lease Agreement by and between the Registrant and AMB Property, L.P., dated February 8, 2010

10.17	Employment Agreement by and between the registrant and Hugh Martin effective September 16, 2010

10.18	Change in Control Severance Agreement by and between the registrant and Hugh Martin effective September 16, 2010

10.19	Letter Relating to Employment Terms by and between the registrant and Susan K. Barnes effective September 15, 2010

10.20	Change in Control Severance Agreement by and between the registrant and Susan K. Barnes effective September 9, 2010

10.21	Letter Relating to Employment Terms by and between the registrant and Stephen Turner effective September 15, 2010

10.22	Change in Control Severance Agreement by and between the registrant and Stephen Turner effective September 9, 2010

10.23	Letter Relating to Employment Terms by and between the registrant and James Michael Phillips effective September 15, 2010

10.24	Change in Control Severance Agreement by and between the registrant and James Michael Phillips effective September 9, 2010

21.1#	List of subsidiaries of the Registrant

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)

24.1	Power of Attorney (see page II-7 to this registration statement on Form S-1)

*	To be filed by amendment.
#	Previously filed.

†

Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from this Registration Statement and have been filed separately with the Securities and Exchange Commission.